Itaú Unibanco Holding S.A.

Management Discussion & Analysis and
Complete Financial Statements

3rd Quarter 2009

Itaú Unibanco

Contents

Management Discussion and Analysis	1

Complete Financial Statements	39

ITAÚ UNIBANCO HOLDING S.A.

INFORMATION ON THE RESULTS FROM JANUARY TO SEPTEMBER 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the period from January to September 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results of the new institution, for the effect of comparability, the data related to the period from January to September 2008 takes into consideration the addition of Itaú and Unibanco figures.

1.
Net income for the period from January to September 2009 totaled R$ 6.9 billion, with annualized return of 19.8% on average equity (25.5% for the period from January to September 2008). Recurring net income was R$ 7.7 billion, with annualized return of 22.2%. Consolidated stockholders' equity totaled R$ 48.9 billion at the end of September 2009. Basel ratio stood at 16.3% at the end of September, based on economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 48.6%, as compared to the quotation of December 31, 2008. The market value at Stock Exchanges was R$ 161.0 billion at the end of September, which ranked Itaú Unibanco 11th in the global bank ranking.

3.
In the period from January to September 2009, Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 11.5 billion. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 5.7 billion.

4.
Consolidated assets totaled R$ 612.4 billion at September 30, 2009 the highest among the private financial groups of Latin America. The loan portfolio, including endorsements and sureties, totaled R$ 268.7 billion, an increase of 5.5% as compared to September 30, 2008.  In Brazil, non-mandatory loans to the individuals segment reached R$ 98.4 billion, with a growth of 6.3%. The large company segment reached R$ 90.3 billion, and the very small, small and middle-market company segment reached R$ 56.7 billion, with an increase of 18.1%.

5.
Total free, raised and managed own assets amounted to R$ 832.6 billion, an increase of 8.7% as compared to September 30, 2008. Technical provisions for insurance, pension plan and capitalization totaled R$ 50.0 billion at the end of September 2009.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 13.3 billion, and of securitization that totaled R$ 780 million in the period from January to September 2009. These operations assured the leadership in the Anbid ranking regarding the distribution of fixed income in the period from January to September 2009. In capital markets, it coordinated public offerings that totaled R$ 5.3 billion.

7.
Itaú Unibanco employed approximately 103 thousand people at the end of September 2009. The employees' fixed compensation plus charges and benefits totaled R$ 6.3 billion in the period from January to September 2009. In addition, approximately R$ 79 million were invested in education, training and development programs. At present, Itaú Unibanco is in the list comprising the best companies to work of the Great Place to Work Institute (partnership with the Época Magazine) and of FIA/USP (partnership with the Exame/Você S/A magazine).

8.
Itaú Unibanco and Porto Seguro entered on August 23, 2009 into an alliance aimed at the unification of residence and automobile insurance operations for the exclusive offer and distribution of products of these segments to the customers of the Itaú Unibanco branch network in Brazil and Uruguay. The completion of the alliance between Itaú Unibanco and Porto Seguro depends on the approval at the stockholders’ meeting and of the Brazilian Antitrust System (SBDC). On October 16, SUSEP granted prior authorization for the corporate acts related to this alliance.

9.
Itaú Unibanco and Tempo Participações signed on September 24, 2009 a Memorandum of Understanding aimed at transferring 100% of Unibanco Saúde Seguradora’s capital to Tempo. In the coming 90 days, Tempo and Itaú Seguros will sign a definitive documentation detailing the rules outlined in the Memorandum of Understanding.   The conclusion of this agreement will depend on the approval of the bodies in charge, including the ANS (Brazilian Health Agency – the health market regulator) and SBDC.

10.
Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded on August 28, 2009 the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC). The agreement which created FIC was amended, in order to exclude the obligation of exclusivity of Itaú Unibanco.  CBD and Itaú Unibanco also agreed to extend the exclusivity granted by CBD to FIC to an additional term of five years for the offer of financial products and services.

11.
For the tenth consecutive year, Itaú Unibanco was selected to make up the portfolio of the Dow Jones Sustainability World Index (DJSI), in its 2009/2010 review, comprising 317 companies of 26 countries. It thus continues to be the only Latin America institution to be included in this index since it was created in 1999. Of the seven Brazilian companies which were selected, three are of the Group: Itaúsa, Itaú Unibanco, and Redecard. In the third quarter, Itaú Unibanco was considered the leader of its sector in Brazil and Latin America, according to the evaluation of The Banker magazine; it received from the Euromoney magazine the award of best bank in Brazil for the 11th time; and it was considered by Guia Exame de Investimentos Pessoais the best bank in investment fund management. Itaú Private Bank was recognized by the Private Banker International (PBI) magazine as the best bank in Latin America.

12.
In the period from January to September 2009, social and cultural investments of Itaú Unibanco totaled R$ 129 million. The Programa de Voluntários (volunteers program) launched the Sábado Voluntário (volunteering Saturday) event. Semana Voluntária (volunteering week) encouraged the volunteer service among employees in the administrative centers. Instituto Unibanco mobilized 35 thousand students, parents and teachers to carry out improvements in 42 schools in São Paulo. In addition to the 48 schools already benefited in Belo Horizonte, Porto Alegre, and São Paulo, the amount of R$ 5.4 million was provided to improve the quality of education in 45 new public schools, thus benefiting 50 thousand students. Instituto Itaú Cultural carried out 314 events in Brazil and 101 in a number of countries between January and September 2009.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com/ir).

São Paulo, October 30, 2009.

Pedro Moreira Salles
Chairman of the Board of Directors

Itaú Unibanco Holding S.A.

Management Discussion & Analysis

3rd Quarter 2009

Itaú Unibanco

Contents

Executive Summary	03
Analysis of Net Income	10
Managerial Financial Margin	11
Results from Loan and Lease Losses	13
Banking Service Fees and Banking Charge Revenues	15
Non-interest Expenses	16
Income Tax and Social Contribution	17
Balance Sheet	18
Balance Sheet by Currency	22
Value at Risk	23
Ownership Structure	24
Pro Forma Financial Statements by Segment	26
Commercial Bank	30
Itaú BBA	31
Consumer Credit	31
Insurance, Pension Plans and Capitalization	32
Activities Abroad	36
Report of Independent Accountants	38
Complete Financial Statements	39

It should be noted that the information included in this report relating to prior periods has been reclassified for comparison purposes.

For comparison purposes, we have adjusted the accounting statements (statements of income and balance sheets) for periods before the first quarter of 2009, to include the full consolidation of Redecard.

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Third Quarter of 2009

The table below shows selected information and performance indicators of Itaú Unibanco Holding S.A..
The balance sheet information at September 30th , 2008 and results of the third quarter of 2008 and of the first nine months of 2008 correspond to the sums of the balances and results obtained by Itaú and by Unibanco at that date and for those periods.

Highlights - Managerial Criteria	R$ million (except where indicated)
Statements of Income		3rd Q/09		2nd Q/09		3rd Q/08	jan-sep/09	jan-sep/08
Net Income – Parent Company		2,268		2,571		2,551	6,854	8,133
Recurring Net Income		2,687		2,429		2,677	7,677	8,232
Managerial Financial Margin (1)		10,835		10,561		9,225	31,966	26,356
Shares (R$)
Consolidated Net Income per share (2) (3)		0.50		0.57		0.57	1.52	1.80
Consolidated Recurring Net Income per share (2) (3)		0.60		0.54		0.59	1.70	1.83
Number of Outstanding Shares – in thousands (2) (3)		4,523,759		4,518,347		4,506,297	4,523,759	4,506,297
Book Value per share		10.80		10.46		9.88	10.80	9.88
Dividends/JCP net of taxes (4) (R$ Million)		806		729		794	2,303	2,511
Dividends/JCP net of taxes (4) per share		0.20		0.16		0.18	0.53	0.56
Market Capitalization (5) (R$ Million)		161,046		128,034		113,738	161,046	113,738
Market Capitalization (5) (US$ Million)		90,572		65,604		59,415	90,572	59,415
Performance Ratios (%)
Return on Average Equity – Annualized (6)		18.9%		22.3%		23.3%	19.8%	25.5%
Recurring Return on Average Equity – Annualized (6)		22.4%		21.1%		24.5%	22.2%	25.9%
Return on Average Assets – Annualized (6)		1.5%		1.7%		1.9%	1.5%	2.1%
Recurring Return on Average Assets – Annualized (6)		1.8%		1.6%		2.0%	1.7%	2.2%
Solvency Ratio (BIS Ratio)		16.3%		16.5%		14.7%	16.3%	14.7%
Annualized Net Interest Margin (7)		10.7%		10.1%		10.2%	10.9%	10.8%
Nonperforming Loans Index (NPL over 60 days)		7.0%		6.7%		4.6%	7.0%	4.6%
Nonperforming Loans Index (NPL over 90 days)		5.9%		5.4%		3.8%	5.9%	3.8%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 60 days)		145%		146%		138%	145%	138%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days)		172%		182%		175%	172%	175%
Efficiency Ratio (ER) (8)		41.1%		42.7%		46.3%	42.0%	44.5%
Balance Sheet		Sep 30,09		Jun 30,09		Sep 30,08
Total Assets		612,399		596,387		577,974
Credit Operations (A)	237,099		234,490		224,059
Sureties, Endorsements and Guarantees	31,594	268,693	31,476	265,966	30,707	254,766
Deposits + Debentures + Borrowings and Onlending and Securities (9) (B)		264,941		268,189		241,065
Credit Operations / Funding (A/B)		89.5%		87.4%		92.9%
Stockholders' Equity of Parent Company		48,862		47,269		44,510
Relevant Data
Assets Under Management (AUM)		310,346		304,609		265,042
Employees (Individuals)		102,754		103,790		108,666
Branches (Units)		3,951		3,939		3,827
CSBs (Units)		960		978		997
Automated Teller Machines (Units)		30,374		30,659		30,984

(1) Described on page 11.
(2) For 2008, we considered the number of shares at the time of the association.
(3) The number of shares outstanding was adjusted to reflect the 10% share bonus that occurred on August 28, 2009.
(4) JCP– interest on own capital. Amounts paid/provisioned (Note 16 - b II to the Financial Statements).
(5) Calculated based on the average quotation of non-voting shares on the last trading day in the period.
(6) Annualized Return  was calculated by dividing Net Income of the parent company by the Average Stockholders’ Equity of the parent company/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Does not include Treasury Financial Margin.
(8) ER= Non-interest Expenses / (Managerial Financial Margin + Banking Fees and Charge Revenues + Result from Operations of Insurance, Pension Plans and Capitalization before Retained Claims + Other Operating Income + Tax Expenses for ISS, PIS and Cofins).
(9) Net of compulsory deposits as described on page 20.

3	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

Third Quarter of 2009

Managerial Statement of Income

During the third quarter of 2009, the following non-recurring events impacted Itaú Unibanco’s consolidated net income:

R$ million
	3 rd Q/09	2 nd Q/09	jan-sep/09	jan-sep/08
Recurring Net Income	2,687	2,429	7,677	8,232
Economic plans provision	(56)	(54)	(166)	(176)
Disposal of investments	-	212	212	96
Goodwill amortization	-	(15)	(506)	(20)
Itaú Unibanco Association with CBD	(363)	-	(363)	-
Total non-recurring effects	(419)	142	(823)	(100)
Net Income	2,268	2,571	6,854	8,133

Note:

The impacts of the non-recurring events described above are net of tax effects. (Further details are presented in Note 22-l of the Financial Statements).

The result of the first nine months of 2008 corresponds to the sum of the results obtained by Itaú and by Unibanco.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Basically, the tax effects of hedges of investments abroad, originally included in the tax expense (PIS and Cofins) and income tax and social contribution of net income lines in the accounting statement of income, were reclassified to Financial Margin. Tax benefits from sovereign securities issued by foreign governments were also reclassified.
In the third quarter of 2009, we started to consider the financial margin obtained from financial institutions as one of the components of the financial margin with the market, since the Treasury structure is responsible for such management. Hence, we have reclassified the information of the second quarter of 2009 in order to guarantee comparability.
It should be noted that our interest in Redecard increased and, accordingly, we obtained control over that Company. As a result, the financial statements for 2008 (balance  sheets and statements of income) have been adjusted to reflect the full consolidation of Redecard.
In the third quarter of 2009, the real appreciated by 8.9% against the U.S. dollar, while in the second quarter the appreciation was equal to 15.7%. The Brazilian currency appreciated by 5.1% against the euro, compared to 11.0% in the second quarter of  2009.
As a result of the exchange variation observed in the third quarter of 2009, combined with the exchange risk management policy of investments abroad, the tax effects of the hedge of Itaú Unibanco investments abroad and sovereign securities issued by foreign governments represented a R$1,032 million expense in the period.

Macroeconomic Indices

	Sep 30,09	Jun 30,09	Sep 30,08
EMBI Brazil Risk	234	284	303
CDI (In the Quarter)	2.3%	2.4%	3.2%
Dollar Exchange Rate (Var. in the Quarter)	-8.9%	-15.7%	20.3%
Dollar Exchange Rate (Quotation in R$)	1.7781	1.9516	1.9143
IGP-M (In the Quarter)	-0.4%	-0.3%	1.5%
Savings Rate (In The Quarter)	1.6%	1.7%	2.1%

4	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Third Quarter of 2009

Managerial Statement of Income

Our strategy of management of the exchange risk of the capital invested abroad has the objective of not permitting  impacts on the result from the exchange variation. To reach that goal, the exchange risk is neutralized and the investments are remunerated in Reais by using derivative financial instruments. Our hedge strategy further considers all tax effects. The tax benefit obtained with sovereign securities issued by foreign governments is also part of this adjustment.

R$ million
	Itaú Unibanco Pro Forma
		Non-recurring	Tax Effect of Hedge
3rd Quarter/09	Accounting	Effects	and Sovereign Bonds	Managerial
Managerial Financial Margin	11,868	-	(1,032)	10,835
Financial Margin with Customers	9,380	-	-	9,380
Financial Margin with Market	2,488	-	(1,032)	1,456

Result from Loan Losses	(3,727)	-	-	(3,727)
Provision for Loan and Lease Losses	(4,296)	-	-	(4,296)
Recovery of Credits Written Off as Losses	569	-	-	569

Net Result from Financial Operations	8,140	-	(1,032)	7,108

Other Operating Income/(Expenses)	(3,300)	634	125	(2,540)
Banking Fees and Charge Revenues	3,853	-	-	3,853
Result from Op. of Insurance, Pension Plans and Capitalization	600	-	-	600
Non-interest Expenses	(6,940)	634	-	(6,306)
Tax Expenses for ISS, PIS and Cofins	(912)	-	125	(787)
Equity in the Earnings of Associated Companies	43	-	-	43
Other Operating Income	57	-	-	57

Operating Income	4,840	634	(907)	4,568

Non-operating Income	36	-	-	36

Income before Tax and Profit Sharing	4,877	634	(907)	4,604
Income Tax and Social Contribution	(1,918)	(216)	907	(1,227)
Profit Sharing	(471)	-	-	(471)
Minority Interests	(220)	-	-	(220)

Net Income	2,268	419	-	2,687

R$ million
	Itaú Unibanco Pro Forma
		Non-recurring	Tax Effect of Hedge
2nd Quarter/09	Accounting	Effects	and Sovereign Bonds	Managerial
Managerial Financial Margin	12,710	-	(2,149)	10,561
Financial Margin with Customers	9,212	-	-	9,212
Financial Margin with Market	3,498	-	(2,149)	1,349

Result from Loan Losses	(3,790)	-	-	(3,790)
Provision for Loan and Lease Losses	(4,252)	-	-	(4,252)
Recovery of Credits Written Off as Losses	461	-	-	461

Net Result from Financial Operations	8,920	-	(2,149)	6,771

Other Operating Income/(Expenses)	(3,000)	113	248	(2,638)
Banking Fees and Charge Revenues	3,617	-	-	3,617
Result from Op. of Insurance, Pension Plans and Capitalization	620	-	-	620
Non-interest Expenses	(6,502)	110	-	(6,392)
Tax Expenses for ISS, PIS and Cofins	(1,039)	3	248	(788)
Equity in the Earnings of Associated Companies	79	-	-	79
Other Operating Income	225	-	-	225

Operating Income	5,920	113	(1,901)	4,132

Non-operating Income	377	(337)	-	40

Income before Tax and Profit Sharing	6,297	(224)	(1,901)	4,172
Income Tax and Social Contribution	(3,162)	81	1,901	(1,179)
Profit Sharing	(361)	-	-	(361)
Minority Interests	(203)	-	-	(203)

Net Income	2,571	(142)	-	2,429

5	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Third Quarter of 2009

Net Income and Annualized Return on Average Equity

(*) Includes endorsements and sureties.

Itaú Unibanco’s recurring consolidated net income amounted to R$ 2,687 million in the third quarter of 2009, corresponding to a 10.6% increase compared to recurring net income in the prior quarter. At September 30th , 2009, the parent Company stockholders’ equity totaled R$ 48,862 million, leading to an annualized recurring return on average equity of 22.4%, a 130 basis points growth when compared to the prior period.

					Variation (%)
					Sep/09-	Sep/09-	Sep/09-
	Sep 30,09	Jun 30,09	Dec 31,08	Sep 30,08	Jun/09	Dec/08	Sep/08
Individuals	98,383	96,543	93,172	92,545	1.9%	5.6%	6.3%
Credit Card	25,215	24,307	23,638	20,854	3.7%	6.7%	20.9%
Personal Loans	22,498	22,702	21,681	24,620	-0.9%	3.8%	-8.6%
Vehicles	50,670	49,535	47,853	47,070	2.3%	5.9%	7.6%
Businesses	147,008	145,976	153,466	138,372	0.7%	-4.2%	6.2%
Corporate	90,299	91,664	102,826	90,350	-1.5%	-12.2%	-0.1%
Micro, Small and Middle Market	56,709	54,312	50,640	48,022	4.4%	12.0%	18.1%
Directed Loans	12,761	11,784	11,898	11,823	8.3%	7.3%	7.9%
Rural Loans	4,929	4,674	5,654	6,082	5.5%	-12.8%	-19.0%
Mortgage Loans	7,832	7,110	6,244	5,741	10.2%	25.4%	36.4%
Argentina/Chile/
Uruguay/Paraguay	10,541	11,663	13,402	12,026	-9.6%	-21.3%	-12.4%
Total	268,693	265,966	271,938	254,766	1.0%	-1.2%	5.5%
Total Retail (**)	167,853	162,639	155,710	152,390	3.2%	7.8%	10.1%
(**) Includes Credit Card, Personal Loans, Vehicles, Micro, Small and Middle Market, Rural Loans and Mortgage Loans.

During the third quarter of 2009, the loan and financing portfolio, including sureties and endorsements, reached R$ 268,693 million, a 1.0% increase from the end of June 2009. The appreciation of the real against foreign currencies led the balance of credit transactions denominated in, or linked to, such currencies to decrease when compared to the prior quarter. The exchange rate impact becomes evident when we observe the 3.2% growth quarter-on-quarter of the retail bank total loan portfolio which, in its majority, is not affected by fluctuations in the value of the currency.
The performance of credit card and vehicle transactions is to be highlighted in the individual customer portfolio. As to the Corporate portfolio, the highlight was the increase in transactions with very small, small and mid-sized companies. Once again, the exchange variation significantly affected transactions with large companies, driving a 1.5% decrease in this balance quarter-on-quarter. Similarly, loans and financing granted by our units abroad were also impacted by the appreciation of the real, declining by 9.6% from the previous period.

The managerial financial margin reached R$ 10,835 million in the third quarter of 2009, growing by 2.6% from the prior quarter. The increased balance of the loan and financing portfolios – particularly the increase of the portfolio of micro, small and medium enterprises – positively impacted the financial margin on customer transactions. During the third quarter of 2009, the financial margin on market transactions amounted to R$ 1,456 million, a 7.9% increase compared to the prior period, primarily influenced by the strategies pursued for transactions involving exchange rate parities.

6	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Executive Summary	Itaú Unibanco

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

In the third quarter of 2009, the expense for doubtful loans totaled R$ 4,669 million, representing a 7.1% decline from the second quarter of the same year. In the period, we had a reversal of R$ 373 million of previous additional provisions, after credit models were used to determine the level of additional provisions necessary. Accordingly, the recurring provision for doubtful loans, net, added up to R$ 4,296 million, or a 1.1% increase when compared to the second quarter of 2009.  The nonperforming ratio of the loan portfolio reveals distinct scenarios in the individual and corporate portfolios. For the former, we have noted stability in the nonperforming ratio for transactions more than 90 days overdue. Nevertheless, for transactions more than 60 days overdue, we have observed an improvement compared to the prior quarter, which may suggest that the worst moment of the current credit cycle is behind us. In the latter, on the other hand, the impacts of the international economic-financial crisis are still affecting the quality of our assets.

(*) The criteria for calculating the efficiency ratio are detailed on page 17.

During the third quarter of 2009, banking service fees, including banking charges, totaled R$ 3,853 million, corresponding to a 6.5% increase from the prior period. Asset management revenues were positively impacted by the increased volume of assets under management and higher number of business days in the period. The increase of credit card income was due to higher transaction amounts. Finally, revenues also increased as a result of the expanded activity of the investment banking area. On September 30th , 2009, Itaú Unibanco had 16,515 thousand individual customers and 1,217 thousand corporate customers.

In the third quarter of 2009, non-interest expenses added up to R$ 6,306 million, a 1.3% decline from the prior period. Such decrease is primarily attributable to synergy gains arising from the integration of Itaú’s and Unibanco’s operations, a process that was boosted upon the start of the migration of Unibanco’s branches to Itaú’s operational platform. Accordingly, the efficiency ratio reached 41.1% in the third quarter of 2009, an improvement compared to 42.7% in the prior quarter.

During the third quarter of 2009, unrealized net income/(loss) in the income statement totaled R$10,417 million, declining by 0.1% compared to June 30th , 2009. The decrease quarter-on-quarter is mainly related to the depreciation of Redecard shares on the capital market, partly offset by the positive impact from the reduction in interest rates on our fixed rate asset portfolios. Also during the quarter, the additional allowance for doubtful loans added up to R$6,104 million. It should be noted that such allowance is not taken into account to determine unrealized net income/(loss).

7	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Executive Summary	Itaú Unibanco

Third Quarter of 2009

Balance Sheet	R$ million
				Variation (%)
ASSETS	Sep 30,09	Jun 30,09	Sep 30,08	Sep/09- Jun/09	Sep/09- Sep/08

Current and Long-term Assets	602,440	586,279	567,749	2.8%	6.1%

Cash and Cash Equivalents	10,325	9,378	9,810	10.1%	5.3%
Short-term Interbank Deposits	137,964	128,326	124,540	7.5%	10.8%
Securities and Derivative Instruments	122,576	124,745	119,643	-1.7%	2.5%
Interbank and Interbranch Accounts	17,481	16,542	28,466	5.7%	-38.6%
Loans, Leasing Operations and Other Credits	237,099	234,490	224,059	1.1%	5.8%
(Allowance for Loan Losses)	(24,068)	(22,915)	(12,243)	5.0%	96.6%
Other Assets	101,062	95,713	73,475	5.6%	37.5%
Foreign Exchange Portfolio	35,723	31,313	31,229	14.1%	14.4%
Others	65,339	64,399	42,246	1.5%	54.7%

Permanent Assets	9,959	10,108	10,225	-1.5%	-2.6%
Investments	2,284	2,153	2,302	6.0%	-0.8%
Fixed and Operating Lease Assets	4,088	4,194	3,490	-2.5%	17.1%
Intangible	3,588	3,761	4,432	-4.6%	-19.1%
TOTAL ASSETS	612,399	596,387	577,974	2.7%	6.0%

					R$ million
				Variation (%)
LIABILITIES AND EQUITY	Sep 30,09	Jun 30,09	Sep 30,08	Sep/09- Jun/09	Sep/09- Sep/08

Current and Long-term Liabilities	559,863	545,783	527,832	2.6%	6.1%
Deposits	189,089	190,094	167,491	-0.5%	12.9%
Demand Deposits	23,742	23,857	23,424	-0.5%	1.4%
Savings Accounts	44,146	40,848	37,191	8.1%	18.7%
Interbank Deposits	2,232	3,147	3,196	-29.1%	-30.2%
Time Deposits	118,969	122,243	103,680	-2.7%	14.7%
Funds Received under Securities Repurchase Agreements	126,664	121,909	137,131	3.9%	-7.6%
Funds from Acceptances and Issue of Securities	18,538	19,092	19,194	-2.9%	-3.4%
Interbank and Interbranch Accounts	7,049	6,069	6,123	16.1%	15.1%
Borrowings and On-lendings	32,808	32,537	39,572	0.8%	-17.1%
Financial Instruments and Derivatives	7,458	7,507	10,953	-0.6%	-31.9%
Technical Provisions for Insurance, Pension Plans and Capitalization	49,978	48,044	40,084	4.0%	24.7%
Other Liabilities	128,278	120,530	107,285	6.4%	19.6%
Foreign Exchange Portfolio	36,722	31,768	28,674	15.6%	28.1%
Subordinated Debt	22,773	22,498	20,134	1.2%	13.1%
Others	68,784	66,264	58,477	3.8%	17.6%

Deferred Income	232	213	163	9.0%	41.8%

Minority Interest in Subsidiaries	3,443	3,122	5,469	10.3%	-37.0%

Stockholders' Equity of Parent Company	48,862	47,269	44,510	3.4%	9.8%
TOTAL LIABILITIES AND EQUITY	612,399	596,387	577,974	2.7%	6.0%

Deposits	189,089	190,094	167,491	-0.5%	12.9%
Assets Under Management (AUM)	310,346	304,609	265,042	1.9%	17.1%

Total Deposits + Assets Under Management (AUM)	499,435	494,703	432,534	1.0%	15.5%

On September 30, 2008, the balance derives from the sum of balances obtained by Itaú and by Unibanco at that date.  Also, the balance sheet of September 30, 2008 was adjusted to reflect the full consolidation of Redecard.

8	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Executive Summary	Itaú Unibanco

Third Quarter of 2009

Income Statement
								R$ million
					Variation
	3rd Q/09	2nd Q/09	jan-sep/09	jan-sep/08	3rd Q/09- 2nd Q/09%		jan-sep/09- jan-sep/08%

Managerial Financial Margin	10,835	10,561	31,966	26,356	274	2.6%	5,610	21.3%
Financial Margin with Customers	9,380	9,212	27,834	24,690	167	1.8%	3,144	12.7%
Financial Margin with Market	1,456	1,349	4,133	1,667	107	7.9%	2,466	148.0%

Result from Loan Losses	(3,727)	(3,790)	(10,942)	(6,749)	63	-1.7%	(4,193)	62.1%
Provision for Loan and Lease Losses	(4,296)	(4,252)	(12,383)	(7,856)	(45)	1.1%	(4,527)	57.6%
Recovery of Credits Written Off as Losses	569	461	1,440	1,107	108	23.5%	333	30.1%

Net Result from Financial Operations	7,108	6,771	21,024	19,607	338	5.0%	1,417	7.2%

Other Operating Income/(Expenses)	(2,540)	(2,638)	(7,990)	(6,194)	98	-3.7%	(1,796)	29.0%
Banking Fees and Charge Revenues	3,853	3,617	10,996	11,379	236	6.5%	(383)	-3.4%
Result from Operations of Insurance, Pension Plans and Capitalization	600	620	1,721	1,658	(21)	-3.3%	64	3.8%
Non-interest Expenses	(6,306)	(6,392)	(19,055)	(17,774)	86	-1.3%	(1,281)	7.2%
Tax Expenses for ISS, PIS and Cofins	(787)	(788)	(2,378)	(2,452)	1	-0.1%	74	-3.0%
Equity in the Earnings of Associated Companies	43	79	147	164	(36)	-45.3%	(17)	-10.5%
Other Operating Income	57	225	578	830	(168)	-74.8%	(252)	-30.4%

Operating Income	4,568	4,132	13,034	13,413	436	10.5%	(379)	-2.8%

Non-operating Income	36	40	53	84	(3)	-8.2%	(31)	-37.3%

Income before Tax and Profit Sharing	4,604	4,172	13,086	13,497	432	10.4%	(411)	-3.0%

Income Tax and Social Contribution	(1,227)	(1,179)	(3,548)	(3,297)	(48)	4.1%	(252)	7.6%
Profit Sharing	(471)	(361)	(1,238)	(1,065)	(109)	30.2%	(173)	16.2%
Minority Interests in Subsidiaries	(220)	(203)	(623)	(903)	(17)	8.4%	280	-31.0%
Recurring Net Income	2,687	2,429	7,677	8,232	258	10.6%	(555)	-6.7%
Data of the first nine months of 2008 derive from the sum of revenues and expenses obtained by Itaú and by Unibanco in that period. Also, the income statement of the first nine months of 2008 was adjusted to reflect the full consolidation of Redecard.

We present below a new perspective on the income statement highlighting the Managerial Financial Margin plus Banking Service Fees, which is primarily derived from the sum of the main items composed by revenues from the banking and insurance, pension plans and capitalization operations.

					R$ million
					Variation
	3rd Q/09	2nd Q/09	jan-sep/09	jan-sep/08	3rd Q/09- 2nd Q/09%		jan-sep/09- jan-sep/08%

Managerial Financial Margin Plus Banking Service Fees	16,136	15,755	47,710	42,433	381	2.4%	5,277	12.4%
Financial Margin with Customers	9,380	9,212	27,834	24,690	167	1.8%	3,144	12.7%
Financial Margin with Market	1,456	1,349	4,133	1,667	107	7.9%	2,466	148.0%
Banking Service Fees and Income from Banking Charges	3,853	3,617	10,996	11,379	236	6.5%	(383)	-3.4%
Result from Op. of Insurance, Pension Plans and Capitalization before Retained Claims	1,391	1,352	4,170	3,867	39	2.9%	303	7.8%
Other Operating Income	57	225	578	830	(168)	-74.8%	(252)	-30.4%

Loan Losses and Retained Claims	(4,518)	(4,522)	(13,391)	(8,958)	4	-0.1%	(4,432)	49.5%
Provision for Loan and Lease Losses	(4,296)	(4,252)	(12,383)	(7,856)	(45)	1.1%	(4,527)	57.6%
Recovery of Credits Written Off as Losses	569	461	1,440	1,107	108	23.5%	333	30.1%
Retained Claims	(791)	(732)	(2,448)	(2,209)	(59)	8.1%	(239)	10.8%

Operating Margin	11,618	11,233	34,319	33,474	385	3.4%	845	2.5%

Other Operating Income/(Expenses)	(7,014)	(7,061)	(21,233)	(19,977)	47	-0.7%	(1,256)	6.3%
Non-interest Expenses	(6,306)	(6,392)	(19,055)	(17,774)	86	-1.3%	(1,281)	7.2%
Tax Expenses for ISS, PIS and Cofins	(787)	(788)	(2,378)	(2,452)	1	-0.1%	74	-3.0%
Other Results	79	118	200	248	(39)	-32.9%	(49)	-19.6%

Income before Tax and Profit Sharing	4,604	4,172	13,086	13,497	432	10.4%	(411)	-3.0%

Income Tax and Social Contribution	(1,227)	(1,179)	(3,548)	(3,297)	(48)	4.1%	(252)	7.6%
Profit Sharing	(471)	(361)	(1,238)	(1,065)	(109)	30.2%	(173)	16.2%
Minority Interests in Subsidiaries	(220)	(203)	(623)	(903)	(17)	8.4%	280	-31.0%
Recurring Net Income	2,687	2,429	7,677	8,232	258	10.6%	(555)	-6.7%
Note: Other Results is composed of Equity in the Earnings of Associated Companies and Non-operating Income.

9	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Managerial Financial Margin

In the third quarter of 2009, Itaú Unibanco’s managerial financial margin amounted to R$10,835 million, which is equal to a 2.6% increase from the second quarter of the year. The main drivers of such growth are discussed below: in the third quarter of 2009, we started to consider the financial margin obtained from financial institutions as one of the components of the financial margin with the market, given the Treasury structure is responsible for such management. Hence, we have reclassified the information of the second quarter of 2009 in order to assure comparability.

Managerial Financial Margin				R$ million
			Variation
	3rd Q/09	2nd Q/09	Balance	%
Customers	9,380	9,212	167	1.8%
Interest Rate Sensitive Banking Transactions	1,138	1,047	90	8.6%
Spread-Sensitive Banking Transactions	8,242	8,165	77	0.9%
Market	1,456	1,349	107	7.9%
Treasury	1,456	1,349	107	7.9%
Total	10,835	10,561	274	2.6%

Managerial financial Margin on Customer Transactions
The managerial financial margin on customer transactions arises from the use of financial products and services by our customers, including individuals and businesses. For analytical purposes, such margin can be divided into the margins on those transactions that are sensitive to changes in interest rates and on those that are sensitive to changes in spreads.

During the third quarter of 2009, the managerial financial margin on customer transactions increased by 1.8% to reach R$9,380 million. Transactions that are sensitive to interest rate changes totaled R$1,138 million, or an 8.6% growth from the prior quarter. The increase in the volume of transactions that are sensitive to interest rate changes – primarily affected by increases in stockholders’ equity and tax and pension plan provisions – offset the impact from the declining interest rate quarter-on-quarter.

Interest Rate Sensitive Banking Transactions Performed with Customers				R$ million
			Variation
	3rd Q/09	2nd Q/09	Balance	%
Average Balance	50,179	44,149	6,029	13.7%
Financial Margin	1,138	1,047	90	8.6%
Annualized Rate	9.1%	9.5%		-40	b.p.

Annualized Rate of Interest Rate Sensitive Banking Transactions Performed with Customers

Regarding the financial margin on spread-sensitive transactions with customers , we observed an increase of 70 basis points in the annual rate, reaching 10.9% per year compared to the rate of 10.2% per year in the previous quarter. The increase of the relative share of the portfolio of micro, small and medium enterprises was the main factor for this variation.

Spread-Sensitive Banking Transactions Performed with Customers			R$ million
			Variation
	3rd Q/09	2nd Q/09	Balance	%
Average Balance	302,017	319,709	(17,692)	-5.5%
Financial Margin	8,242	8,165	77	0.9%
Annualized Rate	10.9%	10.2%		70	b. p.

Annualized Rate of  Spread-Sensitive Banking Transactions Performed with Customers

Managerial Financial Margin on Market Transactions
The financial margin on market transactions basically comprises treasury transactions.
In the third quarter of 2009, the financial margin on market transactions amounted to R$1,456 million, a 7.9% growth from the prior period, primarily due to strategies pursued for transactions involving exchange parities.

11	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Managerial Financial Margin

As a result of such changes, the net interest margin - NIM (annualized rate of managerial financial margin, disregarding the financial margin on market transactions) stood at 10.7% in the third quarter of 2009, representing a 60 basis point increase when compared to the second quarter of the year. Considering the effects of the  allowance for doubtful loans, net of the recovery of transactions previously written off as losses, the NIM rate after the provisions was 6.4% against 6.0% in the prior quarter.

Analysis of the Managerial Financial Margin						R$ million
	3rd Q/09			2nd Q/09
	Average Balance	Financial margin	CDI (p.y.)	Average Balance	Financial margin	CDI (p.y.)
Demand Deposits + Floatings	32,963			32,737
(-) Compulsory Deposits	(9,996)			(10,509)
Contingent Liabilities (-) Contingent Assets	1,541			2,284
Tax and Social Security Liabilities (-) Deposits in guarantee	17,753			15,353
(-) Tax Credits	(28,234)			(27,802)
Working Capital (Equity + Minority Interests – Permanent Assets – Capital Allocated to Treasury)	36,150			32,087
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	50,179	1,138	9.1%	44,149	1,047	9.5%

	Average Balance	Financial margin	Spread (p.y.)	Average Balance	Financial margin	Spread (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	82,698			98,810
Interbank and Interbranch Accounts	7,016			5,784
Loans, Leasing and Other Credits	235,795			237,390
(Allowance for Loan Losses)	(23,492)			(22,276)
Spread-Sensitive Banking Transactions Performed with Customers (B)	302,017	8,242	10.9%	319,709	8,165	10.2%
Net Interest Margin (C= A+B)	352,196	9,380	10.7%	363,858	9,212	10.1%
Provision for Loan and Lease Losses (D)		(4,296)			(4,252)
Recovery of Credits Written Off as Losses (E)		569			461
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	352,196	5,653	6.4%	363,858	5,422	6.0%
Treasury Financial Margin (G)		1,456			1,349
Net Result from Financial Operations (H= F+G)		7,108			6,771
(*) Cash and Cash Equivalents  + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments
(-) Banking Transactions  Sensitive to Variations in Interest Rate.
Note: Spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) x CDI x BM&F Fixed Rate (1 year)

12	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses								R$ million
					Variation
	3rd Q/09	2nd Q/09	Jan-Sep/09	Jan-Sep/08	3rd Q/09 - 2nd Q/09		Jan-Sep/09-Jan-Sep/08
Expense for Loan and Lease Losses before additional provision for loa n losses	(4,669)	(5,027)	(14,070)	(7,715)	356	-7.1%	(6,356)	82.4%
Reversal (increase) of additional provision for loan losses	373	775	1,687	(141)	(402)	-51.9%	1,828	-1296.5%
Provision for Loan and Lease Losses	(4,296)	(4,252)	(12,383)	(7,856)	(45)	1.1%	(4,527)	57.6%
Recovery of Credits Written Off as Losses	569	461	1,440	1,107	108	23.5%	333	30.1%
Result from Loan Losses	(3,727)	(3,790)	(10,942)	(6,749)	63	-1.7%	(4,193)	62.1%
In the third quarter of 2009, the allowance for doubtful loans totaled R$4,669 million, representing a 7.1% decline from the second quarter of the year. Once again, credit models used to determine the level of additional provisions were employed, considering the current information on the evolution of nonperforming ratios and adopting the same parameters applied at the time the credit is granted. As a result of this analysis, we found out that our current portfolio requires a total additional provision of R$ 6,104 million, implying the reversal of R$ 373 million from the provision in the period. Accordingly, the recurring provision for doubtful loans, net, added up to R$ 4,296 million, or a 1.1% increase when compared to the second quarter of the year.

In the third quarter of 2009, revenues from the recovery of credits previously written-off as losses added up to R$ 569 million, a 23.5% growth compared to the prior period, as a result of the collection and renegotiation efforts undertaken in the period.

Provision for Loan Losses and Credit Portfolio

(1) Average balance of the two previous quarters

Coverage Ratio – 90 days

Coverage Ratio – 60 days

The coverage ratio is derived by dividing the balance of the provision for doubtful loans by the balance of transactions more than 90 days and more than 60 days overdue. In the third quarter of 2009, the 90-day coverage ratio decreased 1000 basis points, while the 60-day  remained virtually stable when compared to the prior quarter, as a result of improvement in delinquency of the new credit vintages.

13	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

NPL Ratios

During the period, nonperforming levels in the individual portfolio remained stable at 8.1% for transactions more than 90 days overdue. However, if the nonperforming ratio is considered taking into account transactions more than 60 days overdue, an improvement becomes apparent, as delinquency levels declined from 10.0% in June to 9.7% in September 2009. Such evolution may suggest that the worst moment of the adverse credit cycle starting at the end of 2008 is already over with respect to the individual portfolio and the trend for the next quarters is a gradual improvement in performance, as the share of new loans in the total portfolio increases. On the other hand, the same negative environment arising from the international economic-financial crisis continued to impact the quality of the credit assets in the corporate portfolio. Therefore, the nonperforming ratio in this portfolio reached 4.1%, compared to 3.1% in the prior quarter. The overall nonperforming ratio for transactions more than 90 days overdue was 5.9%, a 50 basis points increase from the previous quarter.

Ratios			R$ million
	Sep 30, 09	Jun 30, 09	Dec 31, 08	Sep 30, 08
Nonperforming Loans over 60 (a)	16,639	15,744	10,833	8,898
Nonperforming Loans over 90 (b)	14,018	12,604	8,664	6,981
Credit Portfolio (c)	237,099	234,490	241,043	224,059
Credit Assignments (d)	0	0	734	1,536
NPL Ratio [(a)/(c)] x 100 over 60	7.0%	6.7%	4.5%	4.0%
NPL Ratio [(b)/(c)] x 100 over 90	5.9%	5.4%	3.6%	3.1%
NPL Ratio [(a) + (d)]/[(c)+ (d)] x 100 over 60	7.0%	6.7%	4.8%	4.6%
NPL Ratio [(b) + (d)]/[(c)+ (d)] x 100 over 90	5.9%	5.4%	3.9%	3.8%

(a) Loans overdue for more than 60 days and  without generation of revenues on the accrual basis.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included.
(d) Balance of Credit Assignments in previous quarters.

NPL Ratio 60 days (*) (%)

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

NPL Ratio 90 days (%)

Overdue Loans			R$ million
	Sep 30,09	Jun 30,09	Dec 31,08	Sep30,08
Overdue Loans	24,297	23,979	18,115	14,670
Balance of Provision for Loan and Lease Losses	(24,068)	(22,915)	(19,972)	(12,243)
Difference	(228)	(1,064)	1,857	(2,427)

Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

NPL Ratio 61-90 days (%)

14	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Banking fee revenues and Banking charge revenues

									R$ million
						Variation
		3rd Q/09	2nd Q/09	jan-sep/09	jan-sep/08	3rd Q/09 – 2nd Q/09		jan-sep/09-jan-sep/08

Asset Management	A	609	526	1,629	1,681	82	15.7%	(52)	-3.1%
Current Account Services	B	544	533	1,549	1,880	11	2.0%	(331)	-17.6%
Loan Operations and Guarantees Provided	C	638	564	1,767	1,902	73	13.0%	(135)	-7.1%
Collection Services		290	292	886	868	(3)	-0.9%	18	2.1%
Credit Cards	D	1,463	1,414	4,233	3,959	49	3.5%	274	6.9%
Other		310	287	932	1,089	23	8.1%	(158)	-14.5%
Total		3,853	3,617	10,996	11,379	236	6.5%	(383)	-3.4%

Banking service fees, including banking charges, increased by 6.5% compared to the second quarter of 2009. Such increase was mainly driven by:

A)	Growth in revenues from asset management due to the increased volume of assets under management and higher number of business days during the quarter;

B)	Increase driven by increased revenues from fee packages, as a result of the higher number of current account holders;

C)	Increase driven by the higher volume of credit transactions, both for vehicle financing and leasing and for Small and Mid-sized Companies;

D)	Improvement was primarily driven by higher transaction volumes; and

Other				R$ million
		3rd Q/09	2nd Q/09	Variation
Foreign Exchange Services		16	15	1
Income from Brokerage and Securities Placement		79	73	6
Income from Consultation to Serasa		6	6	(0)
Income from Custody Services and Management of Portfolio		40	37	3
Income from Economic and Financial Advisory	E	71	27	45
Other Services		98	130	(32)
Total		310	287	23

E)	Growth arising from increased investment bank activities, including advisory in mergers and acquisitions, issuance of shares, and financial consultancy.

Banking fee revenues and Banking charge revenues

15	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Non-interest Expenses
								R$ million
					Variation
	3rdQ/09	2ndQ/09	jan-sep/09	jan-sep/08	3rd Q/09 - 2ndQ/09		jan-sep/09-jan-sep/08
Personnel Expenses	(2,374)	(2,463)	(7,234)	(6,734)	89	-3.6%	(500)	7.4%
Other Administrative Expenses	(2,774)	(2,885)	(8,431)	(7,706)	110	-3.8%	(725)	9.4%
Other Operating Expenses	(1,051)	(963)	(3,130)	(3,101)	(88)	9.1%	(185)	6.3%
Tax Expenses	(106)	(80)	(260)	(234)	(26)	32.0%	(26)	11.3%
Total	(6,306)	(6,392)	(19,055)	(17,774)	86	-1.3%	(1,281)	7.2%

During the third quarter of 2009, non-interest expenses declined by 1.3% compared to the prior quarter.

Personnel Expenses

				R$ million
		3rdQ/09	2ndQ/09	Variation
Compensation		(1,423)	(1,406)	(17)
Charges	A	(448)	(505)	57
Social Benefits		(356)	(342)	(14)
Training		(26)	(25)	(1)
Employee Resignation and Labor Claims	B	(120)	(185)	65
Total		(2,374)	(2,463)	89

Personnel expenses were 3.6% down from the previous quarter, mostly driven by:
A)	Variation from the non-recurrence of adjustments INSS expenses, as seen in the prior quarter; and
B)	Lower labor provision expenses due to the use of prior provision increases.

Other Administrative Expenses
				R$ million
		3rdQ/09	2ndQ/09	Variation
Data Processing and Telecommunication	C	(590)	(619)	30
Depreciation and Amortization		(335)	(350)	15
Facilities		(452)	(464)	11
Third-Party Services	D	(674)	(760)	86
Financial System Service		(73)	(86)	12
Advertising, Promotions and Publications	E	(254)	(217)	(36)
Transportation		(94)	(95)	0
Materials		(74)	(73)	(2)
Security		(93)	(94)	1
Legal		(1)	(18)	17
Travel		(30)	(31)	1
Others		(103)	(79)	(24)
Total		(2,774)	(2,885)	110

Other administrative expenses declined 3.8% quarter-on-quarter. The main drivers were:
C)	Synergy gains from the migration and unification of operational platforms;
D)	Concentration of consulting services during the prior quarter;
E)	Increased investments in institutional advertising campaigns to promote credit and use of credit cards; and

Other Operating Expenses

				R$ million
		3rdQ/09	2ndQ/09	Variation
Provision for contingencies	F	(255)	(186)	(69)
Selling – Credit Cards	G	(403)	(381)	(22)
Claims		(129)	(144)	15
Others		(265)	(252)	(13)
Total		(1,051)	(963)	(88)

The 9.1% increase in other operating expenses compared to the prior quarter is mainly attributable to:
F)	Higher expenses for civil claims and fees; and
G)	Increased expenses relating to the manufacturing and remittance of cards as a result of the migration of the customer base from Unibanco to Itaú.

Number of Employees

16	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Efficiency Ratio—New Methodology

Starting this quarter, we have introduced a modification in the methodology to compute the efficiency ratio, excluding the risk portion associated with our banking and insurance and pension plan operations (claims) in the components of the ratio.

Efficiency Ratio (*)
During the third quarter, the efficiency ratio dropped to 41.1%, representing a 160 basis points decline compared to the prior quarter, chiefly as a result of synergy gains from the definition of organizational structures and migration and unification of operating platforms.

Efficiency Ratio (*)

(*)	Efficiency	=	Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses with Other Taxes)
Ratio
(Managerial Financial Margin + Banking Service Fees and Charge Revenues +  Operating Result of Insurance, Capitalization and Pension Plans before
Retained Claims + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (**)

(**) Division of Non-Interest Expenses by the arithmetic average of total assets for the two previous quarters (annualized).

History of Numbers of Points of Service (***)

(***) Includes Banco Itaú Argentina and Banco Itaú BBA. As from Mar/07, considers Chile and Uruguay companies’ information. Does not include points of sale and ATMs of TecBan – Banco 24h. Paraguay companies’ data was considered.

Income Tax and Social Contribution on Net Income

Income Tax and Social Contribution on Net Income expenses reached R$ 1,227 million in the third quarter of 2009, growing by 4.1% compared to R$ 1,179 million in the prior quarter. Essentially, taxable operating profit increased, excluding the effects of the hedge on investments abroad and non-recurring income. The effective Income Tax and Social Contribution on Net Income rate in the third quarter of 2009 was 26.7%, against 28.3% in the prior period.

Social Contribution on Net Income expense payable in the short term does not include the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect, considering that management believes that the National Federation of the Financial System – CONSIF will prevail in its direct unconstitutionality lawsuit in this regard.

17	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Balance Sheet
Balance Sheet by Currency
Value at Risk
Ownership Structure

UNIBANCO
Itaú

Itaú Unibanco
Balance Sheet

Securities Portfolio

History of Securities Portfolio	R$ million
							Variation (%)
	Sep 30,09%		Jun 30,09%		Sep 30,08%		Sep/09-Jun/09	Sep/09-Sep/08
Public Securities – Domestic	45,011	36.7%	48,664	39.0%	42,318	35.4%	-7.5%	6.4%
Public Securities – Foreign	9,447	7.7%	9,440	7.6%	16,661	13.9%	0.1%	-43.3%
Total Public Securities	54,458	44.4%	58,104	46.6%	58,980	49.3%	-6.3%	-7.7%

Private Securities	23,230	19.0%	24,117	19.3%	19,764	16.5%	-3.7%	17.5%

PGBL/VGBL Fund Quotas	36,404	29.7%	34,476	27.6%	28,867	24.1%	5.6%	26.1%

Derivative Financial Instruments	8,485	6.9%	8,048	6.5%	12,031	10.1%	5.4%	-29.5%

Total Securities	122,576	100.0%	124,745	100.0%	119,643	100.0%	-1.7%	2.5%

Our securities portfolio totaled R$122,576 million as of September 30th , 2009, declining by 1.7% from the closing balance in the second quarter of the year. Liquidity levels remained fully satisfactory for the current macroeconomic environment, thus justifying the activity in the securities portfolio during the quarter.

History of Securities Portfolio

Credit Portfolio	R$ million
Risk Level		AA	A	B	C	D - H	Total
Sep 30, 09	Credit Operations (*)	56,876	118,740	48,191	15,028	29,859	268,693
	% of Total	21.2%	44.2%	17.9%	5.6%	11.1%	100.0%

Jun 30, 09	Credit Operations (*)	57,743	115,102	47,247	17,061	28,814	265,966
	% of Total	21.7%	43.3%	17.8%	6.4%	10.8%	100.0%
(*) The credit balance includes sureties and endorsements.

Credit Portfolio

During the third quarter of 2009, we carried on actions relating to credit granting and monitoring, in order to enhance the quality of assets and seek the best risk/return ratio on transactions. The share of credits rated from “AA” to “C” decreased by 30 basis point in the quarter, and is now 88.9% of the total portfolio. In September 2009, the Food & Beverage industry represented the highest risk concentration in the portfolio, or 4.7% of the total. The share of the 100 largest debtors in the portfolio decreased from 21.0% in the second quarter to 20.8% in the third quarter of the year. The largest growth rates were seen in the following industries during the quarter: Transportation (R$1,197 million, or 12.3%), Real State (R$475 million, or 7.1%), Heavy Construction (R$447 million, or 13.6%), Apparel (R$431 million, or 8.2%), Electro-electronics (R$365 million, or 5.4%), Service Providers (R$342 million, or 11.4%) and Media (R$340 million, or 14.9%).

19	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet

Funding

At September 30th , 2009, total funds obtained amounted to R$648,529 million, a 1.6% increase compared to the second quarter of the year.
During the period, the process of adjusting the funding mix to the current economic environment of our operations was continued. Accordingly, committed operations (Mortgage–backed Notes/Debentures) increased by 4.1% to reach R$65,497 million. At the same time, funds obtained from institutional customers decreased by 8.5%, standing at R$20,007 million, while time deposits were 2.2% lower, adding up to R$105,896 million.

Funding from Customers	R$ millions
	Sep 30, 09	Jun 30, 09	Sep 30, 08	Sep/09 - Jun/09	Sep/09 - Jun/08
Demand deposits	23,306	23,499	23,424	-0.8%	-0.5%
Savings deposits	44,132	40,835	37,182	8.1%	18.7%
Time deposits	105,896	108,228	85,897	-2.2%	23.3%
Mortgage – Backed Notes / Debentures (Committed operations)	65,497	62,917	67,067	4.1%	-2.3%
(1) Funding from Customers	238,831	235,479	213,570	1.4%	11.8%
Institutional customers	20,007	21,865	32,287	-8.5%	-38.0%
Onlending	20,661	18,400	17,277	12.3%	19.6%
(2) Total – Funding from Customers	279,499	275,744	263,134	1.4%	6.2%
Assets under management	310,346	304,609	265,042	1.9%	17.1%
Technical provisions for insurance, pension plan and capitalization	49,978	48,044	40,084	4.0%	24.7%
(3) Total Customers	639,823	628,396	568,260	1.8%	12.6%
Deposits from Banks	2,232	3,147	3,196	-29.1%	-30.2%
Funds from acceptance and issuance of securities abroad	6,474	6,778	7,217	-4.5%	-10.3%
(4) Total Funding	648,529	638,320	578,672	1.6%	12.1%

At the end of September, loans and financing transactions accounted for R$237,099 million out of the total balance of R$264,941 million of funds obtained from customers through borrowings, onlending and issuance of securities abroad, net of compulsory deposits and available funds. The remaining balance of funds obtained was used to manage our liquidity.

Ratio between Loan Portfolio and Funding	R$ millions
				Sep/09 -	Sep/09 -
	Sep 30, 09	Jun 30, 09	Sep 30, 08	Jun/09	Sep/08
Funding from customers	279,499	275,744	263,134	1.4%	6.2%
(-) Compulsory deposits + available funds	(33,179)	(28,470)	(51,404)	16.5%	-35.5%
Funds from acceptance and issuance of securities abroad	6,474	6,778	7,217	-4.5%	-10.3%
Borrowings	12,147	14,138	22,119	-14.1%	-45.1%
Total (A)	264,941	268,189	241,065	-1.2%	9.9%
Loan Portfolio (B) (*)	237,099	234,490	224,059	1.1%	5.8%
B/A	89.5%	87.4%	92.9%	210 b.p.	-350 b.p
(*) The credit portfolio balance does not include sureties and endorsements.

Funding with Clients

20	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet

External Funding

The table below highlights the main issues abroad of Itaú Unibanco outstanding on September 30th , 2009.

Main Issuances in Effect (1)	US$ millions
		Balance at			Balance at	Issue	Maturity
Instrument	Coordinator	Jun 30, 09	Issues	Amortization	Sep 30, 09	Date	Date	Coupon % p.y.
Fixed Rate Notes(2)	Merrill Lynch	311			327	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80			80	9/11/2001	08/15/2011	10.000%
Fixed Rate Notes(3)	UBS/Merrill Lynch	500			500	07/29/2005	perpetual	8.700%
Fixed Rate Notes(4)	Itaú Chile	97			97	07/24/2007	07/24/2017	UF(11) + 3.79%
Fixed Rate Notes(5)	Itaú Chile	98			98	10/30/2007	10/30/2017	UF(11) + 3.44%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor(12) + 1.25%
Floating Rate Notes(6)	HypoVereinsbank and ING	281			293	06/22/2005	06/22/2010	Euribor(13) + 0.375%
Floating Rate Notes	Calyon	156		(156)	-	06/30/2005	09/20/2012	Libor(12) + 0.20%
Floating Rate Notes(7)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	140			146	12/22/2005	12/22/2015	Euribor(13) + 0.55%
Floating Rate Notes(8)	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaire	421			439	07/27/2006	07/27/2011	Euribor(13) + 0.32%
Floating Rate Notes	Dresdner Bank	200		(200)	-	09/20/2006	09/20/2013	Libor(12) + 0.50%
Medium Term Notes(9)	Citibank and UBB Securities	167			183	11/2/2005	11/2/2010	IGP-M + 8.70%
Medium Term Notes(10)	HSBC	198			218	05/30/2007	05/30/2012	9.21%
Other notes(14)		1,853		(222)	1,673
Total		4,995	-	(578)	4,546

(1) Balance refers to principal amounts.
(2) Amount in US$ equivalent on the dates shown to JPY 30 billion.
(3) Perpetual Bonds.
(4) and (5) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively.
(6), (7) and (8) Amounts in US$ equivalent on the dates shown to €200 million, € 100 million and € 300 million, respectively.
(9) and (10) Amounts in US$ equivalent on the dates shown to R$ 325 million and R$ 387 million, respectively.
(11) Fomentation Financial Unit.
(12) 180–day Libor.
(13) 90–day Euribor.
(14) Structured Notes

Equity

At September 30th , 2009, Itaú Unibanco’s consolidated stockholders’ equity amounted to R$ 48,862 million. At the end of the third quarter, the Basel Ratio stood at 16.3%. During the period, the share of operating risk in the ratio increased from 50% to 80%, pursuant to the Brazilian Central Bank Circular-Letter 3,383. Such change generated a 30 basis point impact on the Basel Ratio.

Solvency Ratio

A breakdown of the Basel ratio is presented below in order to show the Tangible Common Equity (TCE) ratio, internationally defined as Stockholders’ Equity less intangible assets, goodwill and redeemable preferred shares. This is a conservative performance indicator, as it shows the amount of hard equity held by a company. In Brazil, non-voting shares basically have an equity function and, for this reason, have not been excluded from Tangible Equity.

	Sep/09	Jun/09
Stockholders´ Equity of Parent Company	48,862	47,269
(-) Intangible	(3,588)	(3,761)
(=) Tangible Equity (A)	45,274	43,508

Risk-weighted Exposure	422,240	409,686
(-) Intangible asset not eliminated from weighting	(2,808)	(2,942)
(=) Adjusted Risk-weighted Exposure (B)	419,432	406,745

Ratios
BIS	16.3%	16.5%
Tier I (Core Capital)	13.1%	13.2%
Tangible Equity (A/B)	10.8%	10.7%

21	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet by Currency (*)

The Balance Sheet per Currencies shows assets and liabilities balances denominated in local and foreign currencies. At September 30th , 2009, the net exchange position, including investments abroad, was an expense of US$7,773 million. It should be stressed that Itaú Unibanco’s gap management policy takes into account the tax effects on this position. As exchange variation gains on investments abroad are not taxed, we enter into a hedge (liability position in exchange derivatives) at a higher volume than the hedged assets, so that the result from the total exchange exposure, net of tax effects, if virtually nil and consistent with our low risk exposure strategy.

R$ million
	Sep 30,09
			Business in Brazil		Business
	Consolidated		Itaú Unibanco	Foreign	Abroad
Assets	Itaú Unibanco	Total	Local Currency	Currency	Itaú Unibanco
Cash and Cash Equivalents	10,325	5,756	4,636	1,120	4,873
Short Term Interbank Deposits	137,964	133,828	132,501	1,327	14,690
Securities	122,576	110,448	108,211	2,237	24,487
Loans	235,946	212,651	201,823	10,829	24,544
(Allowance for Loan Losses)	(22,915)	(22,367)	(22,367)	0	(548)
Other Assets	118,543	98,393	85,855	12,537	34,151
Foreign Exchange Portfolio	35,723	19,426	7,214	12,212	30,243
Other	82,821	78,966	78,641	325	3,908
Permanent Assets	9,959	26,070	8,531	17,539	1,434
TOTAL ASSETS	612,399	564,778	519,190	45,588	103,631
Derivatives - Purchased Positions				28,966
Futures				9,760
Options				8,267
Swaps				5,989
Other				4,950
TOTAL ASSETS AFTER ADJUSTMENTS (a)				74,554

	Sep 30,09
			Business in Brazil		Business
	Consolidated		Itaú Unibanco	Foreign	Abroad
Liabilities and Equity	Itaú Unibanco	Total	Local Currency	Currency	Itaú Unibanco
Deposits	189,089	160,512	160,363	149	30,511
Funds Received under Securities Repurchase Agreements	126,664	123,862	123,862	0	2,967
Funds from Acceptances and Issue of Securities	18,538	24,014	11,981	12,033	6,554
Borrowings and On-Lendings	32,808	32,736	21,093	11,644	10,403
Interbank and Interbranch Accounts	7,049	6,952	5,419	1,533	96
Derivative Financial Instruments	7,458	6,454	6,116	337	1,014
Other Liabilities	128,278	108,453	94,732	13,721	34,525
Foreign Exchange Portfolio	36,722	20,414	8,344	12,071	30,254
Other	91,556	88,039	86,388	1,651	4,271
Technical Provisions of Insurance, Pension Plans and Capitalization	49,978	49,973	49,973	0	5
Deferred Income	232	216	216	0	16
Minority Interest in Subsidiaries	3,443	2,744	2,744	0	0
Stockholders' Equity of Parent Company	48,862	48,862	48,862	0	17,539
Capital Stock	42,008	42,008	42,008	0	16,546
Net Income	6,854	6,854	6,854	0	993
TOTAL LIABILITIES AND EQUITY	612,399	564,778	525,360	39,418	103,631
Derivatives - Sold Positions				48,958
Futures				24,868
Options				7,410
Swaps				10,877
Other				5,803
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				88,376
Foreign Exchange Position Itaú Unibanco (c = a - b)				(13,822)
Foreign Exchange Position Itaú Unibanco (c) in US$				(7,773)
(*) Does not consider eliminations of transactions between local and foreign businesses.

22	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Value at Risk (VaR)

Itaú Unibanco VaR
The table below shows Itaú Unibanco consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Itaú Europa, Itaú Argentina, Itaú Chile and Itaú Uruguay. Itaú Unibanco’s and Itaú BBA’s portfolios are analysed together and segregated by risk factor.
Itaú Unibanco continues to pursue its policy of operating within low limits in relation to its equity. Consolidated values at risk, as in all other units, were affected by the decreased volatility levels of the main internal and external risk factors over the quarter, as well as a conservative portfolio management.
It can be seen that the diversification of business units’ risks is significant, which enables the Group to maintain an overall exposure to market risk at very low levels when compared to its equity.

				R$ million
	VaR by Risk Factor	Sep 30, 09 (*)	Sep 30, 09	Jun 30, 09
	Fixed Rate	143.7	141.8	163.3
	TR	17.9	18.1	14.6
	Inflation Indexes	20.6	20.8	5.1
	Dollar Linked Interest Rate	5.6	4.8	19.8
	Foreign Exchange Rate - US$	22.8	22.9	9.9
Itaú Unibanco + Itaú BBA	Foreign sovereign and Private Securities	16.2	17.7	21.0
	Equities	15.5	10.7	11.6
	Foreign Interest Rate	8.9	9.8	13.8
	Commodities	1.3	1.2	0.2
	Other Foreign Exchange Rate	1.3	1.3	0.3
	Others	1.9	2.3	1.6
	Itaú Europa	2.2	2.2	3.0
	Itaú Argentina	1.4	1.4	3.4
	Itaú Chile	0.8	0.8	1.1
	Itaú Uruguay	0.5	0.5	1.0
	Diversification Effect	(102.1)	(97.6)	(76.8)
	Global VaR	158.4	158.7	193.0
	Maximum VaR	208.7	212.8	350.0
	Average VaR	172.6	162.5	196.2
	Minimum VaR	143.1	112.4	140.2

(*) Includes Flow Book - Itaú Unibanco portfolio.
Adjusted for tax effects.
VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.

Find out more on risk management in Note 21 to the Financial Statements or in our Investor Relations website, www.itau-unibanco.com/ir , in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

23	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Ownership Structure

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-e to the Consolidated Financial Statements.

The table below shows the number of shares of capital stock and treasury shares on September 30, 2009:

In thousands
ITAÚ UNIBANCO HOLDING S.A.	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Shares in Treasury	(2)	(47,175)	(47,177)
Total Shares (-) Treasury	2,289,284	2,234,474	4,523,759

10% Stock Bonus
On August 12th , 2009, the Brazilian Central Bank ratified a capital increase to R$45 billion, through capitalization of revenue reserves and a stock bonus of 10%. Itaú Unibanco’s shareholders received at no charge one (1) new share for each lot of ten (10) shares of the same class held by them as of August 28th , 2009. The stock bonus was implemented on that same day on the Stock Exchanges. The cost attributable to bonus shares was R$38.504147 per share, for the purposes of the provisions of § 1, article 25 of Regulatory Instruction 25/2001 issued by the Federal Revenue Secretariat (SRF).

The organization chart below summarizes our current ownership structure.

24	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Performance in the Stock Market
	Non-voting	Common
	Shares	Shares	ADRs	Ibovespa
3rd Q/09	ITUB4 (R$)	ITUB3 (R$)	ITUB (US$)	(points and R$)
Closing quotation at 06/30/2009*	28.27	23.00	14.39	51,465
High for the quarter	36.21	29.30	20.50	62,017
Average for the quarter	31.14	25.24	16.74	55,835
Low for the quarter	26.73	21.73	13.32	48,261
Closing quotation at 09/30/2009	35.70	28.65	20.15	61,517
% change in 3Q09	26.3%	24.6%	40.0%	19.5%
Average daily trading financial volume (million)	175	2	164	4,581

(*) Itaú Unibanco quotation adjusted by the 10% stock bonus ocurred on August 28, 2009.

Apimec 2009 Cycle
As part of the nationwide Apimec 2009 Cycle, 14 meetings were held, comprising 3 in August (São Paulo, Brasília, and Salvador) and 11 in September (Recife, Belém, Manaus, Ribeirão Preto, Vitória, Goiânia, Curitiba, Cuiabá, Campo Grande, Caxias do Sul and Uberlândia). During 2009, 22 Apimec meetings were carried out, with an attendance of over 3.2 thousand people. It should be noted that 6 meetings were broadcast on the internet (Porto Alegre, Belo Horizonte, Fortaleza, Rio de Janeiro, São Paulo and Brasília), with approximately 900 participants via webcast.

Expo Money 2009
In September and October 2009, Itaú Unibanco took part in Expo Money events in Brasília, São Paulo, Vitória and Belo Horizonte. This is a financial and investment educational event designed to promote personal finance and financial market knowledge. Itaú Unibanco will also be part of the Expo Money event to be held in Rio de Janeiro and Porto Alegre, on November 11-12 and December 2-3, respectively, for a total of 6 Expo Money events in Brazil in 2009.

Dow Jones Sustainability Index – 10 years
Itaú Unibanco has been selected for inclusion in the Dow Jones Sustainability World Index (DJSI) portfolio, 2009/2010 version – the only Latin American bank that continues to be part of this index since its inception in 1999. The current DJSI comprises 317 companies from 26 countries, of which only 7 are Brazilian organizations. The inclusion in DJSI reflects Itaú Unibanco’s long-term commitment to values such as business ethics, transparency, legal compliance, corporate governance and social, cultural and environmental responsibility. A comparison of scores assigned to Itaú Unibanco and the banking sector at large is presented below:

	2009*
	Itaú	Banking
Dimension	Unibanco	Sector	%
Economic	92	63	46
Social	79	46	72
Enviromental	69	37	86
General	82	51	61
(*) 0 to 100 escale.

Association with Porto Seguro
On August 23rd , 2009, Itaú Unibanco and Porto Seguro entered into an agreement in order to unify their residential and automobile insurance operations. An Operating Agreement for the exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s customers was also executed. The new association will be implemented via a corporate reorganization, whereby:
1. Itaú Unibanco will transfer 100% of assets and liabilities relating to its current residential and automobile insurance portfolio to a company to be named Itaú Unibanco Seguros de Automóvel e Residência S.A.. This company will be subsequently transferred to Porto Seguro.
2. In consideration of the transfer, Porto Seguro will issue shares representing 30% of its new capital stock, to be delivered to Itaú Unibanco.
Itaú Unibanco and Porto Seguro believe that this transaction will enable them to provide the most comprehensive offer in the Brazilian market to their customers and in particular to their Insurance Broker network.
The completion of the alliance between Itaú Unibanco and Porto Seguro depends on the approval at the stockholders’ meeting and of the Brazilian Antitrust System (SBDC). On October 16th , 2009, SUSEP granted prior authorization for the corporate acts related to this alliance.

CBD and Itaú Unibanco Association Agreement - FIC
On August 28th , 2009, Companhia Brasileira de Distribuição and Itaú Unibanco completed their negotiations concerning Financeira Itaú CBD S.A. (FIC), leading to:
1. Itaú Unibanco’s exclusivity obligation towards CBD was released, in exchange for a R$550 million payment by the Bank to CBD.
2. The exclusivity term granted by CBD to FIC was extended to August 2029. The Bank made a R$50 million payment in this connection.
The association comprises stores of all types of formats and banners that are presently directly or indirectly operated or owned by CBD, including supermarkets, hypermarkets, convenience stores, electro-electronic appliance stores, “atacarejo” (a mixture of retail and wholesale) stores, gas stations, drugstores, and e-commerce (internet).

Agreement between Itaú Seguros and Tempo
On September 24th , 2009, Itaú Unibanco, through its subsidiary Itaú Seguros S.A., and Tempo Participações S.A. executed an Understanding Memorandum in order to transfer 100% of the stock capital of Unibanco Saúde Seguradora S.A. to Tempo. In consideration of the transfer, Tempo will pay the amount of R$55 million to Itaú Seguros, on the date when Unibanco Saúde shares are transferred. Depending on the performance of Unibanco Saúde operations over the 12 subsequent months, Itaú Seguros will be entitled to a further payment of up to R$45 million. The agreement is subject to the approval of the competent bodies, including the National Agency for Supplementary Health (ANS) and the Brazilian Antitrust System (SBDC).

Market Capitalization (*) x Ibovespa Index

25	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Pro forma Financial Statements by Segment

UNIBANCO
Itaú

Itaú Unibanco
Pro Forma Financial Statements by Segment

Allocated Capital
The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.
We then determine the Risk Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.
Adjustments made to the balance sheet and statement of income for the period are based on the business units’ managerial information.
The Corporate+Treasury column shows the results associated with excess capital, excess subordinated debt and the cost of carry of the net balance of deferred taxes. It also shows the cost of the treasury operation, reversal of the additional provision for doubtful loans, equity in the earning of companies not yet linked to the different segments, as well as the adjustments for Minority Interests in Subsidiaries and the Market Financial Margin.
Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. The cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with the Tier I allocated capital. Finally, in this quarter we changed the volume of allocated capital to operations according to the evolution of proprietary models aiming at compliance with Basel II agreement rules. The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.

During the third quarter of 2009, as a result of the restructuring process currently underway at Itaú Unibanco, we revisited the criteria for disclosure of business structures and introduced certain changes in the model, which are described above in “Allocated Capital”. Accordingly, the segment managerial statements for the second quarter of 2009 are re-presented to enable the comparison between periods.

27	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Pro Forma Financial Statements by Segment

The pro forma financial statements of the Commercial Bank, Itaú BBA and Consumer Credit segments presented below are based on managerial models, to reflect better the performance of the business units.

On September 30, 2009	R$ million
	Itaú Unibanco Pro Forma
ASSETS				Corporation +
	Commercial Bank	Itaú BBA	Consumer Credit	Treasury	Itaú Unibanco
Current and Long-Term Assets	452,855	157,431	71,197	46,564	602,440
Cash and Cash Equivalents	9,630	399	-	-	10,325
Short-term Interbank Deposits	192,686	43,727	-	7,961	137,964
Short-term Interbank Deposits in the Market	141,680	1,499	-	7,961	137,964
Short-term Interbank Deposits in Intercompany*	51,006	42,228	-	-	-
Securities	89,982	37,719	743	9,387	122,576
Interbank and Interbranch Accounts	17,439	147	29	5	17,481
Loans	97,728	65,699	72,042	1,632	237,099
(Allowance for Loan Losses)	(12,931)	(2,178)	(6,499)	(2,460)	(24,068)
Other Assets	58,323	11,918	4,881	30,039	101,062
Foreign Exchange Portfolio	30,614	9,171	-	(54)	35,723
Others	27,708	2,747	4,881	30,093	65,339
Permanent Assets	7,631	478	517	1,333	9,959
TOTAL ASSETS	460,486	157,909	71,713	47,898	612,399

	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY				Corporation +
	Commercial Bank	Itaú BBA	Consumer Credit	Treasury	Itaú Unibanco
Current and Long-Term Liabilities	446,020	144,834	64,596	29,668	559,863
Deposits	187,257	77,539	50	2,745	189,089
Deposits with Clients	166,825	26,533	50	2,745	189,089
Deposits with Intercompany*	20,432	51,006	-	-	-
Securities Repurchase Agreements	69,735	19,066	55,810	9,970	126,664
Securities Repurchase Agreements in the Market	47,939	14,832	55,810	9,970	126,664
Securities Repurchase Agreements with Intercompany*	21,796	4,234	-	-	-
Funds from Acceptances and Issue of Securities	24,196	4,604	-	-	18,538
Interbank and Interbranch Accounts	5,001	2,185	2	-	7,049
Borrowings and On-Lendings	11,361	20,693	755	-	32,808
Derivative Financial Instruments	6,345	4,722	-	-	7,458
Other Liabilities	92,148	16,025	7,980	16,953	128,278
Foreign Exchange Portfolio	30,844	9,886	-	-	36,722
Others	61,304	6,139	7,980	16,953	91,556
Technical Provisions of Insurance, Capitalization and Pension Plans	49,978	-	-	-	49,978
Deferred Income	180	51	-	-	232
Minority Interest in Subsidiaries	-	-	-	3,795	3,443
Allocated Tier I Capital	14,286	13,024	7,117	14,435	48,862
TOTAL LIABILITIES AND EQUITY	460,486	157,909	71,713	47,898	612,399

*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Unibanco Pro Forma
3rd Quarter/09				Corporation +
	Commercial Bank	Itaú BBA	Consumer Credit	Treasury	Itaú Unibanco
Managerial Financial Margin	6,153	963	2,729	991	10,835
Financial Margin with Customers	5,688	963	2,729	-	9,380
Financial Margin with the Market	-	-	-	1,456	1,456
Financial Margin with the Corporation	464	-	-	(464)	-

Result from Loan Losses	(2,367)	(180)	(1,553)	373	(3,727)
Provision for Loan and Lease Losses	(2,757)	(186)	(1,726)	373	(4,296)
Recovery of Credits Written Off as Losses	390	6	173	-	569

Net Result from Financial Operations	3,786	782	1,176	1,364	7,108

Other Operating Income/(Expenses)	(1,857)	(86)	(464)	(132)	(2,540)
Banking fees and charge revenues	2,127	311	1,370	29	3,853
Operating Result of Insurance, Pension Plans and Capitalization	580	0	19	0	600
Non-interest Expenses	(4,126)	(307)	(1,669)	(211)	(6,306)
Tax Expenses for ISS, PIS and Cofins	(493)	(64)	(239)	7	(787)
Equity in Income (Losses) of Unconsolidated Investments	0	0	-	43	43
Other Operating Income	55	(27)	56	(0)	57

Operating Income	1,929	696	712	1,232	4,568

Non-operating Income	53	(2)	(16)	2	36

Income Before Tax and Profit Sharing	1,982	694	696	1,235	4,604
Income Tax and Social Contribution	(638)	(164)	(194)	(232)	(1,227)
Profit Sharing	(303)	(83)	(37)	(48)	(471)
Minority Interests	(0)	-	-	(220)	(220)

Recurring Net Income	1,041	446	465	735	2,687
(RAROC) – Return on Average Tier I Allocated Capital	28.8%	15.9%	24.9%	19.8%	22.4%
Efficiency Ratio	44.8%	25.9%	42.4%	20.5%	41.1%
Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

28	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Pro Forma Financial Statements by Segment

On June 30, 2009	R$ million
	Itaú Unibanco Pro Forma
ASSETS				Corporation +
	Commercial Bank	Itaú BBA	Consumer Credit	Treasury	Itaú Unibanco
Current and Long-Term Assets	445,933	160,117	69,372	48,881	586,279
Cash and Cash Equivalents	9,146	232	-	-	9,378
Short-term Interbank Deposits	187,873	51,741	-	9,745	128,326
Short-term Interbank Deposits in the Market	132,225	4,255	-	9,745	128,326
Short-term Interbank Deposits in Intercompany*	55,648	47,486	-	-	-
Securities	97,083	27,872	-	9,799	124,745
Interbank and Interbranch Accounts	16,525	171	-	5	16,542
Loans	95,524	66,034	70,792	2,145	234,490
(Allowance for Loan Losses)	(11,875)	(1,975)	(6,240)	(2,826)	(22,915)
Other Assets	51,656	16,043	4,820	30,011	95,713
Foreign Exchange Portfolio	24,222	13,815	-	-	31,313
Others	27,434	2,228	4,820	30,011	64,399
Permanent Assets	7,849	558	477	1,222	10,108
TOTAL ASSETS	453,782	160,675	69,849	50,103	596,387

	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY				Corporation +
	Commercial Bank	Itaú BBA	Consumer Credit	Treasury	Itaú Unibanco
Current and Long-Term Liabilities	438,956	151,189	62,001	31,657	545,783
Deposits	192,829	81,407	9	3,697	190,094
Deposits with Clients	168,385	25,759	9	3,697	190,094
Deposits with Intercompany*	24,444	55,648	-	-	-
Securities Repurchase Agreements	66,574	22,856	54,747	10,913	121,909
Securities Repurchase Agreements in the Market	43,532	14,738	54,747	10,913	121,909
Securities Repurchase Agreements with Intercompany*	23,042	8,118	-	-	-
Funds from Acceptances and Issue of Securities	20,674	4,440	-	-	19,092
Interbank and Interbranch Accounts	4,264	1,962	3	-	6,069
Borrowings and On-Lendings	14,524	17,493	531	-	32,537
Derivative Financial Instruments	6,980	3,917	-	-	7,507
Other Liabilities	85,067	19,114	6,712	17,046	120,530
Foreign Exchange Portfolio	24,245	14,247	-	-	31,768
Others	60,823	4,867	6,712	17,046	88,762
Technical Provisions of Insurance, Capitalization and Pension Plans	48,044	-	-	-	48,044
Deferred Income	173	40	-	-	213
Minority Interest in Subsidiaries	-	-	-	3,122	3,122
Allocated Tier I Capital	14,653	9,446	7,848	15,323	47,269
TOTAL LIABILITIES AND EQUITY	453,782	160,675	69,849	50,103	596,387

*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Unibanco Pro Forma
2nd Quarter/09				Corporation +
	Commercial Bank	Itaú BBA	Consumer Credit	Treasury	Itaú Unibanco
Managerial Financial Margin	6,228	983	2,784	565	10,561
Financial Margin with Customers	5,445	983	2,784	-	9,212
Financial Margin with the Market	-	-	-	1,349	1,349
Financial Margin with the Corporation	783	-	-	(783)	-

Result from Loan Losses	(2,610)	(403)	(1,545)	767	(3,790)
Provision for Loan and Lease Losses	(2,863)	(409)	(1,746)	767	(4,252)
Recovery of Credits Written Off as Losses	253	7	201	-	461

Net Result from Financial Operations	3,618	581	1,239	1,332	6,771

Other Operating Income/(Expenses)	(1,959)	(116)	(474)	(89)	(2,638)
Banking fees and charge revenues	1,969	272	1,376	(4)	3,617
Operating Result of Insurance, Pension Plans and Capitalization	601	(0)	19	(0)	620
Non-interest Expenses	(4,260)	(295)	(1,644)	(188)	(6,392)
Tax Expenses for ISS, PIS and Cofins	(480)	(61)	(271)	24	(788)
Equity in Income (Losses) of Unconsolidated Investments	(0)	1	-	79	79
Other Operating Income	210	(32)	47	-	225

Operating Income	1,659	465	766	1,243	4,132

Non-operating Income	45	(1)	(12)	7	40

Income Before Tax and Profit Sharing	1,704	464	754	1,250	4,172
Income Tax and Social Contribution	(508)	(15)	(202)	(454)	(1,179)
Profit Sharing	(255)	(63)	(24)	(20)	(361)
Minority Interests	-	-	-	(203)	(203)

Recurring Net Income	942	385	528	574	2,429
(RAROC) – Return on Average Tier I Allocated Capital	22.6%	15.4%	28.0%	19.3%	21.1%
Efficiency Ratio	46.0%	25.4%	41.6%	32.1%	42.7%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

29	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Commercial Bank

Our results from the offer of financial products and banking services to retail customers (individuals and very small companies), high-end, wealthy customers (private bank), as well as small and mid-sized companies are included in our Commercial Bank segment.
The recurring net income of the Commercial Bank segment totaled R$1,041 million in the third quarter of 2009, growing by 10.5% from the prior quarter. The segment credit portfolio reached R$97,728 million, a 2.3% increase compared to the previous quarter. During the period, the financial margin was positively impacted by the increased number of transactions with very small, small and mid-sized companies. Expenses from credit assumption risk were benefited by the recovery of credits previously written-off as losses, as a result of campaigns run in the quarter. Banking service fees reflect gains arising from management of assets and expansion in credit card operations. Accordingly, return on allocated capital stood at 28.8% per annum, while the efficiency ratio reached 44.8% in the period. Also, in the third quarter, the branch transformation process began, under the leadership of teams responsible for the integration of Itaú’s and Unibanco’s operations. This process is expected to be completed by the end of 2010.

Payroll Credit
The payroll credit portfolio reached R$6,472 million at September 30th , 2009, a decrease of 3.2% in comparison to the prior quarter, related to the runoff of our acquired portfolio.

Assets Under Management (AUM)

Assets under management totaled R$310,346 million in the third quarter of 2009, or a 1.9% growth from the prior quarter. According to the Brazilian Association of Financial and Capital Market Entities (ANBIMA) global management ranking, Itaú Unibanco has become the second largest fund manager in Brazil, with a market share of 21.4%.

Real Estate Credit
During the third quarter of 2009, our real estate credit operation maintained significant growth rates. The portfolio balance amounted to R$7,832 million, a 10.2% increase compared to the second quarter of the year. Between July and September 2009, the volume of new real estate financing for individuals added up to R$517 million, while credits granted to companies reached R$922 million.

New Contracts	R$ millions
			Variation
			3 rd Q/09 -
	3rd Q/09	2nd Q/09	2nd Q/09%
Individuals	517	508	9	1.8%
Companies	922	708	214	30.2%
New contracts	1,439	1,216	223	18.3%

Credit Cards
Itaú Unibanco is a leader in the Brazilian credit card segment. Itaucard, Unicard and Hipercard offer a wide range of products to 23.5 million customers, both account holders and non-account holders. In September 2009, the volume of customer transactions on credit cards was R$21,076 million, a 4.8 growth from the prior quarter.

30	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Quantity of Credit Card Accounts*

* Does not include additional cards.

Amount of Transactions

Credit Card Loan Portfolio

Itaú BBA
Itaú BBA is our segment responsible for banking transactions with large corporations and investment bank activities.
In the third quarter of 2009, Itaú BBA’s net profit totaled R$446 million, a 15.9% growth from the prior quarter. Return on allocated capital was 15.9% per year, while the efficiency ratio stood at 25.9% in the period. The financial margin on customer transactions was impacted by the reduced volume of structured transactions and decline in the loan spread, as a result of the intense competition involved in such transactions. The provision for doubtful loans is attributable to risk re-ratings. Investment bank activities significantly helped to increase banking service fees.

Consumer Credit

The Consumer Credit segment includes the results of financial products and services provided to non-current account holders. During the third quarter of 2009, the Consumer Credit segment net income amounted to R$ 465 million, a 11.9% decline compared to the second quarter of the year. Return on allocated capital reached 24.9% per year and the efficiency ratio stood at 42.4% in the period. The credit portfolio totaled R$ 72.042 million in September 2009, growing by 1.8% compared to the prior quarter. The segment net income was impacted by a decrease in the managerial financial margin, primarily due to lower spreads driven by changes in the portfolios’ mix.

Vehicle Financing
In the third quarter of 2009, the segment activities geared to financing of new, used and heavy vehicles and motorcycles maintained the strategic focus of adjusting the portfolio mix in order to improve the risk/return ratio of the transactions. New vehicle financing and leasing transactions was increased in R$6.3 billion, growing by 8.2% from the second quarter of 2009. At the end of September, in anticipation of the end of the tax incentive on the acquisition of vehicles, both the demand and number of deals were significantly high, thus expanding the volume of credits granted.

Joint Ventures
Itaú Unibanco has Joint Ventures and operating agreements with over 300 renowned retailers in the Brazilian market, encompassing more than 17 million customers. The Joint Ventures’ credit portfolios amounted to R$7,557 million in September 2009.

31	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to identify the performance of the insurance-related businesses.

On September 30, 2009	R$ million
ASSETS		Life and
	Insurance	Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	11,732	44,542	2,595	57,815
Cash and Cash Equivalents	159	9	6	174
Securities	4,007	43,843	2,495	50,322
Other Assets	7,565	690	94	7,319
Permanent Assets	425	8	44	469
TOTAL ASSETS	12,156	44,550	2,639	58,285

LIABILITIES AND EQUITY		Life and
	Insurance	Pension Plans	Capitalization	Consolidated
Current and Long –Term Liabilities	11,002	42,271	2,468	54,680
Technical Provisions – Insurance	7,437	669	-	7,077
Technical Provisions – Pension Plans and VGBL	-	40,720	-	40,720
Technical Provisions – Capitalization	-	-	2,212	2,194
Other Liabilities	3,564	883	256	4,689
Allocated Tier I Capital	1,154	2,280	171	3,605
TOTAL LIABILITIES AND EQUITY	12,156	44,550	2,639	58,285

Income Statement	R$ million
3rd Quarter/09		Life and
	Insurance	Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	1,480	183	-	1,662
Result of Pension Plans and Capitalization (b)	-	20	144	160
Retained Claims (c)	(735)	(55)	-	(790)
Selling Expenses (d)	(403)	(21)	(17)	(441)
Other Operating Income/(Expenses) of Insurance Operations (e)	(79)	(10)	(1)	(85)
Underwriting Margin (f=a+c+d+e)	262	97	-	359
Result from Insurance, Pension Plans and Capitalization (g=b+f)	262	117	126	506
Managerial Financial Margin	70	113	36	219
Banking fees and charge revenues	-	129	-	128
Non-interest Expenses	(178)	(60)	(43)	(280)
Tax Expenses for ISS, PIS and Cofins	(29)	(11)	(8)	(48)
Other Operating Income	0	4	0	5
Operating Income	126	293	111	530
Non-operating Income	7	0	2	9
Income Before Income Tax and Social Contribution	132	293	114	539
Income Tax/Social Contribution	(38)	(83)	(37)	(158)
Profit Sharing	(6)	(1)	0	(7)
Recurring Net Income	88	210	76	374

Note: The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

32	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

On June 30, 2009	R$ million
ASSETS		Life and
	Insurance	Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	12,189	42,418	2,540	55,808
Cash and Cash Equivalents	99	14	8	121
Securities	4,031	41,717	2,437	48,089
Other Assets	8,058	687	95	7,599
Permanent Assets	436	9	44	481
TOTAL ASSETS	12,624	42,427	2,584	56,289

LIABILITIES AND EQUITY		Life and
	Insurance	Pension Plans	Capitalization	Consolidated
Current and Long –Term Liabilities	11,419	40,264	2,422	52,759
Technical Provisions – Insurance	7,766	645	-	7,096
Technical Provisions – Pension Plans and VGBL	-	38,785	-	38,785
Technical Provisions – Capitalization	-	-	2,178	2,159
Other Liabilities	3,653	834	245	4,719
Allocated Tier I Capital	1,206	2,163	162	3,531
TOTAL LIABILITIES AND EQUITY	12,624	42,427	2,584	56,289

Income Statement	R$ million
2nd Quarter/09		Life and
	Insurance	Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	1,464	187	-	1,651
Result of Pension Plans and Capitalization (b)	-	18	112	121
Retained Claims (c)	(669)	(62)	-	(731)
Selling Expenses (d)	(450)	(24)	(8)	(483)
Other Operating Income/(Expenses) of Insurance Operations (e)	(41)	(19)	(0)	(32)
Underwriting Margin (f=a+c+d+e)	304	81	-	385
Result from Insurance, Pension Plans and Capitalization (g=b+f)	304	100	103	526
Managerial Financial Margin	72	115	30	190
Banking fees and charge revenues	-	114	-	114
Non-interest Expenses	(210)	(69)	(53)	(332)
Tax Expenses for ISS, PIS and Cofins	(38)	(8)	(6)	(53)
Other Operating Income	10	24	0	35
Operating Income	138	275	74	478
Non-operating Income	7	0	2	10
Income Before Income Tax and Social Contribution	145	276	76	488
Income Tax/Social Contribution	(40)	(76)	(25)	(138)
Profit Sharing	(7)	(1)	0	(8)
Minority Interests	-	-	-	6
Recurring Net Income	98	199	52	348

Note: The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

33	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

Insurance
The result of the insurance segment, represented by the underwriting margin, declined 13.7% compared to the prior quarter as a result of the increased number of retained claims in particular “Extended Warranty” product. This effect was due to unbilled premiums calculation criteria, as required by SUSEP, which positively impacted earned premiums and impacted negatively retained claims and other non-operating insurance revenues/ expenses.

Life and Pension Plan
The recurring net income of the life and pension plan subsegment increased by 5.6% given the improved results from the managment fees and the reduction of 3% in retained claims, mainly in Dpvat operations.

Capitalization
The recurring net income of the capitalization subsegment increased by 47.6% from the prior quarter, chiefly as a result of the 15.4% growth in funding with capitalization bonds, as a result of the promotional campaign in August, and the raise in the managerial financial margin due to higher result on funds.
In this quarter the portfolio totaled 11.6 million active contracts, an increase of 2.9% compared to the previous quarter.

Composition of earned premiums

Note: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

The “Property Risk” and “Extended Warranty” products increased their shares of Retained Premiums compared to the prior quarter, partially compensating the 100 basis point decrease in “Life and Personal Accident” products.

Number of Contracts – Mass products

The number of policies declined by 1.9% from the prior period, with a 2.9% decrease in Life and Personal Accidents.

34	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

Combined Ratio
The combined  ratio, which shows the operating cost efficiency in relation to income from premiums earned, changed 33 basis points compared to the prior quarter. An increase in the claim ratio was the main driver of the 163 basis point decrease in the underwriting margin and the aggravation in the combined ratio.

Combined Ratio and Underwriting Margin

Note: combined ratio is the sum of the following indices: retained claims/earned premiums, selling expenses/earned premiums and administrative expenses + other operating income and expenses/ earned premiums
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.

Insurance Technical Provisions
As of September 30th , 2009, technical provisions remained stable at R$7.1 billion.

Note: According to Circular 379/2008 of Susep, beginning in 2009 the technical provisions are shown without deducting the balance of reinsurance. We have adjusted Dec/08 for comparison purposes.

Pension Plan Technical Provisions
As of September 30th , 2009, technical provisions added up to R$40.7 billion, a 5.0% growth from the prior period.

Capitalization Technical Provisions
Capitalization technical provisions remained stable compared to the prior quarter, standing at R$2.2 billion as of September 30th , 2009.

35	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Activities Abroad

Financial Statements
Below we present the financial statements of our main units abroad.

On September 30, 2009	R$ million
ASSETS	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Assets	38,463	1,940	9,221	2,947	1,738
Cash and Cash Equivalents	2,052	89	358	456	129
Short-term Interbank Deposits	2,208	158	4	377	225
Securities	1,611	216	1,797	447	285
Loans	5,349	1,125	6,887	1,123	822
(Allowance for Loan Losses)	(61)	(36)	(172)	(66)	(34)
Other Credits	27,175	79	248	100	39
Other Assets	128	309	99	511	272
Permanent Assets	692	68	150	23	16
Investments	478	5	1	0	1
Fixed Assets	18	52	101	23	15
Intangible Assets	196	3	48	0	-
TOTAL ASSETS	39,155	2,008	9,372	2,970	1,753

LIABILITIES AND EQUITY	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Liabilities	37,407	1,834	8,062	2,677	1,545
Deposits	6,979	1,523	6,135	2,317	1,429
Deposits Received under Securities Repurchase Agreements	-	94	257	-	-
Funds from Acceptances and Issue of Securities	2,027	-	366	-	-
Borrowings and On-lendings	916	12	749	6	5
Derivative Financial Instruments	251	1	112	-	-
Other Liabilities	27,233	205	439	353	112
Technical Provisions for Insurance, Pension Plans and Cap.	-	-	5	-	-
Deferred Income	13	-	0	-	0
Minority Interest in Subsidiaries	0	-	0	(0)	-
Stockholders' Equity	1,735	173	1,309	294	208
TOTAL LIABILITIES AND EQUITY	39,155	2,008	9,372	2,970	1,753

Income Statement	R$ million
3rd Quarter/09	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Financial Margin	26	35	79	11	26
Result from Loan Losses	(0)	(7)	(33)	1	(3)
Provision for Loan and Lease Losses	(0)	(7)	(37)	(0)	(3)
Recovery of Credits Written-Off as Losses	-	0	4	1	-
Net Result from Financial Operations	26	28	45	12	23
Other Operating Income/(Expenses)	(8)	(30)	(26)	(18)	(6)
Banking Service Fees	50	14	15	38	11
Result from Operations of Insurance, Pension Plans and Cap.	-	-	4	-	-
Non-interest Expenses	(84)	(46)	(45)	(51)	(17)
Equity in the Earnings of Associated Companies	(8)	0	(2)	0	-
Other Operating Income	35	1	1	(5)	0
Operating Income	18	(2)	19	(6)	18
Non-operating Income	(0)	0	(0)	0	0
Income before Tax and Profit Sharing	18	(1)	18	(6)	18
Income Tax and Social Contribution	(2)	(4)	(5)	(1)	(2)
Profit Sharing	(2)	4	-	-	-
Minority Interest in Subsidiaries	0	-	(0)	0	-
Recurring Net Income	13	(2)	13	(7)	16
Return on Equity – Annualized (%p.y.)	3.1%	-4.2%	3.8%	-9.2%	31.3%
Efficiency Ratio	76.3%	90.5%	45.3%	115.8%	44.2%
Non-interest Expenses to total Assets (%p.y.)	0.9%	9.1%	1.9%	6.9%	3.8%

Europe (Portugal, London and Luxembourg)
Total assets grew by 51.1% when compared to the prior quarter, chiefly due to the higher volume of currency arbitrage transactions. Net income for the quarter essentially reflects better results in terms of commissions received, lower provisions for loan losses, and increased non-interest expenses. During the quarter, the UBB Luxemburgo S.A. business was merged into Banco Itaú Europa Luxemburgo, with no material impact on the financial statements.

Argentina
The 12.1% decline in total assets was mainly driven by the 10% depreciation of the Argentine peso against the real. The net loss for the third quarter of 2009 was influenced by the increase in the provision for doubtful loans and the impacts of the depreciation of the Argentine currency in the period.

36	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Activities Abroad	Itaú Unibanco

On June 30, 2009				R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
ASSETS	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Assets	25,205	2,223	11,104	3,082	1,838
Cash and Cash Equivalents	1,153	108	451	427	197
Short-term Interbank Deposits	3,848	304	13	447	210
Securities	1,097	306	2,147	473	295
Loans	5,745	1,180	7,997	1,189	795
(Allowance for Loan Losses)	(65)	(33)	(171)	(71)	(31)
Other Credits	13,254	174	364	85	43
Other Assets	174	184	303	532	329
Permanent Assets	703	61	166	24	17
Investments	468	5	1	0	1
Fixed Assets	13	57	116	23	16
Intangible Assets	221	-	49	0	-
TOTAL ASSETS	25,908	2,285	11,270	3,106	1,855

	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
LIABILITIES AND EQUITY	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Liabilities	24,299	2,086	9,853	2,806	1,653
Deposits	7,799	1,558	7,210	2,434	1,514
Deposits Received under Securities Repurchase Agreements	-	225	208	-	-
Funds from Acceptances and Issue of Securities	1,838	-	438	-	-
Borrowings and On-lendings	1,218	11	1,089	15	4
Derivative Financial Instruments	174	1	437	-	-
Other Liabilities	13,268	292	467	357	135
Technical Provisions for Insurance, Pension Plans and Cap.	-	-	4	-	-
Deferred Income	10	-	0	-	0
Minority Interest in Subsidiaries	0	-	0	(0)	-
Stockholders' Equity	1,600	199	1,417	300	202
TOTAL LIABILITIES AND EQUITY	25,908	2,285	11,270	3,106	1,855

Income Statement					R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
2nd Quarter/09	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Financial Margin	22	40	118	13	26
Result from Loan Losses	(7)	(1)	(38)	(1)	(1)
Provision for Loan and Lease Losses	(7)	(1)	(43)	(3)	(1)
Recovery of Credits Written-Off as Losses	-	0	5	2	-
Net Result from Financial Operations	14	40	80	12	24
Other Operating Income/(Expenses)	(21)	(35)	(35)	(12)	(5)
Banking Service Fees	32	16	24	31	11
Result from Operations of Insurance, Pension Plans and Cap.	-	-	5	-	-
Non-interest Expenses	(62)	(50)	(67)	(48)	(16)
Equity in the Earnings of Associated Companies	13	0	0	0	-
Other Operating Income	(4)	(1)	3	4	0
Operating Income	(6)	5	45	(0)	19
Non-operating Income	(0)	0	(1)	0	1
Income before Tax and Profit Sharing	(6)	5	44	0	20
Income Tax and Social Contribution	(10)	(1)	(6)	(3)	(2)
Profit Sharing	(1)	(2)	-	-	-
Minority Interest in Subsidiaries	0	-	(0)	(0)	-
Recurring Net Income	(17)	2	38	(3)	19
Return on Equity – Annualized (%p.y.)	-4.8%	3.9%	10.1%	-4.1%	30.7%
Efficiency Ratio	125.2%	90.7%	44.8%	98.6%	44.1%
Non-interest Expenses to total Assets (%p.y.)	1.0%	8.7%	2.4%	6.1%	3.5%
Chile
Total assets decreased by 16.8%, primarily due to the impacts of the 11.5% depreciation of the Chilean Peso against the Real, as well as a 0.5% deflation in the quarter. Net income totaled R$13 million, as a result of the above impacts on the financial margin, banking service fees and costs.

Uruguay
The 4.4% decrease of total assets quarter-on-quarter is mostly attributable to the 8.3% depreciation of the Uruguayan Peso against the U.S. Dollar. Net loss for the third quarter was mainly affected by the above mentioned foreign exchange depreciation.

Paraguay
The 5.4% decrease in total assets at the end of the third quarter of 2009 was driven by the 6.0% depreciation of the Guarani against the Real. Disregarding the effects of exchange variation, the loan portfolio increased by 1%.
Net income for the quarter remained stable compared to the prior period.

37	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(formerly Itaú Unibanco Banco Múltiplo S.A.)

1        In connection with our limited reviews of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of the September 30, 2009 and 2008 for the nine-month periods then ended, on which we issued a report without exceptions dated October 30, 2009, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies for the third quarter of 2009.

2        Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3        On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2009 and for the nine-month period then ended, taken as a whole.

São Paulo, October 30, 2009

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes CRC 2SP000160/O-5	Contador CRC 1SP173647/O-5

Itaú Unibanco Holding S.A.

Complete Financial Statements

September 30, 2009

MANAGEMENT REPORT – January to September 2009

To our Stockholders:

We present the Management Report and the financial statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to September 2009, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP).

Significant events

Itaú Unibanco celebrates its 85th anniversary

The merger of Itaú and Unibanco, announced on November 3, 2008, is completing one year. Because of the legacy of both banks, we decided to celebrate 85 years, the earliest date of foundation among the banks that originated the company, as on September 27, 1924 the start-up of the bank section of Casa Moreira Salles in Poços de Caldas, State of Minas Gerais, was authorized; this bank section would later become Unibanco. The activities of Banco Central de Crédito, which later took the name Itaú, started its activities on January 2, 1945.

International Advisory Board

The International Advisory Board, chaired by Pedro Malan, was established with the main objective of contributing to the expansion of the Bank’s presence in the international finance community. Its ten members are important business and academic leaders from several countries, with significant and outstanding experience in the finance world: André Lara Resende, Carlos Ghosn, Jacob Frenkel, Marcel Telles, Pedro Aspe, Pedro Moreira Salles, Raghuram Rajan, Roberto Setubal and Woods Staton. Each year, they will hold semi-annual meetings, one in Brazil and one abroad. The first meeting was held in London, in the beginning of October 2009.

Alliance with Porto Seguro

On August 23, 2009 Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of residence and automobile insurance operations. With this transaction, millions of customers of Porto Seguro and Itaú Unibanco now count on the most complete offer in the Brazilian insurance market, especially an extensive network of insurance brokers who will be able to offer a wide range or products and services through the several companies that became part of the group, thus raising their possibilities of choice.

As a result of this alliance, the company will have greater financial soundness and will hold the leading position in the residence and automobile insurance segments, with 3.4 million vehicles and 1.2 million properties insured, strengthening our strategy towards leadership in most of the markets in which we operate.  Additionally, the alliance will enable the achievement of economy of scale and synergy of costs, and will expand the geographic presence. For this purpose, an operational agreement was signed for the exclusive offer and distribution of residence and automobile insurance products to the customers of the Itaú Unibanco branch network in Brazil and Uruguay.

All the assets and liabilities related to the current portfolio of residence and automobile insurance of Itaú Unibanco will be transferred to the new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company will be managed by Porto Seguro and Itaú Unibanco’s executives and employees who work in these insurance segments will be allocated to the new company, increasing the expertise and quality in insurance management. In its turn, Porto Seguro will issue shares representing 30% of its new capital stock, which will be delivered to Itaú Unibanco.

The completion of the alliance between Itaú Unibanco and Porto Seguro depends on the approval at the stockholders’ meeting and of the Brazilian Antitrust System (SBDC). On October 16, SUSEP granted prior authorization for the corporate acts related to this alliance.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	40

Transfer of Unibanco Saúde Seguradora’s capital to Tempo Participações

Itaú Unibanco and Tempo Participações signed on September 24, 2009 a Memorandum of Understanding aimed at transferring 100% of the capital of Unibanco Saúde Seguradora to Tempo.  With this transaction, we aim at increasing the strategic focus of our insurance activities, concentrating our operations in the segments in which we hold leading positions. Tempo will pay to Itaú Seguros the amount of R$ 55 million on the stock transfer date. The signed memorandum also provides that, in view of the future performance of Unibanco Saúde Seguradora, Itaú Unibanco shall be entitled to an additional payment of up to R$ 45 million.

In the coming 90 days, Tempo and Itaú Seguros will sign a definitive documentation detailing the rules outlined in the Memorandum of Understanding. The conclusion of this agreement will depend on the approval of the bodies in charge, including the ANS (Brazilian Health Agency – the health market regulator) and SBDC.

Amendment to the FIC joint-venture agreement

Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded on August 28 the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC). The agreement which created FIC was amended, in order to exclude the obligation of exclusivity of Itaú Unibanco. In consideration, Itaú Unibanco paid to Grupo Pão de Açúcar the amount of R$ 550 million. On the same occasion, the exclusivity for the offer of financial products and services granted by CBD to FIC was extended to an additional term of five years, reason why Itaú Unibanco paid R$ 50 million to Grupo Pão de Açúcar.

ITAÚ UNIBANCO

We present the main results for the period from January to September 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results from the new institution, for the effect of comparability, the data related to the period from January to September 2008 takes into consideration the addition of Itaú and Unibanco figures.

The information of Itaú Unibanco Pro Forma presented below for the period from January to September of 2009 does not represent what could have happened if the merger of shares had happened previously, nor corresponds to the financial statements of Itaú Unibanco, nor is indicative of future results.

	Jan to	Jan to	Change	3rd	2nd	Change
	Sep/09	Sept/08	(%)	quarter/09	quarter/09	(%)
		PRO FORMA
Income - R$ million (1)
Gross income from financial operations	35,188	24,777	42.0%	11,868	12,710	-6.6%
Expense for allowance for loan losses	(12,383)	(7,855)	57.6%	(4,296)	(4,252)	1.1%
Income from recovery of credits written off as loss	1,440	1,108	30.0%	569	461	23.5%
Income from services and income from insurance, pension plan and capitalization	12,717	11,869	7.1%	4,453	4,237	5.1%
Personnel, administrative and other operating expenses	(18,802)	(17,209)	9.3%	(6,211)	(6,311)	-1.6%
Recurring net income	7,677	8,232	-6.7%	2,687	2,429	10.6%
Net income	6,854	8,133	-15.7%	2,268	2,571	-11.8%
Results per share - R$
Recurring net income (2)	1.70	1.83	-6.9%	0.60	0.54	10.6%
Net income (2)	1.52	1.80	-15.9%	0.50	0.57	-11.8%
Book value	10.80	9.88	9.4%	10.80	10.46	3.2%
Dividends and Interest on Capital (net of taxes)	0.53	0.56	-4.1%	0.20	0.16	25.6%
Price per preferred share (PN) (3)	35.60	27.74	28.4%	35.60	28.34	25.6%
Market capitalization - R$ million (3)	161,046	113,738	41.6%	161,046	128,034	25.8%
Balance sheet - R$ million
Total assets	612,399	577,166	6.1%	612,399	596,387	2.7%
Total loans (including endorsements and sureties)	268,693	254,766	5.5%	268,693	265,966	1.0%
Free, raised and managed own assets	832,641	766,308	8.7%	832,641	814,822	2.2%
Subordinated debt	22,773	20,134	13.1%	22,773	22,498	1.2%
Stockholders' equity	48,862	44,510	9.8%	48,862	47,269	3.4%
Referential Equity (Economic-financial consolidated)	68,624	60,170	14.1%	68,624	67,605	1.5%
Financial ratios (%)
Annualized recurring return on average equity	22.2%	25.9%		22.4%	21.1%
Annualized return on average equity	19.8%	25.5%		18.9%	22.3%
Annualized return on average assets	1.5%	2.1%		1.5%	1.7%
Efficiency ratio (4)	42.0%	44.5%		41.1%	42.7%
Basel Ratio (Economic-financial consolidated)	16.3%	14.9%		16.3%	16.5%
Fixed assets ratio (Economic-financial consolidated)	14.8%	16.7%		14.8%	14.6%
(1) Excludes the non-recurring effects of each period, as disclosed in Note 22l.
(2) For the 2009 periods, computed based on the weighted average of the number of shares, and in September 2008, computed based on the number of shares in December 2008 (4,506 million).
(3) Calculated based on the average quotation of preferred shares on the last day of the period.
(4) Calculated based on international criteria defined in the Management's Discussion & Analysis Report.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com/ir).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	41

Business performance

The process of integration of Unibanco branches into Itaú’s platform started in August 2009. The pilot project involved four branches and one service center. We expect to complete this process until the end of 2010. In the third quarter, we offered to employees training aimed at integrating Itaú and Unibanco operations that was mainly focused on the following areas: Companies, Individuals, Wealth Management Services; Operational Risk and Efficiency, and Audit. A total of 3,705 employees participated and 65,590 training hours were provided.

In the first nine months of 2009, the customers of Itaú Unibanco started to count on an even more intricate service structure all over the country, and with new options of easier access to credit and financial services, as a result of the unification and integration of the best in Itaú and Unibanco. Behind the expansion of the service structure, there are also deep changes in progress, with the adoption of the best management and business practices and the integration of talents from both institutions.

The main indicators of Itaú Unibanco for this period are as follows.

Consolidated assets totaled R$ 612,399 million at September 30, 2009, the highest among the financial private groups of Latin America.

Net income for the first nine months of 2009 totaled R$ 6,854 million, with annualized return of 19.8% on average equity (25.5% for the same period of 2008). Recurring net income was R$ 7,677 million, with annualized return of 22.2%. Itaú Unibanco paid or provided for its own taxes and contributions for the period in the amount of R$ 11,456 million. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 5,695 million.

Consolidated stockholders’ equity totaled R$ 48,862 million at the end of September. The loan portfolio, including endorsements and sureties, reached R$ 268,693 million, an increase of 5.5% as compared to September 30, 2008. In Brazil, non-mandatory loans to the individuals segment reached R$ 98,383 million, a growth of 6.3% as compared to the same period of 2008. The large company segment, in its turn, reached R$ 90,299 million, whereas the very small, small and middle-market company segment reached R$ 56,709 million, an 18.1% increase as compared to September 2008. Free, raised and managed own assets totaled R$ 832,641 million, an increase of 8.7%. Basel ratio stood at 16.3% at the end of September, based on the economic-financial consolidated.

Itaú Unibanco’s preferred shares rose 48.6%, as compared to the quotation of December 31, 2008. The market value at Stock Exchanges was R$ 161,046 million at the end of September, which ranked Itaú Unibanco 11th in the global bank ranking at September 30.

In the credit card segment, Itaú Unibanco holds the leading position in terms of billing, thus reflecting the growth of both institutions in this market in the last years. With the union of the Itaucard, Unicard and Hipercard businesses, the individual credit card portfolio reached in Brazil R$ 25,215 million at the end of September.

At September 30, the balance of the individual vehicle portfolio of Itaú Unibanco in Brazil reached R$ 50,670 million. In the real estate market, Itaú Unibanco’s loan portfolio totaled R$ 7,832 million.

Insurance, pension plan and capitalization operations reached R$ 13,679 million in premiums earned in the period from January to September. Technical provisions for insurance, pension plan and capitalization totaled R$ 49,978 million at the end of September. Itaú Unibanco reached the landmark of R$ 40 billion in total pension plan reserves, taking into account the plans for individuals and companies.

In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 13.3 billion and of securitization that totaled R$ 780 million in the period from January to September 2009. These operations assured the leadership in the Anbid ranking regarding the distribution of fixed income in the period from January to September 2009. In capital markets, it coordinated public offerings of stocks that totaled R$ 5.3 billion. In the Anbid ranking regarding origination of variable income, it was ranked fourth in the period from January to September 2009, with a market share of 12.1%.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	42

People

Itaú Unibanco among the best companies to work

Itaú Unibanco is currently in the list of the best companies to work of the Great Place to Work Institute (in partnership with the Época magazine), with a satisfaction rate of 77%; and of FIA/USP (in partnership with the Exame/Você SA  magazine), with a satisfaction rate of 78%. This achievement was obtained after these two survey institutes examined the response of approximately 4,000 employees. They responded to questions on aspects concerning the organizational climate, such as recognition, leadership and communication. These institutions have also evaluated the Human Resources practices and conducted interviews with groups of employees. In the work carried out by the Great Place to Work Institute, the bank stood out in items that evaluated companies which were considered the “Most Wanted” (ranked first), the “Companies that hire the most” (ranked second), and those who have “More women” in their staff (ranked 16th).

At the end of September 2009, Itaú Unibanco employed approximately 103,000 employees. The employees’ fixed compensation plus charges and benefits totaled R$ 6,257 million in the period from January to September 2009. Additionally, approximately R$ 79 million were invested in education, training and development programs.

Ratings and awards

In the third quarter of 2009, Itaú Unibanco's operations were recognized by renowned communication vehicles and institutions:

•
It was recognized by Euromoney magazine as the best bank in Brazil for the 11th time. The corporate and investment banking segment of Itaú BBA was chosen as the best investment bank in the Brazilian capital markets;

•	It was awarded as the best bank in investment fund management by the Guia Exame de Investimentos Pessoais;
•
It was awarded the Outstanding Private Bank – Latin American, granted by Private Banker International (PBI) magazine. This is the second consecutive time that Itaú Unibanco receives its award, considered the most important in the fortune management segment in the world;

•	Itaú Unibanco is the leader in its sector in Brazil and Latin America, as evaluated by the British magazine The Banker, considered a benchmark for financial managers in the whole world;
•
Itaú Unibanco was ranked first in the “The 40 largest banks of Latin America in sustainability” for the fifth consecutive time. The study is carried out by the consulting company Management & Excellence in partnership with the Latin Finance magazine;

•	Itaú Unibanco’s Chief Executive Officer, Mr. Roberto Setubal, was bestowed honor for being considered one of the most successful businessmen in 2009 by Banco Hoje magazine; and
•
The vice-president in charge of the Wealth Management Services area, Mr. Alfredo Setubal, was acknowledged as a distinguished administrator by the Regional Administration Council of São Paulo (CRA-SP).

Sustainability and corporate social responsibility

For the tenth consecutive year, Itaú Unibanco was selected to be in the list comprising 317 companies of 26 countries that make up the Dow Jones Sustainability World Index (DJSI). Itaú Unibanco is the only financial institution in Latin America to be included in this index since it was created in 1999. Of the seven Brazilian companies selected for the 2009/2010 review, three are of the Group: Itaúsa, Itaú Unibanco, and Redecard.

On September 28, 2009 the Fundo Itaú Índice de Carbono (carbon index fund), the first in the country linked to carbon credits index, was launched. Its return will be based on the Barclays Capital Global Carbon Index Excess Return Euro (BGCI), a world index that monitors the performance of carbon credits traded in the Emissions Trade Scheme (ETS) of the European Union and the Clean Development Mechanism (MDL).

Itaú Unibanco and the MIT Sloan School of Management entered into a partnership to hold discussions on sustainability in Brazil and Latin America. The Bank will invest US$ 500,000 in the research and development of projects related to sustainability and in the organization of workshops at MIT and in Brazil.

For the second consecutive year, Itaú Unibanco was conferred honor as “Leading Company” at the Prêmio Época de Mudanças Climáticas (Época climate changes award) ceremony, which acknowledges companies that take concrete actions against global warming.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	43

Social and cultural investments

In the period from January to September 2009, social and cultural investments of Itaú Unibanco totaled R$ 129 million.

In 2009, the Programa de Voluntários Itaú Unibanco (volunteers program) launched the Sábado Voluntário (volunteering Saturday) event, with the objective of showing appreciation and organizing employees who already work as volunteers as well as those who have never provided a social service in a context of a joint action. Additionally, a Semana Voluntária (volunteering week) was held in the CEIC, CAT, CTO, and CAU administrative centers, with the objective of encouraging volunteering by employees.

Instituto Unibanco mobilized 35 thousand students, parents and teachers to carry out improvements in 42 schools in São Paulo. In 2009, in addition to the 48 schools already benefited in Belo Horizonte, Porto Alegre, and São Paulo, the amount of R$ 5.4 million was provided to improve the quality of education in 45 new public schools, thus benefiting 50 thousand students.

Instituto Itaú Cultural carried out 314 events in Brazil and 101 in a number of countries between January and September 2009. The Institution was visited by 204 thousand people in the third quarter of the year and its website was accessed by an average of 825 thousand users per month. The institution distributed 27 thousand products, among books, catalogs, CDs, and DVDs. Itaú Cultural was chosen as one of the 100 best companies to work by the Great Place to Work Institute, which conducted the survey engaged by Época magazine. It is important to remember that Instituto Itaú Cultural undertake its activities in partnership with the Ministry of Culture through the Rouanet Law, according to which a portion of funds are provided as incentive.

Independent Auditors – CVM Instruction No. 381

.. Procedures adopted by the Company

The policy adopted by Itaú Unibanco, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to September 2009, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 17, 2009 – Agreement for using an electronic library of international accounting standards – (Comperio) - Itaú Unibanco – Brazil; and
•	February 26, 2009 – Consulting and advisory services agreement in order to resolve specific issues involving tax, accounting and corporate law – Itaú Unibanco S.A.– Brazil; and
•	July 14, 2009 – Participation in the salary compensation survey named “Encuestas de remuneraciones y Benefícios adicionales” (additional compensation and benefits surveys) – Oca S.A. Uruguay.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	44

.. Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular No. 3,068/01 of BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 2,859 million, corresponding to only 2.3% of total securities held.

Acknowledgements

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

 (Approved at the Board of Directors' Meeting of October 30, 2009).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	45

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	ANTONIO CARLOS BARBOSA DE OLIVEIRA
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	RODOLFO HENRIQUE FISCHER
GUILLERMO ALEJANDRO CORTINA	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIERE LOYOLA	SILVIO APARECIDO DE CARVALHO
HENRI PENCHAS
ISRAEL VAINBOIM	Directors
PEDRO LUIZ BODIN DE MORAES	CARLOS ELDER MACIEL DE AQUINO
RICARDO VILLELA MARINO	JACKSON RICARDO GOMES
JOSÉ EDUARDO LIMA DE PAULA ARAUJO
LUIZ FELIPE PINHEIRO DE ANDRADE
AUDIT COMMITTEE	MARCO ANTONIO ANTUNES
President	WAGNER ROBERTO PUGLIESE
GUSTAVO JORGE LABOISSIERE LOYOLA
(*) Investor Relations Officer
Members
ALCIDES LOPES TÁPIAS
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members	Accountant
ALBERTO SOZIN FURUGUEM	JOSÉ MANUEL DA COSTA GOMES
ARTEMIO BERTHOLINI	CRC - 1SP219892/O-0

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	46

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (Continued)
ROBERTO EGYDIO SETUBAL	HELI DE ANDRADE
JACKSON RICARDO GOMES
Executive Vice-Presidents	JASON PETER CRAUFORD (*)
ALFREDO EGYDIO SETUBAL	JEAN MARTIN SIGRIST JÚNIOR
ANTONIO CARLOS BARBOSA DE OLIVEIRA	JOÃO ANTONIO DANTAS BEZERRA LEITE
GERALDO JOSÉ CARBONE	JORGE LUIZ VIEGAS RAMALHO (*)
JOSÉ CASTRO ARAÚJO RUDGE	LAVÍNIA MORAES DE ALMEIDA NOGUEIRA JUNQUERA (*)
MÁRCIO DE ANDRADE SCHETTINI	LEILA CRISTIANE BARBOZA BRAGA DE MELO (*)
MARCO AMBROGIO CRESPI BONOMI	LINDA AGARINAKAMURA
RODOLFO HENRIQUE FISCHER	LUÍS ANTONIO RODRIGUES
RUY VILLELA MORAES ABREU	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
SÉRGIO RIBEIRO DA COSTA WERLANG	LUÍS OTÁVIO MATIAS
LUIS TADEU MANTOVANI SASSI (*)
Executive Directors	LUIZ ANTONIO FERNANDES CALDAS MORONE
ALEXANDRE DE BARROS	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CELSO SCARAMUZZA	LUIZ EDUARDO LOUREIRO VELOSO (*)
CLAUDIA POLITANSKI (*)	LUIZ FELIPE PINHEIRO DE ANDRADE (*)
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ FERNANDO OLIVEIRA BARRICHELO
FERNANDO MARSELLA CHACON RUIZ	LUIZ MARCELO ALVES DE MORAES
IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR (*)	MANOEL ANTONIO GRANADO
JOÃO JACÓ HAZARABEDIAN	MARCELO BOOCK
JOSÉ ROBERTO HAYM (*)	MARCELO HABICE DA MOTTA
MARCOS DE BARROS LISBOA	MARCELO LUIS ORTICELLI (*)
OSVALDO DO NASCIMENTO	MARCELO TONHAZOLO (*)
RICARDO BALDIN (*)	MARCELO VILLAÇA MACEDO CARVALHO
RICARDO VILLELA MARINO	MARCO ANTONIO ANTUNES
SILVIO APARECIDO DE CARVALHO	MARCO ANTONIO SUDANO
MARCOS ANTÔNIO VAZ DE MAGALHÃES (*)
Directors	MARCOS AUGUSTO CAETANO DA SILVA FILHO (*)
ADRIANO BRITO DA COSTA LIMA	MARCOS AURÉLIO REITANO
ALMIR VIGNOTO	MARCOS BRAGA DAINESI (*)
ANDRÉ SAPOZNIK (*)	MARCOS ROBERTO CARNIELLI
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MARCOS SILVA MASSUKADO (*)
ANTONIO CARLOS RICHECKI RIBEIRO	MARCOS VANDERLEI BELINI FERREIRA (*)
ANTONIO CARLOS AZZI JÚNIOR	MAURÍCIO FERREIRA DE SOUZA (*)
ANTONIO SIVALDI ROBERTI FILHO	MÁXIMO HERNÁNDEZ GONZÁLEZ
ARNALDO PEREIRA PINTO	MIGUEL BURGOS NETO
AURÉLIO JOSÉ DA SILVA PORTELLA	NATALÍSIO DE ALMEIDA JÚNIOR
CARLOS ALBERTO BEZERRA DE MOURA (*)	OLIVIO MORI JÚNIOR
CARLOS AUGUSTO DE OLIVEIRA (*)	OSMAR MARCHINI
CARLOS EDUARDO DE CASTRO (*)	OSVALDO JOSÉ DAL FABBRO
CARLOS EDUARDO DE SOUZA LARA	PAULO EIKIEVICIUS CORCHAKI
CARLOS EDUARDO MONICO	PAULO MEIRELLES DE OLIVEIRA SANTOS (*)
CARLOS HENRIQUE DONEGÁ AIDAR	PAULO PIRES VAZ (**)
CARLOS HENRIQUE ZANVETTOR (*)	PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA (*)
CECÍLIA MARIA ARELLANO MISZPUTEN (*)	PLÍNIO CARDOSO DA COSTA PATRÃO (*)
CESAR PADOVAN	RENÊ MARCELO GONÇALVES (*)
CÍCERO MARCUS DE ARAÚJO	RENATA HELENA DE OLIVEIRA TUBINI
CLÁUDIO CESAR SANCHES (*)	RICARDO LIMA SOARES
CLAUDIO CORACINI	RICARDO ORLANDO
CLAUDIO JOSÉ COUTINHO ARROMATTE (*)	RICARDO RIBEIRO MANDACARU GUERRA
COSMO FALCO	RICARDO TERENZI NEUENSCHWANDER
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROBERTO LAMY (*)
EDUARDO ALMEIDA PRADO	ROBERT MACKELLAR RITCHIE
ELISABETE SZABO (*)	ROGERIO CARVALHO BRAGA (*)
ERNESTO ANTUNES DE CARVALHO	ROGÉRIO PAULO CALDERÓN PERES (*)
FABIO WHITAKER VIDIGAL	ROMILDO GONÇALVES VALENTE (*)
FERNANDO DELLA TORRE CHAGAS	ROONEY SILVA
FERNANDO JOSÉ COSTA TELES	SANDRA NUNES DA CUNHA BOTEGUIM
FLÁVIO AUGUSTO AGUIAR DE SOUZA	SERGIO SOUZA FERNANDES JÚNIOR (*)
GILBERTO TRAZZI CANTERAS (**)
(*) Elected at the E/ASM of 04/30/09 - Awaiting BACEN's approval.
(**) Elected at the ESM of 09/30/09 - Awaiting BACEN's approval.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	47

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES (**)
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ FERRARI (*)
Vice-Chairmen	ANDRÉ LUIZ HELMEISTER
FERNÃO CARLOS BOTELHO BRACHER	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
PEDRO MOREIRA SALLES (*)	EDUARDO CARDOSO ARMONIA (*)
EDUARDO CORSETTI (*)
Members	ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
ALFREDO EGYDIO SETUBAL	EMERSON SAVI JUNQUEIRA
ANTONIO BELTRAN MARTINEZ	FÁBIO DE SOUZA QUEIROZ FERRAZ
CANDIDO BOTELHO BRACHER	FABIO MASSASHI OKUMURA
EDUARDO MAZZILLI DE VASSIMON	FERNANDO FONTES IUNES
HENRI PENCHAS	FRANCISCO DE ASSIS CREMA
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	GILBERTO FRUSSA
SÉRGIO RIBEIRO DA COSTA WERLANG	GUSTAVO HENRIQUE PENHA TAVARES
GUILHERME DE ALENCAR AMADO (*)
EXECUTIVE BOARD	ILAN GOLDFAJN (*)
JOÃO CARLOS DE GÊNOVA
Chief Executive Officer	JOÃO MARCOS PEQUENO DE BIASE
CANDIDO BOTELHO BRACHER	JOSÉ AUGUSTO DURAND
JOSÉ IRINEU NUNES BRAGA
Managing Vice-Presidents	LILIAN SALA PULZATTO KIEFER
ALBERTO FERNANDES	LUÍS ALBERTO PIMENTA GARCIA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	LUIZ MARCELO ALVES DE MORAES (*)
DANIEL LUIZ GLEIZER	MARCELO MAZIERO
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCO ANTONIO SUDANO (*)
RODOLFO HENRIQUE FISCHER (*)	MARIO ANTONIO BERTONCINI (*)
MÁRIO LÚCIO GURGEL PIRES
Executive Directors	MÁRIO LUÍS BRUGNETTI
ALEXANDRE JADALLAH AOUDE	MARIO LUIZ AMABILE
ANDRÉ EMILIO KOK NETO	MILTON MALUHY FILHO
ANDRÉ LUIS TEIXEIRA RODRIGUES	PASCHOAL PIPOLO BAPTISTA
CAIO IBRAHIM DAVID	PAULO DE PAULA ABREU
NICOLAU FERREIRA CHACUR (*)	PAULO ROMAGNOLI
PAOLO SERGIO PELLEGRINI	PAULO PIRES VAZ (*)
PAULO ROMAGNOLI	PAULO ROBERTO SCHIAVON DE ANDRADE (*)
PEDRO REZENDE MARINHO NUNES
RODRIGO PASTOR FACEIRO LIMA

(*) Elected at 04/30/2009 - Awaiting BACEN's approval.

(**) Elected at 08/03/2009 - Awaiting BACEN's approval.

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	JOSÉ CASTRO ARAÚJO RUDGE

Directors	Executive Directors
ADRIENNE PATRICE GUEDES DAIBERT	ANDRÉ HORTA RUTOWITSCH
CARLOS HENRIQUE ZANVETTOR	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
CLÁUDIO JOSÉ COUTINHO ARROMATTE	NEY FERRAZ DIAS
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES	Managing Directors
FLÁVIO KITAHARA SOUSA	LUIZ FERNANDO BUTORI REIS SANTOS (*)
JACKSON RICARDO GOMES	MARCO ANTONIO ANTUNES
JASON PETER CRAUFORD	MARCOS DE BARROS LISBOA
LUÍS FERNANDO STAUB	MOACYR ROBERTO FARTO CASTANHO
LUÍS OTÁVIO MATIAS	NORBERTO GIL FERREIRA CAMARGO
LUIZ FELIPE PINHEIRO DE ANDRADE
LUIZ HENRIQUE DIDIER JÚNIOR	(*) Elected at 10/13/2009 - Awaiting SUSEP's approval.
LUIZ OTAVIO PINHO DO AMARAL
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
ROBERTO LAMY
RODOLFO HENRIQUE FISCHER

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	48

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	09/30/2009	09/30/2008

CURRENT ASSETS	460,563,720	311,997,832
CASH AND CASH EQUIVALENTS	10,325,257	6,020,651
INTERBANK INVESTMENTS (Notes 4b and 6)	133,856,473	84,592,614
Money market	117,443,167	73,879,934
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	666,155	87,435
Interbank deposits	15,747,151	10,625,245
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	96,521,784	69,540,516
Own portfolio	29,792,900	21,256,768
Subject to repurchase commitments	6,516,093	1,875,499
Pledged in guarantee	8,097,453	7,237,246
Deposited with the Central Bank	5,271,926	7,715,674
Derivative financial instruments	6,580,080	5,931,113
Assets guaranteeing technical provisions – PGBL/VGBL fund quotas (Note 11b)	36,403,697	21,893,675
Assets guaranteeing technical provisions – other securities (Note 11b)	3,859,635	3,630,541
INTERBANK ACCOUNTS	16,955,733	20,255,296
Pending settlement	3,413,787	2,213,084
Central Bank deposits	13,383,914	17,997,480
National Housing System (SFH)	70,260	23,469
Correspondents	82,505	9,451
Interbank onlending	5,267	11,812
INTERBRANCH ACCOUNTS	50,926	4,559
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	137,121,238	91,435,523
Operations with credit granting characteristics (Note 4e)	151,641,187	96,584,174
(Allowance for loan losses) (Note 4f)	(14,519,949)	(5,148,651)
OTHER RECEIVABLES	62,655,037	37,396,250
Foreign exchange portfolio (Note 9)	33,368,298	22,469,187
Income receivable	651,284	785,802
Transactions with credit card issuers (Note 4e)	7,918,689	1,774,225
Receivables from insurance and reinsurance operations (Note 4ml and 11b)	3,317,136	1,373,577
Negotiation and intermediation of securities	2,447,821	1,783,892
Sundry (Note 13a)	14,951,809	9,209,567
OTHER ASSETS (Note 4g)	3,077,272	2,752,423
Assets held for sale	407,275	327,569
(Valuation allowance)	(104,852)	(52,097)
Unearned premiums of reinsurance (Note 4ml)	645,531	207,156
Prepaid expenses (Note 13b)	2,129,318	2,269,795

LONG-TERM RECEIVABLES	141,876,364	79,969,125
INTERBANK INVESTMENTS (Notes 4b and 6)	4,107,734	1,898,786
Money market	1,101,257	402,861
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	2,156,948	716,972
Interbank deposits	849,529	778,953
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	26,054,528	12,066,313
Own portfolio	11,373,391	8,080,470
Subject to repurchase commitments	2,210,081	454,396
Pledged in guarantee	1,959,772	1,401,667
Deposited with the Central Bank	4,197,841	259,364
Derivative financial instruments	1,904,502	1,141,918
Assets guaranteeing technical provisions – other securities (Note 11b)	4,408,941	728,498
INTERBANK ACCOUNTS - National Housing System (SFH)	474,568	568,560
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	75,909,821	50,790,327
Operations with credit granting characteristics (Note 4e)	85,458,145	54,430,674
(Allowance for loan losses) (Note 4f)	(9,548,324)	(3,640,347)
OTHER RECEIVABLES	33,782,734	14,574,351
Foreign exchange portfolio (Note 9)	2,354,347	1,798,989
Sundry (Note 13a)	31,428,387	12,775,362
OTHER ASSETS – Prepaid expenses (Notes 4g and 13b)	1,546,979	70,788

PERMANENT ASSETS	9,958,850	6,679,125
INVESTMENTS (Notes 4h and 15a II)	2,283,674	1,415,788
Investments in affiliates	1,364,672	1,168,343
Other investments	1,091,652	347,039
(Allowance for loan losses)	(172,650)	(99,594)
FIXED ASSETS (Notes 4i and 15b)	4,072,414	2,436,990
Real estate in use	4,373,680	2,911,070
Other fixed assets	6,535,196	3,736,312
(Accumulated depreciation)	(6,836,462)	(4,210,392)
OPERATING LEASE ASSETS (Note 4j)	15,231	10,063
Leased assets	32,794	18,553
(Accumulated depreciation)	(17,563)	(8,490)
INTANGIBLE (Notes 4k and 15b)	3,587,531	2,816,284
Acquisition of rights to credit payroll	2,588,114	1,971,841
Intangible assets	2,291,588	1,127,236
(Accumulated amortization)	(1,292,171)	(282,793)
TOTAL ASSETS	612,398,934	398,646,082

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	49

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	09/30/2009	09/30/2008

CURRENT LIABILITIES	329,393,311	227,795,756
DEPOSITS (Notes 4b and 10b)	114,758,316	79,269,360
Demand deposits	22,707,717	19,018,447
Savings deposits	44,146,423	29,925,490
Interbank deposits	2,017,954	2,105,190
Time deposits	44,851,975	27,278,365
Other deposits	1,034,247	941,868
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	86,178,324	72,838,504
Own portfolio	32,371,661	22,347,912
Third-party portfolio	53,635,480	49,782,599
Free portfolio	171,183	707,993
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	10,970,048	4,912,524
Real estate, mortgage, credit and similar notes	8,298,962	2,731,181
Debentures	156,775	124,667
Foreign borrowings through securities	2,514,311	2,056,676
INTERBANK ACCOUNTS	4,049,463	2,872,853
Pending settlements	2,991,610	1,871,881
Correspondents	1,057,853	1,000,972
INTERBRANCH ACCOUNTS	2,999,373	1,963,428
Third-party funds in transit	2,848,971	1,961,468
Internal transfers of funds	150,402	1,960
BORROWINGS AND ONLENDING (Notes 4b and 10e)	14,465,005	12,045,559
Borrowings	8,492,236	9,940,759
Onlending	5,972,769	2,104,800
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	5,562,134	4,049,622
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	8,803,153	3,514,471
OTHER LIABILITIES	81,607,495	46,329,435
Collection and payment of taxes and contributions	3,377,497	3,089,022
Foreign exchange portfolio (Note 9)	34,376,024	22,124,699
Social and statutory (Note 16b II)	2,639,059	1,881,031
Tax and social security contributions (Notes 4n, 4o and 14c)	6,789,042	2,610,105
Negotiation and intermediation of securities	1,569,977	2,068,387
Credit card operations (Note 4e)	21,045,977	9,318,978
Securitization of foreign payment orders (Note 10a)	-	188,185
Subordinated debt (Note 10f)	1,174,634	38,357
Sundry (Note 13c)	10,635,285	5,010,671

LONG-TERM LIABILITIES	230,469,394	136,797,661
DEPOSITS (Notes 4b and 10b)	74,331,076	33,808,754
Interbank deposits	213,737	239,873
Time deposits	74,117,339	33,568,881
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	40,486,132	32,964,986
Own portfolio	36,499,025	32,964,364
Third-party portfolio	340	622
Free portfolio	3,986,767	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	7,567,557	5,669,996
Real estate, mortgage, credit and similar notes	875,639	541,110
Debentures	2,731,931	2,025,000
Foreign borrowings through securities	3,959,987	3,103,886
BORROWINGS AND ONLENDING (Notes 4b and 10e)	18,343,079	8,762,265
Borrowings	3,654,410	3,859,627
Onlending	14,688,669	4,902,638
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	1,896,269	1,044,048
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	41,174,501	24,613,751
OTHER LIABILITIES	46,670,780	29,933,861
Foreign exchange portfolio (Note 9)	2,345,964	1,824,311
Tax and social security contributions (Notes 4n, 4o and 14c)	16,667,342	11,478,376
Credit card operations (Note 4e)	12,345	-
Securitization of foreign payment orders (Note 10a)	-	1,265,132
Subordinated debt (Note 10f)	21,597,977	12,469,164
Sundry (Note 13c)	6,047,152	2,896,878
DEFERRED INCOME (Note 4p)	231,773	90,275
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	3,442,862	2,371,427
STOCKHOLDERS’ EQUITY (Note 16)	48,861,594	31,590,963
Capital	45,000,000	17,000,000
Capital reserves	631,512	538,712
Revenue reserves	4,096,766	15,637,409
Asset valuation adjustment (Notes 4c, 4d and 7d)	246,828	(75,952)
(Treasury shares)	(1,113,512)	(1,509,206)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	612,398,934	398,646,082

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	50

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to	01/01 to
	09/30/2009	09/30/2008

INCOME FROM FINANCIAL OPERATIONS	58,364,631	33,654,808
Loan, lease and other credit operations	35,434,728	22,503,412
Securities and derivative financial instruments	18,962,851	8,319,308
Financial income from insurance, pension plan and capitalization operations (Note 11c)	3,549,287	1,586,682
Foreign exchange operations	(94,334)	259,751
Compulsory deposits	512,099	985,655
EXPENSES ON FINANCIAL OPERATIONS	(23,176,914)	(16,906,894)
Money market	(20,176,640)	(14,108,814)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(3,089,433)	(1,284,920)
Borrowings and onlending	89,159	(1,513,160)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	35,187,717	16,747,914
RESULT OF LOAN LOSSES (Note 8d I)	(10,942,336)	(5,059,239)
Expense for allowance for loan losses	(12,382,541)	(5,939,019)
Income from recovery of credits written off as loss	1,440,205	879,780
GROSS INCOME FROM FINANCIAL OPERATIONS	24,245,381	11,688,675
OTHER OPERATING REVENUES (EXPENSES)	(9,758,146)	(3,870,676)
Banking service fees (Note 13d)	8,966,016	5,922,305
Asset management	1,629,437	1,450,992
Current account services	335,799	184,131
Credit cards	4,233,125	1,895,941
Sureties and credits granted	950,175	963,799
Receipt services	885,651	591,598
Other	931,829	835,844
Income from bank charges (Note 13e)	2,029,971	1,573,671
Result from insurance, pension plan and capitalization operations (Note 11c)	1,721,411	1,010,913
Personnel expenses (Note 13f)	(7,234,198)	(4,612,682)
Other administrative expenses (Note 13g)	(8,430,816)	(4,822,441)
Tax expenses (Notes 4o and 14a II)	(3,036,917)	(1,632,091)
Equity in earnings of affiliates (Note 15a III)	147,071	62,163
Other operating revenues (Note 13h)	573,251	559,662
Other operating expenses (Note 13i)	(4,493,935)	(1,932,176)
OPERATING INCOME	14,487,235	7,817,999
NON-OPERATING INCOME (Note 22l)	389,671	314,478
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	14,876,906	8,132,477
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4o and 14a I)	(6,162,325)	(1,400,143)
Due on operations for the period	(6,770,364)	(1,952,949)
Related to temporary differences	608,039	552,806
PROFIT SHARING	(1,237,998)	(645,909)
Employees – Law No. 10,101 of 12/19/2000	(1,071,655)	(500,965)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(166,343)	(144,944)
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	(622,763)	(154,618)
NET INCOME	6,853,820	5,931,807
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,515,095,972	3,268,393,184
NET INCOME PER SHARE – R$	1.52	1.81
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 09/30)	10.80	9.68
EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22l)	823,407	98,966
NET INCOME WITHOUT NONRECURRING EFFECTS	7,677,227	6,030,773
NET INCOME PER SHARE – R$	1.70	1.85

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	51

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	01/01 to	01/01 to
	09/30/2009	09/30/2008

ADJUSTED NET INCOME	26,007,891	12,864,473
Net income	6,853,820	5,931,807
Adjustments to net income:	19,154,071	6,932,666
Granted options recognized	85,644	-
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(2,850,387)	(143,106)
Allowance for loan losses	12,382,541	5,939,019
Results from operations with subordinated debt	833,532	1,155,404
Results from securitization of foreign payment orders	(309,741)	125,513
Financial expenses on technical provisions for pension plan and capitalization	3,089,433	1,284,920
Depreciation and amortization (Note 15b)	1,640,143	904,632
Adjustment to legal liabilities – tax and social security	1,809,860	176,788
Adjustment to provision for contingent liabilities	(305,323)	436,935
Deferred taxes	(608,039)	(552,806)
Equity in earnings of affiliates (Note 15a)	(147,071)	(62,163)
Income from available-for-sale securities	1,800,901	(1,959,960)
Income from held-to-maturity securities	508,736	(180,443)
Amortization of goodwill - Redecard S.A. (Note 2a)	556,575	-
(Income) loss from sale of investments	(365,914)	(291,586)
Minority interest	622,763	154,618
Other	410,418	(55,099)
CHANGE IN ASSETS AND LIABILITIES	(3,505,224)	(3,077,976)
(Increase) decrease in interbank investments	11,145,800	(31,158,333)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	8,194,828	(12,139,634)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	23,833	(783,706)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	803,321	662,925
(Increase) decrease in loan, lease and other credit operations	(4,541,461)	(40,572,369)
(Increase) decrease in other receivables and other assets	2,916,382	(1,326,913)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	605,584	(1,133,005)
(Decrease) increase in deposits	(17,100,006)	31,485,937
(Decrease) increase in deposits received under securities repurchase agreements	2,305,994	41,070,372
(Decrease) increase in funds for issuance of securities	(1,058,040)	2,211,412
(Decrease) increase in borrowings and onlending	(9,930,073)	4,007,657
(Decrease) increase in credit card operations (Assets/Liabilities)	(871,608)	(1,178,313)
(Decrease) increase in securitization of foreign payment orders	(3,518,992)	218,229
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	3,890,507	1,637,627
(Decrease) Increase in collection and payment of taxes and contributions	2,711,712	2,733,352
(Decrease) Increase in other liabilities	3,883,964	2,226,087
(Decrease) increase in deferred income	668	16,766
Payment of income tax and social contribution	(2,967,637)	(1,056,067)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	22,502,667	9,786,497

Interest on capital / dividends received from affiliated companies	63,152	88,880
Funds received from sale of available-for-sale securities	11,310,223	6,350,415
Funds received from redemption of held-to-maturity securities	47,471	421,792
Disposal of assets not for own use	191,477	50,204
Disposal of investments	384,145	309,678
Payment of income tax and social contribution from sale of investments	(124,411)	(99,139)
Sale of fixed assets	49,790	43,739
Purchase of available-for-sale securities	(9,460,025)	(11,546,267)
Cash and cash equivalents of assets and liabilities arising from the purchase of Redecard S.A. (Note 2a)	(485,994)	-
Purchase of investments	(32,080)	(226,997)
Purchase of fixed assets	(700,408)	(456,551)
Purchase of intangible assets	(318,444)	(530,466)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	924,896	(5,594,712)

Increase (decrease) in subordinated debt	(525,537)	25,585
Change in minority interest	(458,314)	74,566
Granting of stock options	218,010	82,073
Purchase of treasury shares	(21)	(1,289,995)
Interest on capital paid	(3,619,572)	(2,803,422)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(4,385,434)	(3,911,193)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,042,129	280,592

Cash and cash equivalents at the beginning of the period	35,777,232	22,499,400
Cash and cash equivalents at the end of the period (Notes 4a and 5)	54,819,361	22,779,992

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	52

ITAÚ UNIBANCO HOLDING S.A.
Consolidate Statement of Added Value

(In thousands of Reais)

	01/01 to	01/01 to
	09/30/2009	09/30/2008
INCOME	56,874,010	36,342,576
Financial operations	58,364,631	33,654,808
Banking services	10,995,987	7,495,976
Result from insurance, pension plan and capitalization operations	1,721,411	1,010,913
Result of allowance for loan losses (Note 8d)	(10,942,336)	(5,059,239)
Other	(3,265,683)	(759,882)
EXPENSES ON FINANCIAL OPERATIONS	(23,176,914)	(16,906,894)
INPUTS PURCHASED FROM THIRD PARTIES	(6,794,750)	(4,352,758)
Materials, energy and other	(311,419)	(217,020)
Third-party services	(2,138,417)	(949,424)
Other	(4,344,914)	(3,186,314)
Data processing and telecommunications (Note 13g)	(1,851,804)	(1,299,627)
Advertising, promotions and publications (Note 13g)	(641,529)	(395,404)
Conservation and maintenance	(438,835)	(222,473)
Transportation (Note 13g)	(280,324)	(204,339)
Security (Note 13g)	(280,042)	(177,397)
Travel expenses (Note 13g)	(87,280)	(66,355)
Legal (Note 13g)	(27,561)	(24,334)
Other	(737,539)	(796,385)
GROSS ADDED VALUE	26,902,346	15,082,924
DEPRECIATION AND AMORTIZATION (Note 13g)	(990,457)	(434,981)
NET ADDED VALUE PRODUCED BY THE COMPANY	25,911,889	14,647,943
ADDED VALUE RECEIVED FROM TRANSFER	147,071	62,163
Equity in earnings (Note 15a III)	147,071	62,163
TOTAL ADDED VALUE TO BE DISTRIBUTED	26,058,960	14,710,106
DISTRIBUTION OF ADDED VALUE	26,058,960	14,710,106
Personnel	8,108,604	4,864,482
Compensation	6,659,356	3,966,543
Benefits	1,075,005	679,830
FGTS – severance pay fund	374,243	218,109
Taxes, fees and contributions	9,828,164	3,464,710
Federal	9,400,895	3,179,284
State	25,567	14,916
Municipal	401,702	270,510
Return on managed assets - Rent	645,609	294,489
Return on own assets	7,476,583	6,086,425
Dividends and interest on capital paid/provided for	2,630,440	1,960,862
Retained earnings (loss) for the period	4,223,380	3,970,945
Minority interest in retained earnings	622,763	154,618

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	53

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

ASSETS	09/30/2009	09/30/2008

CURRENT ASSETS	7,817,727	616,606
CASH AND CASH EQUIVALENTS	197	147
INTERBANK INVESTMENTS (Notes 4b and 6)	6,830,527	184,148
Money market	142,686	184,148
Interbank deposits	6,687,841	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	5,198	-
Own portfolio	566	-
Pledged in guarantee	4,632	-
OTHER RECEIVABLES	979,057	429,512
Income receivable (Note 15a I)	30,432	39,840
Sundry (Note 13a)	948,625	389,672
OTHER ASSETS – Prepaid expenses (Note 4g)	2,748	2,799
LONG-TERM RECEIVABLES	105,244	490,664
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	-	400,202
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	24,749	23,878
OTHER RECEIVABLES - Sundry (Note 13a)	80,495	66,584
PERMANENT ASSETS	57,436,916	34,666,579
INVESTMENTS	57,436,526	34,665,963
Investments in subsidiaries (Notes 4h and 15a I )	57,436,119	34,665,556
Other	407	407
FIXED ASSETS (Notes 4i)	390	616
TOTAL ASSETS	65,359,887	35,773,849

LIABILITIES

CURRENT LIABILITIES	1,519,525	1,324,551
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	51	89
OTHER LIABILITIES	1,519,474	1,324,462
Social and statutory (Note 16b II)	1,473,205	1,313,864
Tax and social security contributions (Note 14c)	34,323	1,292
Sundry	11,946	9,306
LONG-TERM LIABILITIES	1,184,072	516,494
DEPOSITS – Interbank deposits (Notes 4b and 10b)	880,795	334,891
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	831	1,426
OTHER LIABILITIES	302,446	180,177
Tax and social security contributions (Note 14c)	302,443	178,651
Sundry	3	1,526
STOCKHOLDERS’ EQUITY (Note 16)	62,656,290	33,932,804
Capital	45,000,000	17,000,000
Capital reserves	631,512	538,712
Revenue reserves	17,891,462	17,979,250
Asset valuation adjustment - (Notes 4c, 4d and 7d)	246,828	(75,952)
(Treasury shares)	(1,113,512)	(1,509,206)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	65,359,887	35,773,849

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	54

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	01/01 to	01/01 to
	09/30/2009	09/30/2008
INCOME FROM FINANCIAL OPERATIONS	305,566	39,730
Securities and derivative financial instruments	305,566	39,730
EXPENSES ON FINANCIAL OPERATIONS	(51,227)	(23,464)
Money market	(51,227)	(23,464)
GROSS INCOME FROM FINANCIAL OPERATIONS	254,339	16,266
OTHER OPERATING REVENUES (EXPENSES)	4,439,042	5,161,595
Personnel expenses	(162,242)	(25,982)
Other administrative expenses	(34,769)	(25,534)
Tax expenses (Notes 14a II)	(14,757)	(15,835)
Equity in earnings of subsidiaries (Note 15a I)	4,694,570	5,266,209
Other operating revenues (expenses)	(43,760)	(37,263)
OPERATING INCOME	4,693,381	5,177,861
NON-OPERATING INCOME	9,639	7,588
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	4,703,020	5,185,449
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4o)	776,955	332,067
Due on operations for the period	4,695	(12,003)
Related to temporary differences	772,260	344,070
PROFIT SHARING	(8,352)	(7,148)
Employees – Law No. 10,101 of 12/19/2000	(5,074)	(2,608)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(3,278)	(4,540)
NET INCOME	5,471,623	5,510,368
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,515,095,972	3,268,393,184
NET INCOME PER SHARE – R$	1.21	1.69
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 09/30)	13.85	10.40

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	55

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

		Capital		Asset valuation adjustment -		(Treasury
	Capital	reserves	Revenue reserves	(Note 7d)	Retained earnings	shares)	Total
BALANCES AT 01/01/2008	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
Capitalization with reserves – ASM/ESM of 04/23/2008	2,745,787	-	(2,745,787)	-	-	-	-
Restatement of equity securities and others	-	271	-	-	-	-	271
Treasury shares	-	(751,618)	(119,492)	-	-	(336,812)	(1,207,922)
Purchase of treasury shares	-	-	-	-	-	(1,289,995)	(1,289,995)
Granting of stock options – exercised options	-	-	(119,492)	-	-	201,565	82,073
Cancellation of shares – ASM/ESM of 04/23/2008	-	(751,618)	-	-	-	751,618	-
Change in adjustment to market value	-	-	-	(141,419)	-	-	(141,419)
Reversal of interest on capital and dividends paid on 03/03/2008 – Year 2007	-	-	3,837	-	-	-	3,837
Net income	-	-	-	-	5,510,368	-	5,510,368
Appropriations:
Legal reserve	-	-	275,518	-	(275,518)	-	-
Statutory reserves	-	-	3,270,151	-	(3,270,151)	-	-
Dividends and interest on capital	-	-	-	-	(1,964,699)	-	(1,964,699)
BALANCES AT 09/30/2008	17,000,000	538,712	17,979,250	(75,952)	-	(1,509,206)	33,932,804
CHANGES IN THE PERIOD	2,745,787	(751,347)	684,227	(141,419)	-	(336,812)	2,200,436
BALANCES AT 01/01/2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Capitalization with reserves – ASM/ESM of 04/24/2009	16,000,000	-	(16,000,000)	-	-	-	-
Treasury shares	-	(133,764)	(60,430)	-	-	412,183	217,989
Purchase of treasury shares	-	-	-	-	-	(21)	(21)
Granting of stock options – exercised options	-	(133,764)	(60,430)	-	-	412,204	218,010
Granting of options recognized	-	167,570	(81,926)	-	-	-	85,644
Change in adjustment to market value	-	-	-	670,545	-	-	670,545
Reversal of interest on capital and dividends paid on 03/17 and 04/08/2009 – Year 2008	-	-	104	-	-	-	104
Net income	-	-	-	-	5,471,623	-	5,471,623
Appropriations:
Legal reserve	-	-	273,581	-	(273,581)	-	-
Statutory reserves	-	-	2,567,498	-	(2,567,498)	-	-
Dividends and interest on capital	-	-	-	-	(2,630,544)	-	(2,630,544)
BALANCES AT 09/30/2009	45,000,000	631,512	17,891,462	246,828	-	(1,113,512)	62,656,290
CHANGES IN THE PERIOD	16,000,000	33,806	(13,301,173)	670,545	-	412,183	3,815,361

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	56

  ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	01/01 to	01/01 to
	09/30/2009	09/30/2008
ADJUSTED NET INCOME (LOSS)	133,881	(61,218)
Net income	5,471,623	5,510,368
Adjustments to net income:	(5,337,742)	(5,571,586)
Granting of options recognized	85,644	-
Deferred taxes	(772,260)	(344,070)
Equity in earnings of subsidiaries (Note 15a I)	(4,694,570)	(5,266,209)
Amortization of goodwill	43,308	38,559
Other	136	134
CHANGE IN ASSETS AND LIABILITIES	165,211	255,845
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(6,877)	29,372
(Increase) decrease in other receivables and other assets	203,983	194,462
Increase (decrease) in other liabilities	(31,895)	32,011
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	299,092	194,627

Interest on capital/dividends received	8,917,342	3,511,072
(Increase) decrease in interbank investments	(6,378,518)	284,505
(Purchase) Disposal of investments	-	(300,751)
(Purchase) Disposal of fixed assets/deferred charges	25	(279)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	2,538,849	3,494,547

Increase (decrease) in deposits	534,798	334,891
Granting of stock options	218,010	82,073
Purchase of treasury shares	(21)	(1,289,995)
Dividends and interest on capital paid	(3,619,572)	(2,803,422)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,866,785)	(3,676,453)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,844)	12,721
Cash and cash equivalents at the beginning of the period	171,727	171,573
Cash and cash equivalents at the end of the period (Notes 4a and 5)	142,883	184,294

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	57

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	01/01 to	01/01 to
	09/30/2009	09/30/2008
INCOME	1,170,029	352,305
Financial operations	305,566	39,730
Other	864,463	312,575
EXPENSES ON FINANCIAL OPERATIONS	(51,227)	(23,464)
INPUTS PURCHASED FROM THIRD PARTIES	(33,636)	(24,901)
Third-party services	(12,786)	(11,029)
Advertising, promotions and publications	(2,290)	(1,430)
Financial system services	(4,873)	(1,987)
Insurance	(2,942)	(1,789)
Other	(10,745)	(8,666)
GROSS ADDED VALUE	1,085,166	303,940
DEPRECIATION AND AMORTIZATION	(150)	(156)
NET ADDED VALUE PRODUCED BY THE COMPANY	1,085,016	303,784
ADDED VALUE RECEIVED FROM TRANSFER	4,694,570	5,266,209
Equity in earnings	4,694,570	5,266,209
TOTAL ADDED VALUE TO BE DISTRIBUTED	5,779,586	5,569,993
DISTRIBUTION OF ADDED VALUE	5,779,586	5,569,993
Personnel	160,100	30,429
Compensation	152,428	26,187
Benefits	5,797	2,605
FGTS – severance pay fund	1,875	1,637
Taxes, fees and contributions	147,056	28,720
Federal	146,937	28,664
State	13	7
Municipal	106	49
Return on managed assets - Rent	807	476
Return on own assets	5,471,623	5,510,368
Dividends and interest on capital paid/provided for	2,630,440	1,960,862
Retained earnings/ (loss) for the period	2,841,183	3,549,506

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	58

ITAÚ UNIBANCO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO SEPTEMBER 30, 2009 AND 2008

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Banco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	59

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 (Note 22n), in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

On February 18, 2009, BACEN approved the merger of the financial operations of ITAÚ UNIBANCO S.A. (ITAÚ UNIBANCO) and Unibanco – União de Bancos Brasileiros S.A. (UNIBANCO). These operations were integrated according to the respective business segment, through splits and mergers occurred on February 28, 2009; therefore, the Consolidated Financial Statements for the period from January 1 to September 30, 2009, and the corresponding notes to these financial statements are not presented with data “Without UNIBANCO”, as disclosed at December 31, 2008.

On March 30, 2009, ITAÚ purchased 24,082,760 nominative common shares of Redecard S.A. for R$ 590,028, giving rise to a goodwill amounting to R$ 556,575 which, net of taxes, totaled R$ 506,483, fully amortized in the Consolidated Financial Statements. In view of this transaction, ITAÚ UNIBANCO started to have the stockholding control over Redecard S.A., fully consolidated in the Financial Statements of ITAÚ UNIBANCO HOLDING from the first quarter of 2009.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22l).

As set forth in the sole paragraph of article 7 of BACEN Circular Letter No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	60

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in Statement of Income, including for comparability effects.

The difference between the Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from transactions between the parent company and consolidated companies, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

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The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	09/30/2009	09/30/2008
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.95
Banco Itaú BBA S.A.		Brazil	99.99	95.74
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	Luxembourg	99.98	19.52
Banco Itaú Europa, S.A.	(1)	Portugal	99.99	19.52
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participações S.A.	(2)(8)	Brazil	66.15	41.66
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil	(3)(4)	Brazil	100.00	99.99
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(5)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(6)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.	(3)	Brazil	99.99	-
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(7)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	99.99
Itaú XL Seguros Corporativos S.A.	(6)	Brazil	50.00	50.00
Itaúsa Export S.A.	(1)	Brazil	100.00	22.22
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Redecard S.A. (Note 2a)	(8)	Brazil	50.00	23.21
Unibanco - União de Bancos Brasileiros S.A.	(3)	Brazil	100.00	-
Unibanco Holdings S.A.	(3)	Brazil	100.00	-
Unibanco Cayman Bank Ltd.	(3)	Cayman Islands	100.00	-
Unibanco Participações Societárias S.A.	(3)	Brazil	50.99	-

(1)	Increase in interest arising from the purchase of shares of Itausa Export S.A. and Itausa Europa S.A. by Itaú Unibanco S.A. in November 2008;
(2)	Companies fully consolidated from this year;
(3)	Companies included in consolidation from December 31, 2008 as a result of the ITAÚ UNIBANCO HOLDING merger;
(4)	In 2008 it represents the interest in ItauBank Leasing S.A. Arrendamento Mercantil merged in February 2009 as result of the corporate restructuring;
(5)	Companies with shared control included proportionally in consolidation;
(6)	Company with shared company, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO
HOLDING;
(7)	It does not include Redeemable Preferred Shares (Note 10f);
(8)	Increase in interest arising from ITAÚ UNIBANCO HOLDING merger.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	62

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at September 30, 2009, according to present regulation, are as follows:

	Financial system	Economic-financial
	consolidated (1)	consolidated (2)
Referential equity (3)	66,751,490	68,623,943
Basel ratio	16.7%	16.3%
Tier I	13.3%	13.1%
Tier II	3.4%	3.2%
Fixed assets ratio (4)	31.7%	14.8%
Excess capital in relation to fixed assets	12,225,158	24,132,394

(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the institution, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments. CMN Resolution No. 3,674, of December 30, 2008, started permitting the full addition, to Tier I, of the additional provision amount to the minimum percentages required by CMN Resolution No. 2,682 of December 21, 1999, for loan, lease and other operations with credit characteristics;

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (16.3%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	Is much higher than the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18), the additional provision exceeding the minimum required and unrecorded deferred tax assets, the ratio would increase to 17.6%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operational risk, were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

The operational risk portion will be increasingly incorporated, as set forth by Circular No. 3,383. From July 1, 2009, it stands at 80% of the determined amount, and it will be increased every six-month period until reaching the full capital amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 16.6% for the Financial System Consolidated and 16.2% for the Economic-Financial Consolidated.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	63

The Referential Equity used for calculation of ratios and composition of risk exposures at September 30, 2009, are as follows:

			Economic-
	Financial system		financial
	Consolidated		consolidated

Stockholders’ Equity Itaú Unibanco Holding S.A. (Consolidated)	48,861,594		48,861,594
Minority interests in subsidiaries	900,023		2,834,882
Unrealized income (loss)	2,290		-
Consolidated stockholders’ equity (BACEN)	49,763,907		51,696,476
Preferred shares with clause of redemption excluded from Tier 1	(698,957)		(698,957)
Additional provision for loan, lease and other operations	6,122,933		6,104,000
Revaluation reserves excluded from Tier I	(6)		(836)
Deferred permanent assets excluded from Tier I	(772,748)		(779,369)
Deferred tax assets excluded from Tier I	(649,451)		(684,013)
Adjustments to market value – securities and derivative financial instruments
excluded from Tier I	(246,829)		(246,862)
Tier I	53,518,849		55,390,439
Preferred shares with clause of redemption	698,957		698,957
Subordinated debt	12,462,322		12,462,322
Revaluation reserves	6		836
Adjustment to market value - securities and derivative financial instruments	246,829		246,862
Tier II	13,408,114		13,408,977
Tier I + Tier II	66,926,963		68,799,416
Exclusions:
Funding instruments issued by financial institutions	(175,473)		(175,473)
Referential equity	66,751,490		68,623,943
Risk exposure
Credit	41,171,893	93.8%	43,508,029	94.1%
Securities	2,273,730	5.2%	2,449,985	5.3%
Loan operations - Retail	8,342,034	19.0%	8,253,500	17.9%
Loan operations – Non-retail	12,596,826	28.7%	12,593,969	27.2%
Joint obligations - Retail	7,648	0.0%	7,648	0.0%
Joint obligations – Non-retail	3,405,082	7.8%	3,405,082	7.4%
Loan commitments - Retail	1,967,578	4.5%	1,940,346	4.2%
Loan commitments – Non-retail	1,221,838	2.8%	1,221,547	2.6%
Other exposures	11,357,157	25.9%	13,635,952	29.5%
Operational	1,881,993	4.3%	1,881,993	4.1%
Retail	296,370	0.7%	296,370	0.6%
Commercial	572,260	1.3%	572,260	1.2%
Corporate finance	51,760	0.1%	51,760	0.1%
Negotiation and sales	490,141	1.1%	490,141	1.1%
Payments and settlements	208,216	0.5%	208,216	0.5%
Financial agent services	76,612	0.2%	76,612	0.2%
Asset management	170,743	0.4%	170,743	0.4%
Retail brokerage	14,533	0.0%	14,533	0.0%
Business plans	1,358	0.0%	1,358	0.0%
Market	835,606	1.9%	834,018	1.8%
Operations subject to interest rate variation	587,333	1.3%	587,512	1.3%
Fixed rate denominated in Real	353,298	0.8%	353,507	0.8%
Foreign currency coupon	106,331	0.2%	106,301	0.2%
Price index coupon	101,724	0.2%	101,724	0.2%
Interest rate coupon	25,980	0.1%	25,980	0.1%
Operations subject to commodity price variation	41,326	0.1%	41,326	0.1%
Operations subject to stock price variation	206,947	0.5%	205,180	0.4%
Required Referential Equity	43,889,492	100.0%	46,224,040	100.0%
Excess capital in relation to Required Referential Equity	22,861,998	52.1%	22,399,903	48.5%
Exposure weighted by Risk	398,995,383		420,218,543

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	64

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
	Referential	Weighted		Referential	Weighted
Changes in the Basel Ratio	equity	exposure	Effect	equity	exposure	Effect

Ratio at 12/31/2008	66,766,103	413,812,916	16.1%	67,994,861	416,539,726	16.3%
Result for the period	6,855,199		1.7%	7,461,722		1.8%
Interest on capital and dividends	(2,630,440)		-0.6%	(2,630,440)		-0.6%
Allowance for loan losses additional to the minimum percentage required by CMN Resolution No. 2,682/99	(1,665,871)	(1,665,871)	-0.3%	(1,687,000)	(1,687,000)	-0.3%
Granting of options recognized	85,644		0.0%	85,644		0.0%
Granting of stock options – exercised options in the period	218,010		0.0%	218,010		0.0%
Asset valuation adjustment	669,895		0.2%	667,717		0.2%
Treasury shares	(21)		0.0%	(21)		0.0%
Subordinated debt and redeemable preferred shares	(3,171,208)		-0.8%	(3,171,208)		-0.8%
Deferred assets excluded from Tier I of referential equity	(87,066)	(87,066)	0.0%	(84,865)	(84,865)	0.0%
Other changes in referential equity	(288,755)		-0.1%	(230,477)		-0.1%
Changes in risk exposure		(13,064,596)	0.5%		5,450,682	-0.2%
Ratio at 09/30/2009	66,751,490	398,995,383	16.7%	68,623,943	420,218,543	16.3%

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	65

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations, in force as from January 2008, provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of September 30, 2009, the regulatory capital required was R$ 1,074,363 for an existing adjusted stockholders’ equity of R$ 3,502,257.

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NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents – for purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up  to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Central Bank of Brazil, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings, subordinated debt and other receivables and payables – transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 556 of November 12, 2008.

c)
Securities - recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statements of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

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•
Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) – these transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss must be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; reinsurance unearned premiums (Note 4m l); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Correspond to rights related to tangible assets intended for maintenance of the company's operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and control. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November  12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4%	to	8%
Leasehold improvements		From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

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k)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)
Reduction to the recoverable value of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. From 2008, this procedure started to be adopted annually in the fourth quarter.

m)
Insurance, pension plan and capitalization operations – Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable – Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued.

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I - Insurance

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II - Pension plan and individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	69

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized at the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan’s regulation;

•
Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

II.III-Capitalization

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

n)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I  -  Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

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II -  Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - t hese provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727 of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	71

NOTE 5 – CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2009	09/30/2008
Cash and cash equivalents	10,325,257	6,020,651
Interbank deposits	3,387,723	7,038,298
Securities purchased under agreements to resell – Funded position	41,106,381	9,721,043
TOTAL	54,819,361	22,779,992

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2009	09/30/2008
Cash and cash equivalents	197	147
Securities purchased under agreements to resell – Funded position	142,686	184,147
TOTAL	142,883	184,294

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	72

NOTE 6 - INTERBANK INVESTMENTS

	09/30/2009						09/30/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	93,159,760	23,875,825	407,582	1,101,257	118,544,424	85.9	74,282,795	85.9
Funded position (*)	43,692,487	15,275,215	406,180	1,101,257	60,475,139	43.7	23,788,899	27.5
Financed position	49,377,804	5,300,407	-	-	54,678,211	39.6	49,811,640	57.6
With free movement	-	5,295,928	-	-	5,295,928	3.8	825,796	1.0
Without free movement	49,377,804	4,479	-	-	49,382,283	35.8	48,985,844	56.6
Short position	89,469	3,300,203	1,402	-	3,391,074	2.5	682,256	0.8
Money market – Assets Guaranteeing Technical Provisions - SUSEP	7,738	281,562	376,855	2,156,948	2,823,103	2.0	804,407	0.9
Interbank deposits	4,407,159	7,871,186	3,468,806	849,529	16,596,680	12.0	11,404,198	13.2
TOTAL	97,574,657	32,028,573	4,253,243	4,107,734	137,964,207		86,491,400
% per maturity term	70.7	23.2	3.1	3.0
TOTAL – 09/30/2008	66,207,485	15,937,884	2,447,245	1,898,786	86,491,400
% per maturity term	76.5	18.5	2.8	2.2

(*)
Includes R$ 12,239,299 (R$ 13,502,433 at 09/30/2008) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&F Bovespa S.A. - Bolsa de  Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING at 09/30/2009, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 142,686 (R$ 184,148 at 09/30/2008) and Interbank deposits from 31 to 181 days amounting to R$ 6,687,841 (R$ 400,202 at 09/30/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	73

NOTE 7 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS/LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2009											09/30/2008
		Provision for adjustment to
		market value with impact
		on:
			Stockholders'
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	44,483,861	92,369	434,927	45,011,157	36.7	4,223,463	700,320	7,640,077	3,233,209	8,172,965	21,041,123	22,531,234
Financial Treasury Bills	16,519,090	2,700	(806)	16,520,984	13.5	311	601,471	839,972	969,698	3,189,683	10,919,849	7,918,221
National Treasury Bills	14,560,963	52,369	19,376	14,632,708	11.9	4,018,950	-	6,169,913	1,478,353	2,965,492	-	7,181,187
National Treasury Notes	10,249,412	36,491	223,157	10,509,060	8.6	13,684	91,195	604,423	530,103	1,394,607	7,875,048	5,782,652
National Treasury Notes – M	-	-	-	-	-	-	-	-	-	-	-	12,958
National Treasury/Securitization	599,588	609	(59,126)	541,071	0.4	2,062	3,967	14,714	182,392	26,743	311,193	186,325
Brazilian External Debt Bonds	2,523,678	161	251,913	2,775,752	2.3	187,465	3,687	11,055	72,466	595,463	1,905,616	1,416,533
Investment in Non-exclusive Funds	991	-	-	991	0.0	991	-	-	-	-	-	33,358
Other	30,139	39	413	30,591	0.0	-	-	-	197	977	29,417	-
GOVERNMENT SECURITIES – ABROAD	9,356,160	32,683	58,489	9,447,332	7.7	812,256	2,391,242	1,957,537	2,701,996	1,016,492	567,809	11,911,466
Portugal	26,779	-	636	27,415	0.0	-	-	-	27,415	-	-	245,510
Austria	447,892	-	4,862	452,754	0.4	230,420	4,834	217,500	-	-	-	2,822,488
Argentina	195,447	880	-	196,327	0.2	25,710	30,415	13,258	54,714	6,257	65,973	67,563
Central Bank	70,858	539	-	71,397	0.1	25,710	15,915	3	27,364	1,234	1,171	47,136
National Treasury	124,589	341	-	124,930	0.1	-	14,500	13,255	27,350	5,023	64,802	20,427
Russia	278	1	-	279	0.0	-	-	-	-	-	279	-
Denmark	1,824,976	-	25,989	1,850,965	1.5	-	316,197	282,321	1,075,119	177,328	-	1,795,685
Spain	1,867,353	-	6,776	1,874,129	1.5	-	869,482	-	1,004,647	-	-	3,725,429
Korea	1,487,978	-	15,345	1,503,323	1.2	219,672	568,323	-	-	715,328	-	1,236,113
Chile	1,456,686	851	5,835	1,463,372	1.2	219,944	294,735	474,435	422,622	24,740	26,896	449,955
Paraguay	282,157	-	2	282,159	0.2	34,703	45,152	32,787	105,700	60,139	3,678	-
Uruguay	457,371	42	(301)	457,112	0.4	81,666	262,100	66,261	11,323	13,507	22,255	120,322
United States	1,050,460	30,901	491	1,081,852	0.9	-	-	769,193	-	18,108	294,551	900,093
Norway	104,106	-	(2,513)	101,593	0.1	-	-	101,593	-	-	-	539,416
Mexico	8,606	(26)	-	8,580	0.0	2	-	51	-	634	7,893	5,925
Italy	131,225	-	1,359	132,584	0.1	-	-	-	-	-	132,584	-
Other	14,846	34	8	14,888	0.0	139	4	138	456	451	13,700	2,967
CORPORATE SECURITIES	22,803,891	205,585	220,068	23,229,544	18.8	6,825,825	1,932,125	1,352,746	2,702,592	2,255,398	8,160,858	18,197,423
Eurobonds and other	2,282,800	4,008	54,174	2,340,982	1.9	45,901	84,796	201,180	168,369	246,899	1,593,837	3,820,023
Bank Deposit Certificates	2,296,519	-	(1)	2,296,518	1.9	23,687	253,480	548,677	429,462	476,019	565,193	1,823,565
Shares	3,385,407	194,475	67,812	3,647,694	3.0	3,647,694	-	-	-	-	-	2,501,566
Debentures	5,999,746	(17,727)	(2,534)	5,979,485	4.6	449,806	408,440	390,807	986,944	1,320,115	2,423,373	3,428,437
Promissory Notes	2,784,660	-	1,725	2,786,385	2.3	508,945	1,148,942	161,199	967,299	-	-	1,824,819
Mortgage Notes	-	-	-	-	-	-	-	-	-	-	-	39
Quotas of funds	2,114,229	22,774	11,535	2,148,538	1.8	2,144,911	-	3,627	-	-	-	2,623,726
Fixed income	880,471	-	6,045	886,516	0.7	882,889	-	3,627	-	-	-	1,469,496
Credit rights	804,381	-	-	804,381	0.7	804,381	-	-	-	-	-	1,019,196
Other	429,377	22,774	5,490	457,641	0.4	457,641	-	-	-	-	-	135,034
Securitized real estate loans	3,921,826	2,055	87,124	4,011,005	3.3	4,856	35,773	47,248	142,352	212,365	3,568,411	2,175,239
Other	18,704	-	233	18,937	0.0	25	694	8	8,166	-	10,044	9
PGBL/VGBL FUND QUOTAS (1)	36,403,697	-	-	36,403,697	29.7	36,403,697	-	-	-	-	-	21,893,675
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	113,047,609	330,637	713,484	114,091,730	93.1	48,265,241	5,023,687	10,950,360	8,637,797	11,444,855	29,769,790	74,533,798
Trading securities	68,496,050	330,637	-	68,826,687	56.2	41,025,062	930,209	6,612,395	3,194,402	5,133,382	11,931,237	49,349,814
Available-for-sale securities	41,692,904	-	713,484	42,406,388	34.6	7,240,060	4,090,072	4,326,419	5,410,713	6,013,380	15,325,744	23,993,275
Held-to-maturity securities (2)	2,858,655	-	-	2,858,655	2.3	119	3,406	11,546	32,682	298,093	2,512,809	1,190,709
DERIVATIVE FINANCIAL INSTRUMENTS	7,868,729	615,853	-	8,484,582	7.1	2,313,244	1,303,992	1,648,058	1,314,786	661,634	1,242,868	7,073,031
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	120,916,338	946,490	713,484	122,576,312	100.0	50,578,485	6,327,679	12,598,418	9,952,583	12,106,489	31,012,658	81,606,829
						41.2%	5.2%	10.3%	8.1%	9.9%	25.3%
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				122,576,312
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(6,704,725)	(753,678)	-	(7,458,403)	100.0	(2,222,490)	(1,228,773)	(1,255,194)	(855,677)	(813,505)	(1,082,764)	(5,093,670)
(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.
(2) Unrecorded positive adjustment to market value in the amount of R$ 403,366 (R$ 173,150 at 09/30/2008), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	74

b) Summary by portfolio

	09/30/2009
		Restricted to			Derivative	Assets
		Repurchase	Pledging of		financial	guaranteeing
	Own portfolio	agreements	guarantees (1)	Central Bank (2)	instruments	technical	Total
GOVERNMENT SECURITIES – DOMESTIC	14,752,571	7,541,210	7,225,053	9,469,767	-	6,022,556	45,011,157
Financial Treasury Bills	2,395,881	1,747,401	3,459,584	7,878,022	-	1,040,096	16,520,984
National Treasury Bills	8,436,368	2,534,375	2,313,354	1,194,653	-	153,958	14,632,708
National Treasury Notes	2,020,736	1,810,615	1,452,115	397,092	-	4,828,502	10,509,060
National Treasury/Securitization	541,071	-	-	-	-	-	541,071
Brazilian External Debt Bonds	1,326,933	1,448,819	-	-	-	-	2,775,752
Investments in Non-exclusive Funds	991	-	-	-	-	-	991
Other	30,591	-	-	-	-	-	30,591
GOVERNMENT SECURITIES – ABROAD	6,467,416	820,930	2,155,020	-	-	3,966	9,447,332
Portugal	27,415	-	-	-	-	-	27,415
Austria	230,420	-	222,334	-	-	-	452,754
Argentina	102,259	94,068	-	-	-	-	196,327
Central Bank	43,561	27,836	-	-	-	-	71,397
National Treasury	58,698	66,232	-	-	-	-	124,930
Russia	279	-	-	-	-	-	279
Denmark	990,655	-	860,310	-	-	-	1,850,965
Spain	1,303,764	-	570,365	-	-	-	1,874,129
Korea	1,022,553	-	480,770	-	-	-	1,503,323
Chile	1,356,148	103,258	-	-	-	3,966	1,463,372
Paraguay	282,159	-	-	-	-	-	282,159
Uruguay	457,112	-	-	-	-	-	457,112
United States	438,892	621,719	21,241	-	-	-	1,081,852
Norway	101,593	-	-	-	-	-	101,593
Mexico	6,695	1,885	-	-	-	-	8,580
Italy	132,584	-	-	-	-	-	132,584
Other	14,888	-	-	-	-	-	14,888
CORPORATE SECURITIES	19,946,304	364,034	677,152	-	-	2,242,054	23,229,544
Eurobonds and others	1,953,190	364,034	-	-	-	23,758	2,340,982
Bank Deposit Certificates	949,547	-	15,976	-	-	1,330,995	2,296,518
Shares	3,647,470	-	224	-	-	-	3,647,694
Debentures	4,827,658	-	375,572	-	-	776,255	5,979,485
Promissory Notes	2,760,423	-	-	-	-	25,962	2,786,385
Quotas of funds	1,803,484	-	285,380	-	-	59,674	2,148,538
Fixed income	601,136	-	285,380	-	-	-	886,516
Credit rights	745,355	-	-	-		59,026	804,381
Other	456,993	-	-	-	-	648	457,641
Securitized real estate loans	3,985,602	-	-	-	-	25,403	4,011,005
Other	18,930	-	-	-	-	7	18,937
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	36,403,697	36,403,697
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	41,166,291	8,726,174	10,057,225	9,469,767	-	44,672,273	114,091,730
Trading securities	12,575,883	5,658,754	5,398,405	5,204,455	-	39,989,190	68,826,687
Available-for-sale securities	28,193,976	2,978,515	4,615,677	4,265,312	-	2,352,908	42,406,388
Held-to-maturity securities	396,432	88,905	43,143	-	-	2,330,175	2,858,655
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	8,484,582	-	8,484,582
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	41,166,291	8,726,174	10,057,225	9,469,767	8,484,582	44,672,273	122,576,312
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 09/30/2008	29,337,238	2,329,895	8,638,913	7,975,038	7,073,031	26,252,714	81,606,829
(1) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2) Represent securities in compulsory deposits.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	75

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2009										09/30/2008
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES – DOMESTIC	24,773,108	92,369	24,865,477	36.1	2,632,130	555,152	5,082,047	2,517,596	4,088,932	9,989,620	18,979,119
Financial Treasury Bills	9,142,136	2,700	9,144,836	13.3	311	517,421	229,953	574,149	303,627	7,519,375	6,386,555
National Treasury Bills	10,752,875	52,369	10,805,244	15.7	2,569,427	-	4,336,422	1,332,106	2,567,289	-	6,729,500
National Treasury Notes	4,301,170	36,491	4,337,661	6.3	12,843	33,084	489,916	416,019	1,044,011	2,341,788	4,899,430
National Treasury/Securitization	283,870	609	284,479	0.4	2,062	3,967	14,714	182,392	26,743	54,601	88,558
Brazilian External Debt Bonds	291,034	161	291,195	0.4	46,496	680	11,042	12,930	147,262	72,785	841,718
Investments in Non-exclusive Funds	991	-	991	0.0	991	-	-	-	-	-	33,358
Other	1,032	39	1,071	0.0	-	-	-	-	-	1,071	-
GOVERNMENT SECURITIES – ABROAD	1,488,214	32,683	1,520,897	2.1	82,946	76,671	895,047	67,213	11,679	387,341	1,839,404
Argentina	194,874	880	195,754	0.3	25,710	30,415	13,258	54,714	6,257	65,400	66,641
Central Bank	70,858	539	71,397	0.1	25,710	15,915	3	27,364	1,234	1,171	46,214
National Treasury	124,016	341	124,357	0.2	-	14,500	13,255	27,350	5,023	64,229	20,427
Russia	278	1	279	0.0	-	-	-	-	-	279	-
Spain	-	-	-	-	-	-	-	-	-	-	447,710
Korea	-	-	-	-	-	-	-	-	-	-	399,096
Chile	228,833	851	229,684	0.3	57,095	43,396	112,514	12,043	3,327	1,309	36,508
Uruguay	8,249	42	8,291	0.0	-	2,856	-	-	1,010	4,425	117
United States	1,032,736	30,901	1,063,637	1.5	-	-	769,086	-	-	294,551	880,440
Mexico	8,606	(26)	8,580	0.0	2	-	51	-	634	7,893	5,925
Other	14,638	34	14,672	0.0	139	4	138	456	451	13,484	2,967
CORPORATE SECURITIES	5,831,031	205,585	6,036,616	8.9	1,906,289	298,386	635,301	609,593	1,032,771	1,554,276	6,637,616
Eurobonds and other	472,235	4,008	476,243	0.7	32,001	360	58,272	23,129	2,900	359,581	1,101,883
Bank Deposit Certificates	2,154,082	-	2,154,082	3.3	-	231,765	548,677	428,515	475,879	469,246	1,792,024
Shares	793,435	194,475	987,910	1.4	987,910	-	-	-	-	-	622,538
Debentures	1,491,482	(17,727)	1,473,755	2.1	-	43,229	28,000	157,265	548,059	697,202	1,238,252
Promissory Notes	18,211	-	18,211	0.0	-	18,211	-	-	-	-	176,882
Quotas of funds	863,484	22,774	886,258	1.3	886,258	-	-	-	-	-	1,670,618
Fixed income	729,159	-	729,159	1.1	729,159	-	-	-	-	-	1,347,163
Credit rights	77,259	-	77,259	0.1	77,259	-	-	-	-	-	261,166
Other	57,066	22,774	79,840	0.1	79,840	-	-	-	-	-	62,289
Securitized real estate loans	38,102	2,055	40,157	0.1	120	4,821	352	684	5,933	28,247	35,419
PGBL/VGBL FUND QUOTAS	36,403,697	-	36,403,697	52.9	36,403,697	-	-	-	-	-	21,893,675
Total	68,496,050	330,637	68,826,687	100.0	41,025,062	930,209	6,612,395	3,194,402	5,133,382	11,931,237	49,349,814
% per maturity term					59.6%	1.4%	9.6%	4.6%	7.5%	17.3%
Total 09/30/2008	49,415,217	(65,403)	49,349,814	100.0	24,569,740	458,334	2,264,003	4,547,076	5,734,631	11,776,030
% per maturity term					50.9%	0.9%	4.5%	9.2%	11.3%	23.2%
At September 30, 2009, in ITAÚ UNIBANCO HOLDING the portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 5.198 with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	76

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2009										09/30/2008
		Adjustment to
		market value
		(in
		stockholders'								Over 720
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES – DOMESTIC	17,127,743	434,927	17,562,670	41.4	1,591,333	142,161	2,549,597	707,473	3,891,889	8,680,217	2,679,424
Financial Treasury Bills	7,376,954	(806)	7,376,148	17.4	-	84,050	610,019	395,549	2,886,056	3,400,474	1,531,666
National Treasury Bills	3,808,088	19,376	3,827,464	9.0	1,449,523	-	1,833,491	146,247	398,203	-	451,687
National Treasury Notes	3,607,297	223,157	3,830,454	9.0	841	58,111	106,074	105,944	212,730	3,346,754	285,604
National Treasury/Securitization	315,718	(59,126)	256,592	0.6	-	-	-	-	-	256,592	97,767
Brazilian External Debt Bonds	1,990,579	251,913	2,242,492	5.3	140,969	-	13	59,536	393,923	1,648,051	312,700
Other	29,107	413	29,520	0.1	-	-	-	197	977	28,346	-
GOVERNMENT SECURITIES – ABROAD	7,850,982	58,489	7,909,471	18.6	729,310	2,314,571	1,062,341	2,634,783	1,004,813	163,653	10,052,882
Portugal	26,779	636	27,415	0.1	-	-	-	27,415	-	-	245,510
Austria	447,892	4,862	452,754	1.1	230,420	4,834	217,500	-	-	-	2,822,488
Argentina	573	-	573	0.0	-	-	-	-	-	573	922
Central Bank	-	-	-	-	-	-	-	-	-	-	922
National Treasury	573	-	573	0.0	-	-	-	-	-	573	-
Denmark	1,824,976	25,989	1,850,965	4.4	-	316,197	282,321	1,075,119	177,328	-	1,795,685
Spain	1,867,353	6,776	1,874,129	4.4	-	869,482	-	1,004,647	-	-	3,277,719
Korea	1,487,978	15,345	1,503,323	3.5	219,672	568,323	-	-	715,328	-	837,017
Chile	1,227,853	5,835	1,233,688	2.9	162,849	251,339	361,921	410,579	21,413	25,587	413,447
Paraguay	282,157	2	282,159	0.7	34,703	45,152	32,787	105,700	60,139	3,678	-
Uruguay	432,158	(301)	431,857	1.0	81,666	259,244	66,112	11,323	12,497	1,015	101,025
United States	17,724	491	18,215	0.0	-	-	107	-	18,108	-	19,653
Norway	104,106	(2,513)	101,593	0.2	-	-	101,593	-	-	-	539,416
Italy	131,225	1,359	132,584	0.3	-	-	-	-	-	132,584	-
Other	208	8	216	0.0	-	-	-	-	-	216	-
CORPORATE SECURITIES	16,714,179	220,068	16,934,247	39.9	4,919,417	1,633,340	714,481	2,068,457	1,116,678	6,481,874	11,260,969
Eurobonds and other	1,601,257	54,174	1,655,431	3.9	13,900	84,436	140,280	121,392	151,520	1,143,903	2,495,457
Bank Deposit Certificate	142,437	(1)	142,436	0.3	23,687	21,715	-	947	140	95,947	31,541
Shares	2,591,963	67,812	2,659,775	6.3	2,659,775	-	-	-	-	-	1,879,028
Debentures	4,466,516	(2,534)	4,463,982	10.5	449,697	364,991	362,471	828,985	758,586	1,699,252	2,123,021
Promissory Notes	2,766,449	1,725	2,768,174	6.5	508,945	1,130,731	161,199	967,299	-	-	1,647,937
Mortgage Notes	-	-	-	-	-	-	-	-	-	-	39
Quotas of funds	1,250,744	11,535	1,262,279	3.1	1,258,652	-	3,627	-	-	-	953,108
Fixed income	151,312	6,045	157,357	0.4	153,730	-	3,627	-	-	-	122,333
Credit rights	727,122	-	727,122	1.8	727,122	-	-	-	-	-	758,030
Other	372,310	5,490	377,800	0.9	377,800	-	-	-	-	-	72,745
Securitized real estate loans	3,876,288	87,124	3,963,412	9.3	4,736	30,952	46,896	141,668	206,432	3,532,728	2,130,831
Other	18,525	233	18,758	0.0	25	515	8	8,166	-	10,044	7
TOTAL	41,692,904	713,484	42,406,388	100.0	7,240,060	4,090,072	4,326,419	5,410,713	6,013,380	15,325,744	23,993,275
Adjustments of securities reclassified in prior years to the held-to-maturity category		16,604			17.1%	9.6%	10.2%	12.8%	14.2%	36.1%
Deferred taxes		(170,370)
Accounting adjustment - Hedge - Circular No. 3,082		(281,064)
Minority interests in subsidiaries		20,940
Adjustment of securities of unconsolidated affiliates		(52,766)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2009		246,828
TOTAL 09/30/2008	24,101,475	(108,200)	23,993,275	100.0	4,522,745	2,842,926	2,551,816	4,278,376	4,982,595	4,814,817
Adjustments of securities reclassified in prior years to the held-to-maturity category		20,169			18.9%	11.8%	10.6%	17.8%	20.8%	20.1%
Deferred taxes		23,816
Minority interests in subsidiaries		7,296
Adjustment of securities of unconsolidated affiliates		(19,033)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2008		(75,952)

At September 30, 2009, in ITAÚ UNIBANCO HOLDING the portfolio is composed of Government Securities – National Treasury Notes amounting to R$ 24,749 (R$ 23,878 at 09/30/2008) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	77

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, are the amounts of R$ 16,604 (R$ 20,169 at 09/30/2008) included at September 30, 2009, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 403,366 (R$ 173,150 at 09/30/2008) at September 30, 2009.

	09/30/2009								09/30/2008
	Carrying							Over 720	Carrying
	value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	value
GOVERNMENT SECURITIES – DOMESTIC	2,583,010	90.3	-	3,007	8,433	8,140	192,144	2,371,286	872,691
National Treasury Notes (1)	2,340,945	81.8	-	-	8,433	8,140	137,866	2,186,506	597,618
National Treasury Notes – M (2)	-	-	-	-	-	-	-	-	12,958
Brazilian External Debt Bonds	242,065	8.5	-	3,007	-	-	54,278	184,780	262,115
GOVERNMENT SECURITIES – ABROAD	16,964	0.6	-	-	149	-	-	16,815	19,180
Uruguay	16,964	0.6	-	-	149	-	-	16,815	19,180
CORPORATE SECURITIES	258,681	9.1	119	399	2,964	24,542	105,949	124,708	298,838
Eurobonds and other	209,308	7.1	-	-	2,628	23,848	92,479	90,353	222,683
Debentures (1)	41,748	1.5	109	220	336	694	13,470	26,919	67,164
Securitized real estate loans (1)	7,436	0.5	-	-	-	-	-	7,436	8,989
Other	189	-	10	179	-	-	-	-	2
Total	2,858,655	100.0	119	3,406	11,546	32,682	298,093	2,512,809	1,190,709
% per maturity term			0.0%	0.2%	0.4%	1.1%	10.4%	87.9%
Total 09/30/2008	1,190,709	100.0	9,251	4,214	11,842	38,419	18,292	1,108,691
% per maturity term			0.8%	0.4%	1.0%	3.2%	1.5%	93.1%

(1) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1,259,140 (R$ 583,325 at 09/30/2008).
(2) Refers to securities issued in nominative and non-disposable way.

f)	Realized and unrealized gain of securities portfolio

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Gain (loss) - Trading securities	1,022,505	(655,443)
Gain (loss) – Available-for-sale securities	324,296	45,556
Total realized gain	1,346,801	(609,887)
Adjustment to market value of trading securities	330,637	(22,164)
Total	1,677,438	(632,051)

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from the “held-to-maturity” into the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	78

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with customers are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&F Bovespa or at the CETIP – S.A. – OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at September 30, 2009, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are future contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 15,513,710 and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	79

			Balance sheet
			account receivable /
	Memorandum Account		(received) (payable) /	Adjustment to market
	Notional amount		paid	value (in results)	Market value
	09/30/2009	09/30/2008	09/30/2009	09/30/2009	09/30/2009	09/30/2008
Futures contracts	196,897,503	98,199,446	143,100	(25,706)	117,394	358,267
Purchase commitments	94,894,623	23,272,120	(39,277)	(1,839)	(41,116)	(113,676)
Foreign currency	4,206,487	6,840,919	(2,435)	(492)	(2,927)	(103,547)
Interbank market	83,382,343	8,211,141	(6,017)	4,738	(1,279)	26,218
Indices	6,669,056	7,954,509	(30,866)	2,433	(28,433)	(34,973)
Securities	578,393	156,182	-	(3)	(3)	-
Other	58,344	109,369	41	(8,515)	(8,474)	(1,374)
Commitments to sell	102,002,880	74,927,326	182,377	(23,867)	158,510	471,943
Foreign currency	14,091,703	10,389,746	38,867	(27,883)	10,984	171,144
Interbank market	62,176,146	46,032,046	9,312	(1,776)	7,536	(67,593)
Indices	23,445,816	17,707,680	134,251	(5,110)	129,141	361,875
Securities	-	608,854	-	-	-	(212)
Other	2,289,215	189,000	(53)	10,902	10,849	6,729
Swap contracts			1,020,189	(43,037)	977,152	(294,587)
Asset position	81,227,999	60,767,003	2,687,936	592,677	3,280,613	1,711,926
Foreign currency	8,526,966	13,876,053	152,636	29,501	182,137	420,702
Interbank market	33,826,515	27,701,843	1,941,266	(27,919)	1,913,347	793,737
Fixed rate	19,346,183	8,486,354	179,266	179,573	358,839	140,289
Floating rate	6,757,409	-	72	517	589	-
Indices	11,999,961	9,760,684	408,018	410,524	818,542	343,582
Securities	14,131	-	5,443	358	5,801	-
Other	756,834	942,069	1,235	123	1,358	13,616
Liability position	80,207,810	61,166,467	(1,667,747)	(635,714)	(2,303,461)	(2,006,513)
Foreign currency	12,107,980	15,838,447	(265,546)	(22,849)	(288,395)	(872,038)
Interbank market	21,077,109	21,485,449	(815,671)	81,838	(733,833)	(652,214)
Fixed rate	17,617,625	11,954,939	(196,909)	(284,544)	(481,453)	(108,732)
Floating rate	13,846,479	-	(14,504)	4,338	(10,166)	-
Indices	14,702,797	10,808,049	(370,334)	(413,604)	(783,938)	(363,854)
Securities	96,255	-	(2)	2	-	-
Other	759,565	1,079,583	(4,781)	(895)	(5,676)	(9,675)
Option contracts	1,377,138,277	90,201,442	136,811	(121,481)	15,330	(483,205)
Purchase commitments – long position	453,889,168	21,244,566	1,257,312	(374,326)	882,986	737,334
Foreign currency	25,179,137	12,000,870	675,397	(466,035)	209,362	572,106
Interbank market	293,226,233	2,177,700	223,911	(23,603)	200,308	56,000
Floating rate	33,322	-	117	(33)	84	-
Indices	134,536,543	3,976,715	266,188	108,906	375,094	23,326
Securities	803,095	398,854	79,562	5,908	85,470	83,775
Other	110,838	2,690,427	12,137	531	12,668	2,127
Commitments to sell – long position	267,943,787	20,653,246	1,012,443	408,492	1,420,935	580,955
Foreign currency	16,541,202	3,815,186	344,839	171,319	516,158	12,951
Interbank market	154,907,306	-	167,103	(7,926)	159,177	-
Indices	94,960,017	15,482,004	105,667	234,922	340,589	150,547
Securities	1,308,084	1,190,264	380,883	(4,000)	376,883	395,777
Other	227,178	165,792	13,951	14,177	28,128	21,680
Purchase commitments – short position	341,033,653	35,334,215	(1,341,981)	417,175	(924,806)	(1,511,134)
Foreign currency	24,681,121	23,959,260	(781,412)	518,754	(262,658)	(1,343,731)
Interbank market	191,828,427	2,467,700	(184,840)	(11,749)	(196,589)	(61,112)
Indices	123,504,765	5,350,209	(347,630)	(89,394)	(437,024)	(67,324)
Securities	916,226	670,873	(16,167)	(5,665)	(21,832)	(33,039)
Other	103,114	2,886,173	(11,932)	5,229	(6,703)	(5,928)
Commitments to sell – short position	314,271,669	12,969,415	(790,963)	(572,822)	(1,363,785)	(290,360)
Foreign currency	21,162,428	3,721,886	(502,740)	(375,765)	(878,505)	(96,885)
Interbank market	189,577,854	-	(121,892)	(20,034)	(141,926)	-
Fixed rate	68,413	-	(619)	(8,516)	(9,135)	-
Indices	103,184,048	8,853,943	(149,479)	(170,824)	(320,303)	(144,805)
Securities	191,508	337,031	(4,263)	2,345	(1,918)	(38,718)
Other	87,418	56,555	(11,970)	(28)	(11,998)	(9,952)
Forward contracts	1,563,600	3,180,590	518	24	542	1,495,689
Purchases receivable	297,902	112,066	297,687	7	297,694	111,134
Fixed rate	174,691	-	174,726	-	174,726	-
Floating rate	123,006	-	122,957	-	122,957	-
Other	205	112,066	4	7	11	111,134
Purchases payable	885	7,970	(297,751)	11	(297,740)	(111,759)
Fixed rate	-	-	(174,726)	-	(174,726)	-
Floating rate	-	-	(122,957)	-	(122,957)	-
Other	885	7,970	(68)	11	(57)	(111,759)
Sales receivable	1,264,813	3,060,554	1,264,583	(129)	1,264,454	1,497,340
Fixed rate	1,190,661	-	1,190,524	(135)	1,190,389	-
Floating rate	73,546	-	73,477	-	73,477	-
Other	606	3,060,554	582	6	588	1,497,340
Sales deliverable	-	-	(1,264,001)	135	(1,263,866)	(1,026)
Fixed rate	-	-	(1,190,524)	135	(1,190,389)	-
Floating rate	-	-	(73,477)	-	(73,477)	-
Other	-	-	-	-	-	(1,026)

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	80

			Balance sheet
			account receivable /	Adjustment to
	Memorandum account		(received) (payable) /	market value (in
	Notional amount		paid	results)	Market value
	09/30/2009	09/30/2008	09/30/2009	09/30/2009	09/30/2009	09/30/2008
Credit derivatives	5,641,746	6,722,704	(76,550)	(24,886)	(101,436)	(22,479)
Asset position	3,185,191	6,270,516	14,852	7,930	22,782	28,541
Foreign currency	197,430	101,761	1,415	1,703	3,118	3,944
Fixed rate	2,954,838	6,168,755	13,322	4,625	17,947	24,597
Securities	10,365	-	14	609	623	-
Other	22,558	-	101	993	1,094	-
Liability position	2,456,555	452,188	(91,402)	(32,816)	(124,218)	(51,020)
Foreign currency	-	97,411	(1,388)	(1,616)	(3,004)	(2,917)
Interbank market	50,000	-	(284)	(199)	(483)	-
Fixed rate	2,406,555	354,777	(89,573)	(29,515)	(119,088)	(48,103)
Securities	-	-	(87)	(493)	(580)	-
Other	-	-	(70)	(993)	(1,063)	-
Forwards operations	12,710,194	24,221,945	(44,411)	(1,482)	(45,893)	436,317
Asset position	6,871,820	15,150,234	305,189	(14)	305,175	1,010,831
Foreign currency	6,172,672	14,158,210	272,243	-	272,243	1,006,633
Interbank market	-	4,231	-	-	-	43
Fixed rate	239,509	26,363	28,479	(14)	28,465	992
Floating rate	432,967	-	3,496	-	3,496	-
Indices	26,672	961,430	971	-	971	3,163
Liability position	5,838,374	9,071,711	(349,600)	(1,468)	(351,068)	(574,514)
Foreign currency	5,231,692	8,473,795	(333,427)	(1,468)	(334,895)	(556,220)
Interbank market	1,632	33,939	(143)	-	(143)	(2,082)
Fixed rate	112,516	168,036	(13,506)	-	(13,506)	(14,373)
Floating rate	465,862	-	(1,773)	-	(1,773)	-
Indices	26,672	395,941	(751)	-	(751)	(1,839)
Swap with target flow	2,617,827	4,815,055	10,723	(52,493)	(41,770)	35,363
Asset position	1,314,275	2,371,877	95,524	(48,313)	47,211	165,345
Foreign currency	606,589	887,713	33,288	(32,010)	1,278	86,995
Interbank market	602,491	892,630	62,236	(16,303)	45,933	35,808
Fixed rate	105,195	305,790	-	-	-	11,254
Floating rate	-	143,418	-	-	-	876
Other	-	142,326	-	-	-	30,412
Liability position	1,303,552	2,443,178	(84,801)	(4,180)	(88,981)	(129,982)
Foreign currency	983,649	1,146,615	(66,761)	7,623	(59,138)	(3,721)
Interbank market	290,990	731,728	(17,602)	(11,686)	(29,288)	(415)
Fixed rate	28,913	214,737	(438)	(117)	(555)	(94,988)
Floating rate	-	230,539	-	-	-	(852)
Other	-	119,559	-	-	-	(30,006)
Target flow of swap – foreign currency	3,746,618	16,224,950	(110,408)	158,997	48,589	576,450
Asset position	2,800,384	13,912,623	119,157	77,118	196,275	668,623
Foreign currency	2,795,090	12,649,185	119,157	77,118	196,275	668,623
Indices	5,294	-	-	-	-	-
Other	-	1,263,438	-	-	-	-
Liability position	946,234	2,312,327	(229,565)	81,879	(147,686)	(92,173)
Foreign currency	946,234	1,048,889	(229,565)	81,879	(147,686)	(92,173)
Other	-	1,263,438	-	-	-	-
Other derivative financial instruments (*)	12,757,277	12,027,194	84,032	(27,761)	56,271	(122,454)
Asset position	7,570,264	2,933,629	670,946	(21,883)	649,063	202,735
Foreign currency	4,939,085	2,390,916	560,968	17,199	578,167	185,088
Interbank market	745,908	-	-	302	302	-
Fixed rate	593	130,172	(2)	169	167	1,453
Other	1,884,678	412,541	109,980	(39,553)	70,427	16,194
Liability position	5,187,013	9,093,565	(586,914)	(5,878)	(592,792)	(325,189)
Foreign currency	4,318,202	8,621,960	(502,295)	6,318	(495,977)	(302,364)
Interbank market	765,525	-	-	(268)	(268)	-
Fixed rate	100,596	442,309	(84,450)	(11,947)	(96,397)	(21,200)
Other	2,690	29,296	(169)	19	(150)	(1,625)
		ASSETS	7,868,729	615,853	8,484,582	7,073,031
		LIABILITIES	(6,704,725)	(753,678)	(7,458,403)	(5,093,670)
		TOTAL	1,164,004	(137,825)	1,026,179	1,979,361
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2009	09/30/2008
Futures	29,006,001	95,334,860	30,656,003	41,900,639	196,897,503	98,199,446
Swaps	17,532,729	28,838,333	11,162,046	21,006,955	78,540,063	50,661,730
Options	408,879,609	532,154,775	326,047,777	110,056,116	1,377,138,277	90,201,442
Forwards	1,561,981	529	1,090	-	1,563,600	3,180,590
Credit derivatives	42,871	2,512,644	1,187,589	1,898,642	5,641,746	6,722,704
Forwards	3,332,858	5,596,939	2,116,820	1,663,577	12,710,194	24,221,945
Swaps with target flow	257,351	526,449	-	434,951	1,218,751	4,815,055
Target flow of swap	748,706	398,685	-	2,599,227	3,746,618	16,224,950
Other	3,047,712	5,121,640	1,509,918	3,078,007	12,757,277	12,027,194

At September 30, 2009, ITAÚ UNIBANCO HOLDING had derivative operations in the swap with target flow and target flow forward with 15 clients; these products not being totally exposed to an exchange rate of R$ 1.7781 per dollar, for settlement at maturity. Of these clients, 11 have AA, A or B risk rating.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	81

II- Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term:

	30/09/2009										09/30/2008
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
ASSETS
Futures	143,100	(25,706)	117,394	1.4	6,417	124,068	(3,320)	(16,392)	5,563	1,058	358,267
BM&F Bovespa	143,100	(36,028)	107,072	1.3	4,595	122,690	(9,067)	(17,794)	5,585	1,063	352,549
Financial institutions	-	(306)	(306)	-	5	33	150	(467)	(22)	(5)	1,226
Companies	-	10,628	10,628	0.1	1,817	1,345	5,597	1,869	-	-	4,492
Option premiums	2,269,755	34,166	2,303,921	27.2	332,163	220,459	837,191	767,772	141,465	4,871	1,318,289
BM&F Bovespa	1,675,497	(46,372)	1,629,125	19.2	220,720	146,340	768,003	356,417	135,260	2,385	778,453
Financial institutions	114,364	119,126	233,490	2.8	87,092	52,350	64,221	26,998	343	2,486	134,430
Companies	479,881	(38,575)	441,306	5.2	24,351	21,769	4,967	384,357	5,862	-	405,406
Individuals	13	(13)	-	-	-	-	-	-	-	-	-
Forwards	1,562,270	(122)	1,562,148	18.4	1,561,626	25	486	11	-	-	1,608,474
BM&F Bovespa	582	6	588	-	77	25	486	-	-	-	1,503,613
Financial institutions	332,878	(135)	332,743	3.9	332,743	-	-	-	-	-	104,861
Companies	1,228,806	-	1,228,806	14.5	1,228,806	-	-	-	-	-	-
Individuals	4	7	11	-	-	-	-	11	-	-	-
Swaps – Adjustment receivable	2,687,936	592,677	3,280,613	38.6	228,762	719,157	531,570	479,673	237,308	1,084,143	1,711,926
BM&F Bovespa	187,045	88,369	275,414	3.2	3,978	7,677	9,971	115,478	19,079	119,231	156,533
Financial institutions	759,166	210,176	969,342	11.4	54,874	270,462	211,513	186,922	59,792	185,779	589,721
Companies	1,736,906	288,954	2,025,860	23.9	169,849	438,507	306,313	177,184	158,318	775,689	860,366
Individuals	4,819	5,178	9,997	0.1	61	2,511	3,773	89	119	3,444	105,306
Credit derivatives	14,852	7,930	22,782	0.3	15	782	7,462	2,151	1,130	11,242	28,541
Financial institutions	14,852	7,930	22,782	0.3	15	782	7,462	2,151	1,130	11,242	28,541
Forwards	305,189	(14)	305,175	3.6	61,942	83,547	83,335	50,251	22,147	3,953	1,010,831
Financial institutions	223,819	-	223,819	2.6	42,247	56,274	65,503	39,872	16,427	3,496	257,315
Companies	81,265	(15)	81,250	1.0	19,651	27,212	17,831	10,379	5,720	457	753,096
Individuals	105	1	106	-	44	61	1	-	-	-	420
Swaps with target flow	214,681	28,805	243,486	0.6	1,663	3,821	47,466	660	120,307	69,569	833,968
Swaps	95,524	(48,313)	47,211	0.6	535	3,817	40,262	660	1,150	787	165,345
Financial institutions	-	-	-	-	-	-	-	-	-	-	(122)
Companies	95,524	(48,313)	47,211	0.6	535	3,817	40,262	660	1,150	787	162,160
Individuals	-	-	-	-	-	-	-	-	-	-	3,307
Target flow of swap	119,157	77,118	196,275	2.3	1,128	4	7,204	-	119,157	68,782	668,623
Financial institutions	-	-	-	-	-	-	-	-	-	-	3,180
Companies	119,157	77,118	196,275	2.3	1,128	4	7,204	-	119,157	68,782	665,443
Other	670,946	(21,883)	649,063	7.6	120,656	152,133	143,868	30,660	133,714	68,032	202,735
BM&F Bovespa	-	301	301	-	-	-	206	87	8	-	594
Financial institutions	240,456	(38,613)	201,843	2.4	4,362	4,160	381	499	125,480	66,961	194,315
Companies	430,490	16,429	446,919	5.2	116,294	147,973	143,281	30,074	8,226	1,071	7,826
Total	7,868,729	615,853	8,484,582	100.0	2,313,244	1,303,992	1,648,058	1,314,786	661,634	1,242,868	7,073,031
% per maturity term					27.3%	15.4%	19.4%	15.5%	7.8%	14.6%
Total 09/30/2008	6,573,796	499,235	7,073,031	100.0	1,320,569	1,994,732	1,281,835	1,333,977	471,759	670,159
% per maturity term					18.6%	28.2%	18.1%	18.9%	6.7%	9.5%

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	82

	09/30/2009										09/30/2008
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
LIABILITIES
Option premiums	(2,132,944)	(155,647)	(2,288,591)	30.7	(297,012)	(403,040)	(795,392)	(416,958)	(372,302)	(3,887)	(1,801,494)
BM&F Bovespa	(1,956,309)	184,261	(1,772,048)	23.8	(189,091)	(328,018)	(698,700)	(367,291)	(187,273)	(1,675)	(1,491,875)
Financial institutions	(146,536)	(319,096)	(465,632)	6.2	(91,399)	(60,530)	(90,345)	(45,329)	(175,837)	(2,192)	(275,255)
Companies	(30,099)	(20,812)	(50,911)	0.7	(16,522)	(14,492)	(6,347)	(4,338)	(9,192)	(20)	(33,750)
Individuals	-	-	-	-	-	-	-	-	-	-	(614)
Forwards	(1,561,752)	146	(1,561,606)	21.0	(1,561,549)	-	-	(57)	-	-	(112,785)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(7,924)
Financial institutions	(332,878)	135	(332,743)	4.5	(332,743)	-	-	-	-	-	(104,861)
Companies	(1,228,806)	-	(1,228,806)	16.5	(1,228,806)	-	-	-	-	-	-
Individuals	(68)	11	(57)	-	-	-	-	(57)	-	-	-
Swaps – difference payable	(1,667,747)	(635,714)	(2,303,461)	30.8	(115,045)	(579,981)	(276,671)	(300,716)	(225,193)	(805,855)	(2,006,513)
BM&F Bovespa	(166,237)	(180,128)	(346,365)	4.6	(405)	(2,236)	(17,767)	(67,607)	(51,871)	(206,479)	(271,985)
Financial institutions	(396,608)	(478,939)	(875,547)	11.7	(33,068)	(28,389)	(175,995)	(172,261)	(95,201)	(370,633)	(605,158)
Companies	(1,056,290)	27,428	(1,028,862)	13.8	(80,794)	(512,436)	(70,915)	(59,174)	(77,934)	(227,609)	(1,093,338)
Individuals	(48,612)	(4,075)	(52,687)	0.7	(778)	(36,920)	(11,994)	(1,674)	(187)	(1,134)	(36,032)
Credit derivatives	(91,402)	(32,816)	(124,218)	1.7	(40,621)	(5,525)	(17,263)	(6,096)	(3,169)	(51,544)	(51,020)
Financial institutions	(91,320)	(32,862)	(124,182)	1.7	(40,621)	(5,525)	(17,227)	(6,096)	(3,169)	(51,544)	(51,020)
Companies	(82)	46	(36)	-	-	-	(36)	-	-	-	-
Forwards	(349,600)	(1,468)	(351,068)	4.7	(77,711)	(78,298)	(83,859)	(56,400)	(51,070)	(3,730)	(574,514)
Financial institutions	(108,269)	(232)	(108,501)	1.5	(44,720)	(15,976)	(22,588)	(10,102)	(14,509)	(606)	(202,520)
Companies	(240,343)	(1,236)	(241,579)	3.2	(32,801)	(62,045)	(60,960)	(46,116)	(36,533)	(3,124)	(371,813)
Individuals	(988)	-	(988)	-	(190)	(277)	(311)	(182)	(28)	-	(181)
Swaps with target flow	(314,366)	77,699	(236,667)	1.2	(32,018)	(696)	(3,001)	-	(13,107)	(187,845)	(222,155)
Swaps	(84,802)	(4,179)	(88,981)	1.2	(1,579)	(696)	(446)	-	(13,107)	(73,153)	(129,982)
Financial institutions	(43,059)	43,059	-	-	-	-	-	-	-	-	(126,574)
Companies	(41,743)	(47,238)	(88,981)	1.2	(1,579)	(696)	(446)	-	(13,107)	(73,153)	(3,408)
Target flow of swap – foreign currency	(229,564)	81,878	(147,686)	1.9	(30,439)	-	(2,555)	-	-	(114,692)	(92,173)
Financial institutions	(25,682)	(7,312)	(32,994)	0.4	(30,439)	-	(2,555)	-	-	-	(92,173)
Companies	(203,882)	89,190	(114,692)	1.5	-	-	-	-	-	(114,692)	-
Other	(586,914)	(5,878)	(592,792)	8.0	(98,534)	(161,233)	(79,008)	(75,450)	(148,664)	(29,903)	(325,189)
BM&F Bovespa	-	(422)	(422)	-	(154)	-	(42)	-	(226)	-	(2,780)
Financial institutions	(95,277)	(18,181)	(113,458)	1.6	(1)	(377)	(216)	(3,824)	(109,040)	-	(320,999)
Companies	(431,592)	12,725	(418,867)	5.6	(81,869)	(135,949)	(62,757)	(68,991)	(39,398)	(29,903)	(1,410)
Individuals	(60,045)	-	(60,045)	0.8	(16,510)	(24,907)	(15,993)	(2,635)	-	-	-
Total	(6,704,725)	(753,678)	(7,458,403)	100.0	(2,222,490)	(1,228,773)	(1,255,194)	(855,677)	(813,505)	(1,082,764)	(5,093,670)
% per maturity term					29.8%	16.5%	16.8%	11.5%	10.9%	14.5%
Total 09/30/2008	(4,317,167)	(776,503)	(5,093,670)	100.0	(995,147)	(1,405,190)	(904,952)	(744,333)	(443,149)	(600,899)
% per maturity term					19.5%	27.6%	17.8%	14.6%	8.7%	11.8%
In ITAÚ UNIBANCO HOLDING  recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ (881) in liability position (R$ 1,515 at 09/30/2008), distributed as follows: R$ (25) from 31 to 180 days (R$ 45 at 09/30/2008), R$ (25) from 181 to 365 days (R$ 44 at 09/30/2008) and R$ (831) over 365 days (R$ 1,426 at 09/30/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	83

III -  See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2009
					Credit		Swap with	Target flow
	Futures	Swaps	Options	Forwards	derivatives	Forwards	target flow	of swap	Other
BM&FBovespa	183,097,796	10,856,587	1,337,178,405	606	-	-	-	-	1,531,434
Over-the-counter market	13,799,707	67,683,476	39,959,872	1,562,994	5,641,746	12,710,194	1,218,751	3,746,618	11,225,843
Financial institutions	12,641,211	42,834,649	29,858,169	332,743	5,638,190	9,085,218	245,331	375,925	2,207,512
Companies	1,158,496	24,009,125	10,100,728	1,229,161	3,556	3,590,551	973,420	3,370,693	8,960,999
Individuals	-	839,702	975	1,090	-	34,425	-	-	57,332
Total at 09/30/2009	196,897,503	78,540,063	1,377,138,277	1,563,600	5,641,746	12,710,194	1,218,751	3,746,618	12,757,277
Total at 09/30/2008	98,199,446	50,661,730	90,201,442	3,180,590	6,722,704	24,221,945	4,815,055	16,224,950	12,027,194

The total value of margins pledged in guarantee was R$ 15,513,710 (R$ 12,246,945 at 09/30/2008) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	84

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect in calculation of Required Referential Equity.

	Credit risk amount
	09/30/2009	09/30/2008
Transferred	(2,331,167)	(3,318,535)
Credit swaps whose underlying assets are:
Securities	(1,165,992)	(2,952,798)
Total return rate swaps whose underlying assets are:
Securities	(1,165,175)	(365,737)
Received	2,686,908	1,892,558
Credit swaps whose underlying assets are:
Securities	2,686,908	1,892,558
Total	355,741	(1,425,977)

During the period, there was no occurrence of credit event related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 139,366.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	85

V - Accounting hedge

a)
The purpose of ITAÚ UNIBANCO hedge relationship is to protect the cash flow of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at September 30, 2009 ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2009 and 2017 in the amount of R$ 10,099,463. To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at September 30, 2009 ITAÚ UNIBANCO HOLDING negotiated Swap contracts with maturity in 2015 in the amount of R$ 698,921. These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders net equity of (R$ 170,867), of which (R$ 158,850) refers to CDB and (R$ 12,017) refers to Redeemable preferred shares. The hedged items total R$ 9,667,728 of CDB with maturities between 2009 and 2017 and R$ 698,921 of swaps of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows, which we expect that they be reclassified from stockholders’ equity into results in the following months, amount to R$ 116,567.

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 603,612 are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	86

VI - Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Swaps	1,836,657	514,357
Forwards	(524,939)	147,023
Futures	6,497,700	(223,810)
Options	425,248	(34,075)
Credit derivatives	75,691	20,814
Other	(158,306)	8,782
Total	8,152,051	433,091

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	87

i)	Changes in adjustment to market value for the period

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Opening Balance	(2,816,936)	276,623
Adjustments with impact on:
Results	2,850,387	(559,988)
Trading securities	(120,694)	(22,164)
Derivative financial instruments (assets and liabilities)	2,971,081	(537,824)
Stockholders' equity	872,845	(167,506)
Closing balance	906,296	(450,871)
Adjustment to market value	906,296	(450,871)
Trading securities	330,637	(65,403)
Available-for-sale securities	713,484	(108,200)
Derivative financial instruments (assets and liabilities)	(137,825)	(277,268)

For better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to-maturity securities:

	09/30/2009	09/30/2008
Adjustment of available-for-sale securities – stockholders’ equity	713,484	(108,200)
Adjustment to held-to-maturity securities (*)	419,970	193,319
Total unrealized gain	1,133,454	85,119
(*)	Includes the amount of R$ 16,604 (R$ 20,169 at 09/30/2008) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	88

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING, included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analysis shown below does not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

		Amounts in thousands of Brazilian Reais
Trading portfolio	Exposures	09/30/2009 (*)
Risk Factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rate in Reais	(1,344)	(240,696)	(599,566)
Foreign exchange coupons	Rates of foreign exchange coupons	257	(3,957)	(9,141)
Foreign currency	Exchange variation	(13,862)	(346,539)	(693,078)
Price indices	Rates of price indices coupon	11	(13,580)	(26,889)
Long-term interest rate	Rate of TJLP coupon	16	(4,053)	(8,260)
Reference rate	Rate of TR coupon	(33)	(6,376)	(12,202)
Variable rate	Share price	11,597	(169,613)	(339,226)
	Total without correlation		(784,814)	(1,688,361)
	Total with correlation		(486,264)	(1,046,094)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

		Amounts in thousands of Brazilian Reais
Trading and Banking portfolio	Exposures	09/30/2009 (*)
Risk Factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rate in Reais	(5,688)	(1,477,939)	(2,976,692)
Foreign exchange coupons	Rates of foreign exchange coupons	1,835	(45,608)	(95,574)
Foreign currency	Exchange variation	3,188	(79,711)	(159,422)
Price indices	Rates of price indices coupon	12	(29,434)	(56,787)
Long-term interest rate	Rate of TJLP coupon	1	(30,886)	(61,925)
Reference rate	Rate of TR coupon	1,499	(132,483)	(274,729)
Variable rate	Share price	13,879	(202,982)	(405,963)
	Total without correlation		(1,999,043)	(4,031,092)
	Total with correlation		(1,238,590)	(2,497,631)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at approximately 25% in the portfolio of September 30, 2009, considering the largest resulting losses per risk factor;

Scenario III: Shocks at approximately 50% in the portfolio of September 30, 2009, considering the largest resulting losses per risk factor.

All derivative financial instruments held by ITAÚ UNIBANCO HOLDING are shown in Note 7.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	89

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

	09/30/2009										09/30/2008
Risk Levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	32,536,091	65,214,768	30,035,769	9,616,526	5,949,111	3,301,318	1,774,637	1,164,733	7,786,006	157,378,959	95,047,802
Loans and discounted trade receivables	18,809,207	33,983,897	20,881,179	8,024,537	5,136,920	2,870,263	1,573,667	1,027,698	6,886,233	99,193,601	62,956,792
Financing	11,239,098	21,597,483	7,463,543	1,184,956	578,604	197,111	128,237	94,467	774,532	43,258,031	21,782,701
Farming and agribusiness financing	1,492,167	1,989,435	1,010,651	85,935	101,794	139,525	27,917	11,161	70,145	4,928,730	4,574,201
Real estate financing	995,619	7,643,953	680,396	321,098	131,793	94,419	44,816	31,407	55,096	9,998,597	5,734,108

Lease operations	1,435,929	35,037,080	6,077,563	2,396,069	998,025	560,944	413,622	373,045	1,135,987	48,428,264	39,841,033

Credit card operations	-	9,641,078	8,427,470	2,287,049	1,667,274	614,434	436,720	364,630	2,575,280	26,013,935	12,245,315

Advance on exchange contracts (1)	1,215,796	1,692,322	1,158,340	459,376	314,321	51,284	11,108	8,600	25,140	4,936,287	3,775,093

Other sundry receivables (2)	81,818	102,372	38,456	3,192	34,342	5,980	4,176	9,013	62,538	341,887	105,605

Total operations with credit granting characteristics	35,269,634	111,687,620	45,737,598	14,762,212	8,963,073	4,533,960	2,640,263	1,920,021	11,584,951	237,099,332	151,014,848
Endorsements and sureties (3)										31,594,253	13,471,415
Total with endorsements and sureties	35,269,634	111,687,620	45,737,598	14,762,212	8,963,073	4,533,960	2,640,263	1,920,021	11,584,951	268,693,585	164,486,263
Total – 09/30/2008	25,412,813	74,505,367	30,488,891	8,269,827	4,842,738	2,098,839	1,311,596	803,373	3,281,404	151,014,848
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	90

II – By maturity and risk level

	09/30/2009										09/30/2008
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	2,952,639	2,171,032	1,313,704	1,241,357	800,474	638,120	2,783,531	11,900,857	5,725,020
01 to 30	-	-	150,952	105,881	79,554	84,844	49,473	40,658	197,218	708,580	336,146
31 to 60	-	-	130,343	101,782	65,276	54,313	43,769	35,306	167,768	598,557	284,506
61 to 90	-	-	128,644	98,544	64,883	60,303	52,379	35,675	162,904	603,332	269,505
91 to 180	-	-	362,563	326,893	181,855	150,175	114,846	100,684	423,994	1,661,010	750,191
181 to 365	-	-	643,545	481,421	290,712	280,630	183,704	157,137	668,431	2,705,580	1,292,960
Over 365	-	-	1,536,592	1,056,511	631,424	611,092	356,303	268,660	1,163,216	5,623,798	2,791,712
Overdue installments	-	-	502,408	657,364	1,235,544	1,097,992	1,005,067	962,583	6,934,928	12,395,886	4,380,180
01 to 14	-	-	25,151	50,531	33,463	26,109	19,616	17,162	82,028	254,060	118,643
15 to 30	-	-	477,257	170,706	298,006	110,631	69,181	41,294	183,755	1,350,830	672,988
31 to 60	-	-	-	436,127	405,139	159,563	107,615	62,073	305,012	1,475,529	674,914
61 to 90	-	-	-	-	498,936	220,055	130,745	86,211	320,335	1,256,282	549,915
91 to 180	-	-	-	-	-	581,634	677,910	755,843	1,461,254	3,476,641	1,447,416
181 to 365	-	-	-	-	-	-	-	-	4,403,816	4,403,816	820,649
Over 365	-	-	-	-	-	-	-	-	178,728	178,728	95,655
SUBTOTAL	-	-	3,455,047	2,828,396	2,549,248	2,339,349	1,805,541	1,600,703	9,718,459	24,296,743	10,105,200
SPECIFIC ALLOWANCE	-	-	(34,550)	(84,851)	(254,925)	(701,805)	(902,771)	(1,120,492)	(9,718,459)	(12,817,853)	(3,921,595)
SUBTOTAL – 09/30/2008	-	-	2,162,065	1,477,188	1,368,666	1,042,431	867,091	717,472	2,470,287	10,105,200
	NON-OVERDUE OPERATIONS
Falling due installments	35,216,899	111,077,151	41,845,465	11,639,524	6,198,942	2,115,294	804,141	309,718	1,804,742	211,011,876	139,769,364
01 to 30	4,697,151	14,775,121	11,886,184	4,363,587	2,324,906	446,102	177,816	66,337	526,895	39,264,099	29,023,023
31 to 60	3,003,575	8,902,758	4,617,230	1,255,354	505,529	115,362	71,896	22,115	199,374	18,693,193	12,781,041
61 to 90	2,967,077	6,984,554	3,465,612	1,116,977	416,251	104,863	49,381	12,627	112,135	15,229,477	8,942,551
91 to 180	3,014,658	14,202,242	5,380,014	1,429,868	653,333	271,171	105,580	26,096	167,530	25,250,492	15,850,493
181 to 365	5,857,751	18,209,199	5,907,403	1,291,704	762,570	300,392	135,965	33,611	241,673	32,740,268	21,533,294
Over 365	15,676,687	48,003,277	10,589,022	2,182,034	1,536,353	877,404	263,503	148,932	557,135	79,834,347	51,638,962
Overdue up to 14 days	52,735	610,469	437,086	294,292	214,883	79,317	30,581	9,600	61,750	1,790,713	1,140,284
SUBTOTAL	35,269,634	111,687,620	42,282,551	11,933,816	6,413,825	2,194,611	834,722	319,318	1,866,492	212,802,589	140,909,648
GENERIC ALLOWANCE	-	(558,438)	(422,826)	(358,014)	(641,383)	(658,383)	(417,361)	(223,523)	(1,866,492)	(5,146,420)	(2,617,403)
SUBTOTAL – 09/30/2008	25,412,813	74,505,367	28,326,826	6,792,639	3,474,072	1,056,408	444,504	85,901	811,117	140,909,647
GRAND TOTAL	35,269,634	111,687,620	45,737,598	14,762,212	8,963,073	4,533,960	2,640,263	1,920,021	11,584,951	237,099,332	151,014,848
EXISTING ALLOWANCE	-	(918,721)	(1,367,554)	(1,474,745)	(2,688,025)	(2,266,527)	(1,847,921)	(1,919,829)	(11,584,951)	(24,068,273)	(8,788,998)
Minimum allowance required (3)	-	(558,438)	(457,376)	(442,866)	(896,307)	(1,360,188)	(1,320,132)	(1,344,015)	(11,584,951)	(17,964,273)	(6,538,998)
Additional allowance (4)	-	(360,283)	(910,178)	(1,031,879)	(1,791,718)	(906,339)	(527,789)	(575,814)	-	(6,104,000)	(2,250,000)
GRAND TOTAL 09/30/2008	25,412,813	74,505,367	30,488,891	8,269,827	4,842,738	2,098,839	1,311,596	803,373	3,281,404	151,014,848
EXISTING ALLOWANCE	-	(372,527)	(304,889)	(607,354)	(1,452,337)	(1,049,209)	(917,986)	(803,293)	(3,281,404)	(8,788,998)
Minimum allowance required (3)	-	(372,527)	(304,889)	(248,095)	(484,274)	(629,651)	(655,798)	(562,361)	(3,281,404)	(6,538,998)
Additional allowance (4)	-	-	-	(359,259)	(968,063)	(419,558)	(262,188)	(240,932)	-	(2,250,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 16,639,451 (R$ 5,964,792 at 09/30/2008);
(3)
The policy of not using “AA” ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	91

  III – By business sector

	09/30/2009%		09/30/2008%

PUBLIC SECTOR	1,486,427	0.6	688,337	0.5
Generation, transmission and distribution of electric energy	876,812	0.4	365,961	0.2
Chemical and petrochemical	166,320	0.1	122,393	0.1
Other	443,295	0.2	199,983	0.1
PRIVATE SECTOR	235,612,905	99.4	150,326,511	99.5
COMPANIES	128,043,302	54.0	76,938,481	50.9
INDUSTRY AND COMMERCE	67,598,779	28.5	42,988,610	28.5
Food and beverages	10,722,940	4.5	7,097,162	4.7
Autoparts and accessories	2,531,191	1.1	1,599,637	1.1
Agribusiness capital assets	671,833	0.3	349,239	0.2
Industrial capital assets	3,771,061	1.6	1,793,776	1.2
Pulp and paper	1,807,861	0.8	963,407	0.6
Distribution of fuels	1,578,025	0.7	781,015	0.5
Electrical and electronic	5,427,479	2.3	3,399,595	2.3
Pharmaceuticals	1,567,394	0.7	1,174,852	0.8
Fertilizers, insecticides and crop protection	1,409,618	0.6	1,900,896	1.3
Tobacco	534,234	0.2	299,890	0.2
Import and export	1,559,009	0.7	1,307,000	0.9
Hospital care materials and equipment	680,852	0.3	422,141	0.3
Construction material	3,278,437	1.4	1,293,983	0.9
Steel and metallurgy	6,360,202	2.7	4,743,470	3.1
Wood and furniture	2,335,818	1.0	1,632,207	1.1
Chemical and petrochemical	5,110,302	2.2	3,905,789	2.6
Supermarkets	1,006,068	0.4	363,788	0.2
Light and heavy vehicles	5,458,407	2.3	2,796,894	1.9
Clothing	5,438,869	2.3	2,858,305	1.9
Other - Commerce	3,478,940	1.5	1,943,372	1.3
Other - Industry	2,870,239	1.2	2,362,192	1.6
SERVICES	46,090,886	19.4	24,320,325	16.1
Heavy construction (Constructors)	2,952,008	1.2	1,381,864	0.9
Financial	3,732,047	1.6	3,397,293	2.2
Generation, transmission and distribution of electric energy	5,675,134	2.4	2,563,861	1.7
Holding company	2,962,751	1.2	1,562,397	1.0
Real estate agents	6,393,073	2.7	3,824,527	2.5
Media	2,291,268	1.0	1,426,973	0.9
Service companies	2,970,850	1.3	1,551,828	1.0
Health care	1,244,393	0.5	505,391	0.3
Telecommunications	1,208,221	0.5	568,539	0.4
Transportation	9,737,555	4.1	3,514,227	2.3
Other services	6,923,586	2.9	4,023,425	2.7
PRIMARY SECTOR	13,175,718	5.6	7,857,255	5.2
Agribusiness	11,368,652	4.8	6,411,816	4.2
Mining	1,807,066	0.8	1,445,439	1.0
OTHER COMPANIES	1,177,919	0.5	1,772,291	1.2
INDIVIDUALS	107,569,603	45.3	73,388,030	48.6
Credit cards	25,775,281	10.9	12,009,794	8.0
Consumer loans/overdraft	24,054,243	10.1	16,936,254	11.2
Real estate financing	7,069,546	3.0	5,027,994	3.3
Vehicles	50,670,533	21.4	39,413,988	26.1

GRAND TOTAL	237,099,332	100.0	151,014,848	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	92

b)	Credit concentration

	09/30/2009		09/30/2008
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	2,408,762	0.9	1,054,276	0.6
20 largest debtors	24,765,087	9.2	10,810,571	6.6
50 largest debtors	41,078,059	15.3	19,044,762	11.6
100 largest debtors	55,778,926	20.8	26,597,249	16.2

	09/30/2009		09/30/2008
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	3,847,132	1.3	3,498,821	1.8
20 largest debtors	37,121,470	12.4	21,051,925	11.1
50 largest debtors	59,741,281	19.9	33,160,708	17.5
100 largest debtors	80,244,351	26.7	44,295,049	23.3
(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Opening Balance	(19,972,155)	(7,925,660)
Net increase for the period	(12,382,541)	(5,939,019)
Minimum required by Resolution No. 2682/99	(14,069,541)	(5,839,019)
Additional	1,687,000	(100,000)
Write-Off	8,286,423	5,075,681
Closing balance	(24,068,273)	(8,788,998)
Specific allowance (1) (3)	(12,817,853)	(3,921,595)
Generic allowance (2) (3)	(5,146,420)	(2,617,403)
Additional allowance (4)	(6,104,000)	(2,250,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2)	For operations not covered in the previous item due to the classification of the client or operation.
(3)
The specific and generic allowances reflect the effects of the supplementary allowance totaling R$ 383,300 (R$ 365,713 at 09/30/2008) as it does not consider the option established by article 5 of the CMN Resolution No. 2,682 of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based on the overdue amounts.

(4)
Refers to the provision in excess of the minimum required by CMN Resolution No.2,682, of December 12, 1999, recognized within the prudential criteria adopted by Management in accordance with good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal of the economic cycle, quantified in view of the historic performance of loan portfolios in economic crises situations.

Starting December 31, 2008, considering the economic scenario and the uncertainties related thereto, the criteria for recognition of an additional allowance for credit risks have been revised so as to include the portion related to risks associated with a more pessimistic scenario for 2009/2010, not yet fully covered by the historic scenarios noted in the recent past.

At September 30, 2009, the balance of the allowance in relation to the loan portfolio is equivalent to 10.2% (5.8% at 09/30/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	93

d)	Recovery and renegotiation of credits

 I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Expense for allowance for loan losses	(12,382,541)	(5,939,019)
Income from recovery of credits written off as loss	1,440,205	879,780
Result of allowance for loan losses	(10,942,336)	(5,059,239)

 II - Renegotiated credits

	09/30/2009	09/30/2008
Renegotiated credits	7,277,785	3,092,817
Allowance for loan losses	(3,855,718)	(1,438,236)
(%)	53.0	46.5

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	94

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2009				01/01 to 09/30/2009
	0 - 30	31 - 180	Over 365	Total	Income (Expenses)
Restricted operations on assets
Loan operations	1,170	59,056	198,833	259,059	(72,235)
Liabilities - restricted operations on assets
Foreign borrowings through securities	1,170	58,905	198,833	258,908	72,640
Net revenue from restricted operations					405

At September 30, 2009, there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	95

  NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	09/30/2009	09/30/2008
ASSETS – OTHER RECEIVABLES	35,722,645	24,268,176
Exchange purchase pending settlement – foreign currency	21,138,359	15,719,666
Bills of exchange and term documents – foreign currency	952	29,140
Exchange sale rights – local currency	14,906,180	8,757,571
(Advances received) – local currency	(322,846)	(238,201)
LIABILITIES – OTHER LIABILITIES (Note 2a)	36,721,988	23,949,010
Exchange sales pending settlement – foreign currency	15,819,821	11,551,111
Liabilities from purchase of foreign currency – local currency	20,897,773	12,393,745
Other	4,394	4,154
MEMORANDUM ACCOUNTS	381,844	324,272
Outstanding import credits – foreign currency	342,561	264,459
Confirmed export credits – foreign currency	39,283	59,813

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	96

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)	Summary

	09/30/2009						09/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	87,280,017	15,823,478	11,654,821	74,331,076	189,089,392	48.5	113,078,114	42.7
Deposits received under securities repurchase agreements	63,797,223	11,450,865	10,930,236	40,486,132	126,664,456	32.4	105,803,490	39.9
Funds from acceptances and issuance of securities	2,131,716	7,024,990	1,813,342	7,567,557	18,537,605	4.7	10,582,520	4.0
Borrowings and onlending	1,959,969	7,226,063	5,278,974	18,343,079	32,808,084	8.4	20,807,824	7.9
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0	1,453,317	0.5
Subordinated debt (2)	13,321	1,161,313	36	22,296,898	23,471,568	6.0	13,260,084	5.0
TOTAL	155,182,246	42,686,709	29,677,409	163,024,742	390,571,105		264,985,349
% per maturity term	39.8	10.9	7.6	41.7
TOTAL – 09/30/2008	117,285,678	33,643,577	18,363,339	95,692,755	264,985,349
% per maturity term	44.3	12.7	6.9	36.1
(1) Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.
(2) Includes R$ 698,957 (R$752,563 at 09/30/2008) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b)	Deposits

	09/30/2009						09/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	22,707,717	-	-	-	22,707,717	12.1	19,018,447	16.8
Savings accounts	44,146,423	-	-	-	44,146,423	23.3	29,925,490	26.5
Interbank	761,239	834,423	422,292	213,737	2,231,691	1.2	2,345,063	2.1
Time deposits	18,630,391	14,989,055	11,232,529	74,117,339	118,969,314	62.9	60,847,246	53.8
Other deposits	1,034,247	-	-	-	1,034,247	0.5	941,868	0.8
TOTAL	87,280,017	15,823,478	11,654,821	74,331,076	189,089,392		113,078,114
% per maturity term	46.1	8.4	6.2	39.3
TOTAL - 09/30/2008	61,056,113	12,520,673	5,692,574	33,808,754	113,078,114
% per maturity term	53.9	11.1	5.0	29.9

At September 30, 2009, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Interbank Deposits in the amount of R$ 880,795 (R$ 334,891 at 09/30/2008) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	97

c)	Deposits received under securities repurchase agreements

	09/30/2009						09/30/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	10,011,449	11,450,865	10,909,347	36,499,025	68,870,686	54.4	55,312,276	52.3
Government securities	5,553,977	309,368	153,364	12,846	6,029,555	4.8	846,759	0.8
Own issue	2,099,545	11,005,746	10,740,034	36,107,173	59,952,498	47.3	52,774,566	49.9
Foreign	2,357,927	135,751	15,949	379,006	2,888,633	2.3	1,690,951	1.6
Third-party portfolio	53,633,323	-	2,157	340	53,635,820	42.3	49,783,221	47.0
Free portfolio	152,451	-	18,732	3,986,767	4,157,950	3.3	707,993	0.7
TOTAL	63,797,223	11,450,865	10,930,236	40,486,132	126,664,456		105,803,490
% per maturity term	50.4	9.0	8.6	32.0
TOTAL - 09/30/2008	53,705,256	11,774,676	7,358,572	32,964,986	105,803,490
% per maturity term	50.7	11.1	7.0	31.2

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	98

d)	Funds from acceptance and issuance of securities

	09/30/2009						09/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	1,541,766	6,204,346	552,850	875,639	9,174,601	49.5	3,272,291	30.9
DEBENTURES	96,886	22,845	37,044	2,731,931	2,888,706	15.6	2,149,667	20.3
FOREIGN BORROWINGS AND SECURITIES	493,064	797,799	1,223,448	3,959,987	6,474,298	34.9	5,160,562	48.8
Trade Related – Issued abroad - Structure Note Issued	121,554	136,121	13,994	499,618	771,287	4.2	781,224	7.4
Non-trade Related	371,510	661,678	1,209,454	3,460,369	5,703,011	30.8	4,379,338	41.4
Issued abroad	371,510	661,678	1,209,454	3,460,369	5,703,011	30.8	4,379,338	41.4
Brazil Risk Note Programme	35,197	500,660	192,292	1,691,074	2,419,223	13.1	903,891	8.5
Euro Certificates of Deposits	324,057	9,783	287,085	33,997	654,922	3.5	798,041	7.5
Euro Medium Term Note Programme	3,694	26,662	310,234	673,676	1,014,266	5.5	504,138	4.8
Eurobonds	2,321	2,261	61,481	55,781	121,844	0.7	22	0 .
Medium Term Note	2,844	5,929	1,193	184,155	194,121	1.0	123,922	1.2
Fixed Rate Notes	3,392	92,553	355,552	634,555	1,086,052	5.9	1,774,151	16.8
Other	5	23,830	1,617	187,131	212,583	1.1	275,173	2.6
TOTAL	2,131,716	7,024,990	1,813,342	7,567,557	18,537,605		10,582,520
% per maturity term	11.5	37.9	9.8	40.8
TOTAL - 09/30/2008	1,463,455	2,597,021	852,048	5,669,996	10,582,520
% per maturity term	13.8	24.5	8.1	53.6

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	99

e)	Borrowings and onlending

	09/30/2009						09/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	1,409,243	4,618,450	2,464,544	3,654,410	12,146,646	37.0	13,800,386	66.3
Domestic	633,111	29,189	18,569	57,330	738,198	2.2	181,676	0.9
Foreign (*)	776,132	4,589,261	2,445,975	3,597,080	11,408,448	34.8	13,618,710	65.4
ONLENDING	550,726	2,607,613	2,814,430	14,688,669	20,661,438	63.0	7,007,438	33.7
Domestic – official institutions	549,515	2,588,191	2,616,331	14,637,782	20,391,819	62.2	6,675,207	32.1
BNDES	264,514	943,843	1,012,312	7,387,930	9,608,599	29.3	3,578,338	17.2
FINAME	275,605	1,471,421	1,547,980	6,912,454	10,207,460	31.1	2,848,720	13.7
Other	9,396	172,927	56,039	337,398	575,760	1.8	248,149	1.2
Foreign	1,211	19,422	198,099	50,887	269,619	0.8	332,231	1.6
TOTAL	1,959,969	7,226,063	5,278,974	18,343,079	32,808,084		20,807,824
% per maturity term	6.0	22.0	16.1	55.9
TOTAL - 09/30/2008	1,060,854	6,643,489	4,341,216	8,762,265	20,807,824
% per maturity term	5.1	32.0	20.9	42.0
(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	100

f)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of February 28, 2007, and amendments established by CMN Resolution No. 3,532, of January 31, 2008, is as follows:
	09/30/2009						09/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	1,141,709	-	19,725,820	20,867,529	89.0	11,574,983	87.3
Euronotes	-	19,604	-	880,339	899,943	3.8	868,210	6.5
Bonds	-	-	-	128,567	128,567	0.5	68,358	0.5
Eurobonds	13,321	-	-	889,050	902,371	3.8	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(25,799)	(25,799)	(0.1)	(4,030)	-
TOTAL OTHER LIABILITIES	13,321	1,161,313	-	21,597,977	22,772,611		12,507,521
Redeemable preferred shares	-	-	36	698,921	698,957	3.0	752,563	5.7
GRAND TOTAL	13,321	1,161,313	36	22,296,898	23,471,568		13,260,084
% per maturity term	0.1	4.9	0.0	95.0
TOTAL - 09/30/2008	-	38,357	105	13,221,622	13,260,084
% per maturity term	-	0.3	0.0	99.7

Description
	Issue	Maturity	Return p.a.	Principal (R$)
Name of security

Subordinated CDB	December 2002	December 2009	CDI + 0.87%	850,000
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB	December 2002	December 2012	102.25% of CDI	220,000
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated CDB (2)	May 2007	May 2012	103.9% of CDI	1,406,000
Subordinated CDB (2)	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB (2)	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB (2)	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB (2)	October 2007	October 2012	IGPM + 7.33%	290,850
Subordinated CDB (2)	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB (2)	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB (2)	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB (2)	December 2007	December 2014	CDI + 0.60%	10,000
Subordinated CDB (2)	1sr quarter of 2008	1st quarter of 2013	CDI + 0.60%	817,310
Subordinated CDB (2)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38,000
Subordinated CDB (2)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10,400
Subordinated CDB (2)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400,000
Subordinated credit facility (3)	December 2004	December 2009	Libor + 2%	350,550
Subordinated euronotes	2nd half of 2001	August 2011	10.0%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated bonds	April 2008	April 2033	3.50%	64,555
Subordinated bonds	October 2008	October 2033	4.50%	45,400
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (4)	July 2005	Not determined	8.70%	1,195,250
Preferred shares	December 2002	March 2015	3.04%	1,388,841
(1) Subordinated CDBs may be redeemed from November 2011;
(2) Subordinated CDBs may not be redeemed in advance;
(3) The debt may not be fully redeemed in advance. The return is calculated by using the Libor rate plus 2%, adjusted every six-month period;
(4) The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	101

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Mathematical provision of benefits to be granted and benefits granted	33,311	6,950	40,106,721	23,502,204	-	-	40,140,032	23,509,154
Unearned premiums	2,876,662	1,131,800	382,208	333,318	-	-	3,258,870	1,465,118
Mathematical provision for redemptions	-	-	-	-	2,133,720	1,116,566	2,133,720	1,116,566
Raffle contingency	-	-	-	-	36,489	35,149	36,489	35,149
Unsettled claims	2,090,868	976,859	127,027	82,619	-	-	2,217,895	1,059,478
Financial surplus	2,214	1,976	446,323	318,818	-	-	448,537	320,794
IBNR	680,024	187,910	65,179	36,269	-	-	745,203	224,179
Financial variation	494	-	110,475	104,425	-	-	110,969	104,425
Premium deficiency	137,687	81,238	89,774	17,430	-	-	227,461	98,668
Insufficient contribution	-	-	378,765	73,115	-	-	378,765	73,115
Other	67,026	19,850	188,792	93,095	23,895	8,631	279,713	121,576
TOTAL	5,888,286	2,406,583	41,895,264	24,561,293	2,194,104	1,160,346	49,977,654	28,128,222

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	102

b)	Assets Guaranteeing Technical Provisions – SUSEP

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Interbank investments – Money market	986,616	211,095	1,003,502	315,958	832,985	277,354	2,823,103	804,407
Securities and derivative financial instruments	2,678,020	1,333,405	40,593,089	24,014,946	1,401,164	904,363	44,672,273	26,252,714
PGBL/VGBL fund quotas (1)	-	-	36,403,697	21,893,675	-	-	36,403,697	21,893,675
Other	2,678,020	1,333,405	4,189,392	2,121,271	1,401,164	904,363	8,268,576	4,359,039
Government	2,004,041	714,423	3,282,754	870,504	739,727	218,302	6,026,522	1,803,229
Private	673,979	618,982	906,638	1,250,767	661,437	686,061	2,242,054	2,555,810
Receivables from insurance and reinsurance operations (2)	2,131,673	1,181,507	306,074	278,408	-	-	2,437,747	1,459,915
Credit rights	646,277	576,497	306,074	278,408	-	-	952,351	854,905
Reinsurance	1,485,396	605,010	-	-	-	-	1,485,396	605,010
Escrow deposits for loss	100,853	105,985	8,943	9,034	-	-	109,796	115,019
TOTAL	5,897,162	2,831,992	41,911,608	24,618,346	2,234,149	1,181,717	50,042,919	28,632,055
(1)  The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.
(2)  Recorded under Other receivables and Other assets.

c)	Results of Operations

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Income from financial operations	161,923	101,168	252,419	169,917	45,512	30,677	459,854	301,762
Financial income from insurance, pension plan and capitalization operations	245,036	114,295	3,159,018	1,382,902	145,233	89,485	3,549,287	1,586,682
Financial expenses from insurance, pension plan and capitalization operations	(83,113)	(13,127)	(2,906,599)	(1,212,985)	(99,721)	(58,808)	(3,089,433)	(1,284,920)
Results from insurance, pension plan and capitalization operations	1,032,140	458,342	358,253	316,091	331,018	236,480	1,721,411	1,010,913
Premiums and contributions	4,290,974	1,880,550	6,907,200	4,765,187	1,201,215	776,105	12,399,389	7,421,842
Changes in technical provisions	158,320	(118,074)	(6,247,529)	(4,270,926)	(820,652)	(523,155)	(6,909,861)	(4,912,155)
Expenses for claims	(2,251,747)	(1,024,899)	(196,490)	(145,168)	-	-	(2,448,237)	(1,170,067)
Selling expenses	(962,445)	(272,121)	(35,077)	(20,996)	(22,730)	(1,144)	(1,020,252)	(294,261)
Expenses for benefits and raffles	-	-	(34,936)	(8,797)	(26,836)	(14,873)	(61,772)	(23,670)
Other revenues and expenses	(202,962)	(7,114)	(34,915)	(3,209)	21	(453)	(237,856)	(10,776)
TOTAL	1,194,063	559,510	610,672	486,008	376,530	267,157	2,181,265	1,312,675

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	103

NOTE 12 -  CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: these are calculated and classified as follows:

-	Calculation criteria:

Civil lawsuits:  calculated upon judicial notification, and adjusted monthly:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions to be issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the amounts deposited in guarantee, to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision, or based on the individual analysis of the potential amount of probable loss for lawsuits with significant amounts.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other risks: calculated mainly based on the assessment of credit risk on joint obligations.

-
Contingencies classified as probable: are recognized in the accounting books and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

						01/01 to
	01/01 to 09/30/2009					09/30/2008
			Tax and social
Change in provision for contingent liabilities	Civil	Labor	security	Other	Total	Total

Opening Balance	2,124,019	2,857,105	2,415,615	251,235	7,647,974	3,655,925
(-) Contingencies guaranteed by indemnity clause (Note 4n I)	(125,528)	(551,139)	(15,784)	-	(692,451)	(656,291)
Subtotal	1,998,491	2,305,966	2,399,831	251,235	6,955,523	2,999,634
Restatements/Charges	56,148	157,211	133,352	-	346,711	99,521
Changes in the period reflected in results (Notes 13f and 13i)	944,073	456,124	62,262	5,132	1,467,591	1,151,673
Increase (*)	1,168,276	546,103	71,795	5,132	1,791,306	1,304,918
Write-offs through reversal	(224,203)	(89,979)	(9,533)	-	(323,715)	(153,245)
Payments	(686,722)	(401,309)	(32,917)	-	(1,120,948)	(577,131)
Subtotal	2,311,990	2,517,992	2,562,528	256,367	7,648,877	3,673,697
(+) Contingencies guaranteed by indemnity clause (Note 4n I)	172,335	579,151	12,372	-	763,858	728,265
Closing balance (Note 13c)	2,484,325	3,097,143	2,574,900	256,367	8,412,735	4,401,962
Closing balance at 09/30/2008 (Note 13c)	1,548,651	1,878,083	857,038	118,190	4,401,962
Escrow deposits at 09/30/2009 (Note 13a)	1,017,249	1,403,107	937,621	-	3,357,977
Escrow deposits at 09/30/2008 (Note 13a)	671,382	888,909	281,368	-	1,841,659
(*)	Civil provisions includes the provision for economic plans amounting to R$ 250,874 (R$ 266,524 from January 1 to September 30, 2008) (Note 22l).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	104

-
Contingencies classified as possible: not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 372,699 and Tax and Social Security Lawsuits amounting to R$ 5,073,426. The principal characteristics of these lawsuits are described below:

•
Claim for of corporate income tax (IRPJ), social contribution (CSLL), PIS and COFINS, as tax authorities understand there has been unreported income due to assignment of usufruct of quotas and shares, recorded as a contra-entry to the investment account in permanent assets – R$ 1,276,180;

•	Claim for of corporate income tax (IRPJ) and social contribution (CSLL) on operations related to transfer of shares of companies located abroad for payment of capital of other companies – R$ 800,097;

•
ISS – Banking Institutions – R$ 308,367: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending;

•	Deductibility of losses in receipt of loans and discounts granted in renegotiation of loans – R$ 284,758;

•
Dismissal of offset request – R$ 269,271: offset requests which were not validated due to formal issues or alleged lack of evidence of credit liquidity. Issue discussed at the administrative level, in which the company stated its defense and exhibited documentation evidencing credit liquidity;

•
Levy of social security contributions on non-compensatory amounts – R$ 218,038: administrative and court discussion on the portions that, according to the company’s understanding, are not part of contribution salary for social security tax purposes;

•	Deductibility of goodwill in purchase of investments – R$ 197,267: assessment notices that discuss the deduction of goodwill of merged companies;

•
Acquisition of Customers Portfolio - R$ 169,367: aims at recognizing the deduction, from the IRPJ and CSLL calculation basis, of expenses assumed by Banco Itaú with the amortization of assets related to the acquisition of the customers portfolio of the Group banks;

•
IRPJ/PDD (income tax/Allowance for loan losses) – R$ 163,512: reject the Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the IN No. 76/87 and the CMN Resolution No. 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank’s appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending;

•
Apportionment of Net Assets by Book Value – R$ 128,861: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. Awaiting Court's decision;

•
Required the corporate income tax (IRPJ) arising from offset of losses for 2005, which, according to tax authorities, had been carried out above the balance stated for the Federal Revenue Service, in view of the ex officio changes made to the Corporate Income Tax Declaration (DIPJ) submitted by the taxpayer – R$ 97,486;

•
Differences in the completion of Declaration of Federal Contributions and Taxes (DCTF) – R$ 82,990: required levy of withholding income tax (IRRF) arising from the challenge, by the Federal Revenue Service authorities, concerning the completion of the DCTF and missing payments (DARFs);

•
Assessment notices about the Declaration of Federal Contributions and Taxes (DCTF) – R$ 74,201: electronic assessment notices issued by the Federal Revenue Service, which defense is stated at the administrative level, in which the submitted documentation is being analyzed;

•
Criteria for taxation of revenues made available abroad - R$ 69,394: assessment notices in relation to which the inspection authorities discuss criteria for determining the calculation basis and taxable event;

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	105

•
Offset of tax loss of companies merged without the 30% limitation – R$ 67,784: assessment notice which discusses the application of a 30% limit when offsetting tax loss carryforwards, in case of merger of company;

•
ITR (Rural tax land) - R$ 62,197: Refers to collection of ITR amounts related to farms, received as payment in kind, with arbitrage of calculation basis, due to failure to evidence that a portion of the land is a legal reserve;

•	Levy of ISS on leasing operations – R$ 50,553: Tax assessment notices and/or tax foreclosures of municipalities that allege the levy of ISS on leasing operations in their territories.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, the following are in guarantee of voluntary resources restricted, deposited or recorded in the amount below:

	09/30/2009	09/30/2008
Securities	834,732	1,285,614
Deposits in guarantee	3,484,817	1,998,828
Permanent assets (*)	771,371	951,941
(*)
As per article 32 of Law No. 10,522, of July 19, 2002. On April 10, 2007, in the unconstitutionality lawsuit No. 1,976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals. The company is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 1,024,929  (R$ 923,194 at 09/30/2009) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition from losses on Civil, Labor and Tax Contingencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	106

c)	Legal Liabilities – Tax and Social Security and Escrow Deposits for filing Legal Processes – recognized at the full amount being questioned and respective escrow deposits, as follows:

	01/01 to	01/01 to
Change in legal liabilities	09/30/2009	09/30/2008
Opening balance	9,178,381	5,433,380
Changes in the period reflected in results	2,770,421	1,109,957
Charges on taxes	673,065	288,705
Net increase for the period	2,226,192	890,376
Write-offs through reversal (*)	(128,836)	(69,124)
Payments	(184,032)	(59,095)
Closing balance (Note 14c)	11,764,770	6,484,242
Probability of loss
Probable	1,432,933	1,076,325
Possible	1,122,729	296,046
Remote	9,209,108	5,111,871
(*)	Refers basically to the Reversal of Provision for PIS Constitutional Amendment No. 17/97 x principles of anteriority over 90 days and non-retroactivity.

	01/01 to	01/01 to
Change in escrow deposits	09/30/2009	09/30/2008
Opening balance	4,422,972	3,013,026
Appropriation of income	403,185	181,364
Changes in the period	188,550	295,239
Deposited	390,532	329,781
Withdrawals	(17,188)	(34,542)
Conversion into income	(184,794)	-
Closing balance (Note 13a)	5,014,707	3,489,629

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	107

The main natures of processes are described as follows:

•
PIS e COFINS X Law No. 9,718/98 – R$ 7,315,511 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718, of November 27, 1998, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 1,057,623;

•
IRPJ and CSLL X Profit Earned Abroad – R$ 1,144,849. Aimed at rejecting the requirement set forth by Regulatory Instruction No. 213 of October 7, 2002, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 558,794;

•
CSLL X Equality – R$ 703,899 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law No. 9,249 of December 26, 1995, rejecting the provisions of paragraph 1 therein, which sets forth a differentiated rate (18%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 350,057;

•
CSL x Non Employers – R$ 433,675 – Assert the right of paying social contribution on net income (CSLL), since it does not fit into the employers concept (article 2 of Consolidation of Labor Laws - CLT), thus recognizing the illegality and unconstitutionality of Law No. 7,689/88, which unduly increased the CSLL calculation basis, considering any company as a debtor.  The escrow deposit balance totals R$ 358,263.

•
PIS X Constitutional Amendments Nos. 10/96 and 17/97 – R$ 338,788– Aimed at rejecting the levy of PIS, based on principles of anteriority over 90 days, and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97, and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 67,655;

•
INSS X Supplementary Law No. 84/96 and Additional rate of 2.5% – R$ 235,874 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 274,194;

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution No. 3,535 of January 31, 2008

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	108

NOTE 13 – BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	09/30/2009	09/30/2008
Deferred tax assets (Note 14b I)	27,426,886	9,443,515
Social contribution for offset (Note 14b I)	955,427	895,907
Taxes and contributions for offset	2,974,685	1,615,743
Escrow deposits in guarantee for provision for contingent liabilities (Note 12b)	6,842,794	3,840,487
Escrow deposits for legal liabilities – tax and social security (Note 12c)	5,014,707	3,489,629
Escrow deposits for foreign fund raising program	349,000	548,289
Receivables from reimbursement of contingent liabilities (Note 12b)	1,024,929	923,194
Receivables from sale of Credicard brand/ Visa Inc. and Visa Net shares	-	248,755
Sundry domestic debtors	768,652	387,116
Sundry foreign debtors	119,123	203,322
Recoverable payments	34,953	28,996
Salary advances	177,765	100,782
Amounts receivable from related companies	50,657	4,853
Operations without credit granting characteristics	498,110	142,335
Securities and credits receivable	805,534	158,481
(Allowance for other loan losses)	(307,424)	(16,146)
Other	142,508	112,006
Total	46,380,196	21,984,929

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 146,329 (R$ 60,885 at 09/30/2008) and Deferred Tax Assets of R$ 836,564 (R$ 383,696 at 09/30/2008) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	109

b)	Prepaid expenses

	09/30/2009	09/30/2008
Commissions	2,280,357	2,160,548
Related to vehicle financing	1,622,283	1,986,626
Related to insurance and pension plan	515,968	155,481
Other	142,106	18,441
Credit Guarantee Fund (*)	760,702	-
Advertising	384,314	45,180
Other	250,924	134,855
Total	3,676,297	2,340,583
(*)
Refers to the spontaneous payment, equivalent to the prepayment of installments of the contribution to Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	110

c)	Other sundry liabilities

	09/30/2009	09/30/2008
Provision for contingent liabilities (Note 12b)	8,412,735	4,401,962
Provision for sundry payments	1,947,971	1,096,301
Personnel provision	1,273,277	807,662
Sundry creditors - local	765,496	517,621
Sundry creditors - foreign	208,288	129,471
Liabilities for official agreements and rendering of payment services	447,230	293,746
Related to insurance operations	1,110,943	250,745
Liabilities for purchase of assets and rights	13,182	89,593
Creditors of funds to be released	316,156	215,171
Funds from consortia participants	144,613	53,336
Provision to cover actuarial deficit (Note 19c)	121,674	27,114
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	978,978	-
Provision for health insurance (2)	540,808	-
Expenses for lease interests (Note 4i)	122,889	-
Other	278,197	24,827
Total	16,682,437	7,907,549
(1)	Provision set up at 12/31/2008 in the amount of R$ 1,330,800 to cover expenditures on communication with customers, adequacy of systems and personnel.
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	111

d)	Banking service fees

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Asset management	1,629,437	1,450,992
Funds management fees	1,601,481	1,431,624
Consortia management fees	27,956	19,368
Current account services	335,799	184,131
Credit cards	4,233,125	1,895,941
Annual fees	644,831	526,336
Other services	3,588,294	1,369,606
Relationship with stores	3,292,224	1,052,753
Credit card processing	296,070	316,853
Sureties and credits granted	950,175	963,799
Loan operations	571,434	824,988
Guarantees provided	378,741	138,811
Receipt services	885,651	591,598
Collection fees	731,381	441,688
Collection services	154,270	149,911
Other	931,829	835,844
Brokerage	221,006	292,951
Custody services and management of portfolio	114,848	109,568
Economic and financial advisory	118,501	115,144
Foreign exchange services	50,045	47,976
Consultation to Serasa	20,610	4,402
Other services	406,820	265,803
Total	8,966,016	5,922,305

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	112

e)	Income from bank charges

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Loan operations/registration	760,911	808,771
Deposit account	117,986	46,629
Transfer of funds	84,726	53,373
Service package fees and other	1,066,348	664,898
Total	2,029,971	1,573,671

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	113

f)	Personnel expenses

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Compensation	(4,235,457)	(2,697,279)
Charges	(1,397,762)	(797,208)
Welfare benefits	(1,056,313)	(646,223)
Training	(79,427)	(80,985)
Subtotal	(6,768,959)	(4,221,695)
Severance pay	(9,115)	(88,624)
Labor claims (Note 12b)	(456,124)	(302,363)
Total	(7,234,198)	(4,612,682)

g)	Other administrative expenses

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Data processing and telecommunications	(1,851,804)	(1,299,627)
Depreciation and amortization	(990,457)	(434,981)
Facilities	(1,360,028)	(692,694)
Third-party services	(2,138,417)	(949,424)
Financial system services	(260,860)	(155,953)
Advertising, promotions and publications	(641,529)	(395,404)
Transportation	(280,324)	(204,339)
Materials	(211,438)	(168,247)
Security	(280,042)	(177,397)
Travel expenses	(87,280)	(66,355)
Legal	(27,561)	(24,334)
Other	(301,076)	(253,686)
Total	(8,430,816)	(4,822,441)

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	114

h)	Other operating revenues

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Reversal of operating provisions	128,836	198,866
Legal liabilities – tax and social security (Note 12c)	128,836	69,124
Other	-	129,742
Recovery of charges and expenses	223,940	120,889
Other	220,475	239,907
Total	573,251	559,662

i)	Other operating expenses

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Provision for contingencies (Note 12b)	(1,011,467)	(949,153)
Civil	(944,073)	(601,711)
Tax and social security	(62,262)	(326,741)
Other	(5,132)	(20,701)
Selling - credit cards	(1,083,781)	(412,401)
Claims	(413,516)	(204,233)
Joint venture (*)	(550,000)	-
Amortization of goodwill on investments (Notes 2a and 22l)	(556,576)	(29,013)
Refund of interbank costs (Note 22m)	(168,432)	(77,666)
Other	(710,163)	(259,710)
Total	(4,493,935)	(1,932,176)

(*) Amount paid on August 28, 2009 to Companhia Brasileira de Distribuição S.A., in order to exclude the obligation of exclusivity of ITAÚ UNIBANCO in the joint venture agreement related to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (Note 22l).

j)	Non-operating income

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Sale of investments (Note 22l)	345,218	291,587
MasterCard Inc.	-	82,964
Visa Inc. and Visa Net	345,218	144,287
BM&FBovespa	-	64,336
Other	44,453	22,891
Total	389,671	378,814

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	115

NOTE 14 – TAXES

a)	Composition of expenses for taxes and contributions

I - We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

	01/01 to	01/01 to
Due on operations for the period	09/30/2009	09/30/2008
Income before income tax and social contribution	14,876,906	8,132,477
Charges (Income Tax and Social Contribution) at the rates in effect (Note 4o)	(5,950,762)	(3,036,220)

Increase/decrease to Income Tax and Social Contribution charges arising from:
Permanent (additions) exclusions	(492,905)	834,036
Investments in affiliates	51,153	39,447
Foreign exchange variation on investments abroad	(1,906,153)	177,792
Interest on capital	1,118,381	486,691
Dividends, interest on external debt bonds and tax incentives	370,970	274,583
Amortization of goodwill on purchase of investments	(139,144)	-
Other	11,888	(144,477)
Temporary (additions) exclusions	500,651	1,588,190
Allowance for loan losses	(2,112,519)	(520,214)
Excess (insufficiency) of depreciation of leased assets	2,294,691	1,929,527
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	165,538	74,305
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow
deposits	(585,363)	(266,866)
Realization of goodwill on purchase of investment	982,394	346,064
Integration expenditures with ITAÚ UNIBANCO merger	141,536	-
Other	(385,626)	25,374

(Increase) Offset of tax losses/ social contribution loss carryforwards	(827,348)	(1,338,955)
Expenses for income tax and social contribution	(6,770,364)	(1,952,949)
Related to temporary differences
Increase (reversal) for the period	326,697	(112,101)
Prior periods increase (reversal)	281,342	664,907
Income (expenses) from deferred taxes	608,039	552,806
Total income tax and social contribution	(6,162,325)	(1,400,143)

II - Composition of tax expenses:

	01/01 to	01/01 to
	09/30/2009	09/30/2008
PIS and COFINS	(2,413,205)	(1,203,249)
ISS	(363,813)	(249,818)
Other	(259,899)	(179,024)
Total (Note 4o)	(3,036,917)	(1,632,091)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 14,623 (R$ 14,615 from 01/01 to 09/30/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	116

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	117

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
				Realization /
	09/30/2009	09/30/2008	12/31/2008	Reversal	Increase	09/30/2009	09/30/2008
Reflected in income and expense accounts			24,921,860	(6,348,802)	8,766,196	27,339,254	9,402,046
Related to income tax and social contribution loss carryforwards			3,146,964	(1,189,264)	1,701,057	3,658,757	1,765,764
Related to disbursed provisions			6,615,676	(2,627,857)	4,360,784	8,348,603	3,364,299
Allowance for loan losses			5,032,128	(2,002,045)	4,126,626	7,156,709	2,583,589
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			429,878	(429,878)	172,052	172,052	391,484
Allowance for real estate			89,719	(35,755)	19,585	73,549	30,979
Goodwill on purchase of investments			819,597	(101,590)	13,312	731,319	276,610
Other			244,354	(58,589)	29,209	214,974	81,637
Related to non-disbursed provisions (*)	45,482,066	13,126,007	15,159,220	(2,531,681)	2,704,355	15,331,894	4,271,983
Related to the operation	39,378,066	10,876,007	12,510,280	(2,100,749)	2,704,355	13,113,886	3,506,983
Legal liabilities – tax and social security	7,621,644	3,263,997	1,624,954	(16,343)	806,783	2,415,394	895,553
Provision for contingent liabilities	7,355,899	3,555,507	2,429,883	(391,090)	677,111	2,715,904	1,229,499
Civil	2,311,990	1,424,151	766,379	(321,465)	458,459	903,373	551,883
Labor	2,215,595	1,289,857	754,920	(18,439)	99,253	835,734	364,017
Tax and social security	2,562,528	841,499	834,325	(50,958)	87,893	871,260	313,599
Other	265,786	-	74,259	(228)	31,506	105,537	-
Adjustments of operations carried out in futures settlement market	55,800	-	32,411	(26,361)	9,296	15,346	-
Goodwill on purchase of investments	17,441,924	1,784,712	6,646,097	(823,790)	107,947	5,930,254	606,802
Provision for integration expenditures with ITAÚ UNIBANCO merger	978,978	-	452,472	(119,620)	-	332,852	-
Provision related to health insurance operations	540,808	-	212,254	-	4,069	216,323	-
Other non-deductible provisions	5,383,013	2,271,791	1,112,209	(723,545)	1,099,149	1,487,813	775,129
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	6,104,000	2,250,000	2,648,940	(430,932)	-	2,218,008	765,000

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	219,080	-	193,741	(106,109)	-	87,632	41,469

Total	45,701,146	13,126,007	25,115,601	(6,454,911)	8,766,196	27,426,886	9,443,515
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			1,295,804	(340,377)	-	955,427	895,907
(*) From a financial point of view, rather than recording the provision of R$ 45,482,066 (R$ 13,126,007 at 09/30/2008) and deferred tax assets of R$ 15,331,894 (R$ 4,271,983 at 09/30/2008), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 27,426,886 (R$ 9,443,515 at 09/30/2008) to R$ 12,094,992 (R$ 5,171,532 at 09/30/2008).

At ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 836,564 (R$ 386,696 at 09/30/2008) and are basically represented by tax losses and social contribution losses carryforwards of R$ 768,911 (R$ 342,355 at 09/30/2008), which is expected to be realizable in up to 1 year, and legal liabilities – tax and social security of R$ 64,714 (R$ 39,667 at 09/30/2008), which effective realization depends on the development of the lawsuit and its final and unappealable judgment.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	118

II- Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Realization/
	12/31/2008	reversal	Increase	09/30/2009	09/30/2008

Reflected in income and expense accounts	6,389,760	(157,268)	1,867,201	8,099,693	6,644,617
Depreciation in excess - leasing	5,604,351	-	1,567,972	7,172,323	5,489,112
Taxation of results abroad - Capital gains	20,142	-	11,088	31,230	24,672
Adjustments of operations carried out in futures settlement markets	56,552	(14,005)	47,241	89,788	313,344
Adjustments to market value of trading securities and derivative financial instruments	101,261	(33,957)	6,557	73,861	337,258
Restatement of escrow deposits and contingent liabilities	449,341	-	208,927	658,268	340,894
Income on sale of permanent asset items and rights	67,965	(67,965)	-	-	69,741
Other	90,148	(41,341)	25,416	74,223	69,596
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	18,618	(8,324)	244,207	254,501	33,885
Total	6,408,378	(165,592)	2,111,408	8,354,194	6,678,502

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	119

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2009, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
					Provision for
		Tax loss/ social			deferred income
	Temporary	contribution loss		Social contribution	tax and social	Net deferred
	differences	carryforwards	Total	for offset	contribution	taxes
2009	4,579,396	-	4,579,396	69,643	(403,901)	4,245,138
2010	4,519,640	669,017	5,188,657	301,902	(1,624,276)	3,866,283
2011	4,080,866	887,607	4,968,473	292,093	(1,887,659)	3,372,907
2012	3,425,948	618,175	4,044,123	195,582	(2,187,878)	2,051,827
2013	3,395,425	153,384	3,548,809	29,611	(1,504,555)	2,073,865
After 2013	3,766,854	1,330,574	5,097,428	66,596	(745,925)	4,418,099
Total	23,768,129	3,658,757	27,426,886	955,427	(8,354,194)	20,028,119
Present value (*)	21,003,210	3,107,522	24,110,732	857,518	(7,341,852)	17,626,398
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 2,372,365 is unrecorded (R$ 670,017 at 09/30/2008).

Unrecorded deferred tax assets amount to R$ 746,843 at September 30, 2008.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	120

c)	Tax and social security contributions

	09/30/2009	09/30/2008
Taxes and contributions on income payable	2,486,836	562,909
Taxes and contributions payable	850,584	362,828
Provision for deferred income tax and social contribution (Note 14b lI)	8,354,194	6,678,502
Legal liabilities – tax and social security (Note 12c)	11,764,770	6,484,242
Total	23,456,384	14,088,481

At ITAÚ UNIBANCO HOLDING the balance of Tax and Social Security Contributions totals R$ 336,766 (R$ 179,943 at 09/30/2008) and is basically comprised of Legal Liabilities of R$ 301,068 (R$ 177,153 at 09/30/2008) and Taxes and Contributions Payable of R$ 33,190 (R$ 697 at 09/30/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	121

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	09/30/2009	09/30/2008
Taxes paid or provided for	11,456,439	4,986,690
Taxes withheld and collected from third parties	5,694,710	3,582,435
Total	17,151,149	8,569,125

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	122

NOTE 15 – PERMANENT ASSETS

a) Investments

I - Changes of investments

							Adjustments to			Equity in earnings
				Corporate	Dividends and	Equity in	marketable			of subsidiaries
		Balances at	Amortization of	restructuring and	interest on capital	earnings of	securities of	Balances at	Balances at	from 01/01 to
Companies		12/31/2008	goodwill	Other	received (1)	subsidiaries	subsidiaries	09/30/2009	09/30/2008	06/30/2008
Domestic		57,366,472	(4,752)	788	(7,568,071)	5,015,599	650,295	55,460,331	32,678,026	5,000,352
Itaú Unibanco S.A.		39,496,914	(4,752)	(500,000)	(393,161)	3,257,098	564,898	42,420,997	13,289,821	1,688,463
Banco Itaucard S.A.	(2)	8,449,001	-	249,396	(6,274,910)	29,005	(48)	2,452,444	8,951,159	1,772,861
Banco Itaú BBA S.A.		4,265,628	-	251,392	(708,963)	1,210,357	54,819	5,073,233	4,944,402	670,319
Itauseg Participações S.A.		3,483,873	-	-	-	249,134	15,110	3,748,117	3,589,032	536,727
Itaú BBA Participações S.A.		1,253,036	-	-	(191,037)	322,696	15,514	1,400,209	1,443,739	194,065
Itaú Corretora de Valores S.A.	(2)	418,020	-	-	-	(52,691)	2	365,331	459,873	137,917
Foreign		2,315,336	(38,556)	-	-	(321,029)	20,037	1,975,788	1,987,530	265,857
Itaú Chile Holdings, Inc.		1,953,176	(33,931)	-	-	(295,169)	13,075	1,637,151	1,653,770	197,612
Banco Itaú Uruguay S.A.		232,579	(3,534)	-	-	(16,103)	6,962	219,904	225,087	38,486
Oca S.A.		91,480	(939)	-	-	(5,047)	-	85,494	76,075	22,085
Oca Casa Financiera S.A.		35,477	(136)	-	-	(4,460)	-	30,881	30,036	7,296
Aco Ltda.		2,624	(16)	-	-	(250)	-	2,358	2,547	430
Itaú Uruguay Directo S.A.	(3)	-	-	-	-	-	-	-	15	(52)
GRAND TOTAL		59,681,808	(43,308)	788	(7,568,071)	4,694,570	670,332	57,436,119	34,665,556	5,266,209
(1)	Income receivable includes interest on capital receivable;
(2)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(3)	Company dissolved on 11/28/2008.

		Stockholders'	Net income (loss)	Number of shares owned by ITAÚ UNIBANCO HOLDING			Equity share in voting capital	Equity share in capital
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	42,289,726	3,184,941	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaucard S.A.	15,872,334	18,571,844	33,796	3,592,433,657	1,277,933,118	-	1.48	2.00
Banco Itaú BBA S.A.	4,224,086	6,142,905	1,523,885	3,041,099	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	2,000,000	4,115,879	273,751	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	645,901	1,400,210	330,074	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	516,841	954,260	1,021	-	811,503	-	-	3.58
Foreign
Itaú Chile Holdings, Inc.	319,095	1,309,149	87,600	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	135,901	185,743	(5,835)	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,452	76,415	6,789	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,070	29,562	298	646	-	-	100.00	100.00
Aco Ltda.	11	2,158	11	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	123

II - Composition of investments

	09/30/2009	09/30/2008
Investment in affiliates	1,364,672	1,168,343
Domestic	438,079	271,704
Allianz Seguros S.A. (current corporate name of AGF Brasil Seguros S.A.	151,325	137,775
Serasa S.A.	257,885	100,431
Other	28,869	33,498
Foreign	926,593	896,639
BPI	926,593	888,370
Other	-	8,269
Other investments	1,091,652	347,039
Investments through tax incentives	161,030	108,321
Equity securities	8,099	6,894
Shares and quotas	145,526	101,002
Interest in Instituto de Resseguros do Brasil - IRB	227,170	11,130
Other	549,826	119,692
(Allowance for loan losses)	(172,650)	(99,594)
Total	2,283,674	1,415,788

III - Equity in earnings of affiliates

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Investment in affiliates - Domestic	69,678	33,930
Investment in affiliates - Abroad	58,204	44,442
Equity in earnings of subsidiaries, not arising from net income	19,189	(16,209)
Total	147,071	62,163

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	124

b) Fixed and intangible assets

	NET	CHANGES				09/30/2009			09/30/2008
	BALANCE			DEPRECIATION/			ACCUMULATED
	AT			AMORTIZATION			DEPRECIATION/	MARKET	MARKET
	12/31/2008	ACQUISITIONS	DISPOSALS	EXPENSES (5)	OTHER (2)	COST	AMORTIZATION	VALUE	VALUE
FIXED ASSETS	4,025,178	871,487	(66,148)	(858,227)	100,124	10,908,876	(6,836,462)	4,072,414	2,436,990
REAL ESTATE IN USE (1)	2,443,025	137,792	(23,696)	(283,255)	14,785	4,373,680	(2,085,029)	2,288,651	1,559,333
Land	827,642	3,604	(4,574)	-	(4,723)	821,949	-	821,949	639,740
Buildings	689,322	40,035	(606)	(51,937)	(16,492)	1,970,520	(1,310,198)	660,322	541,825
Improvements	926,061	94,153	(18,516)	(231,318)	36,000	1,581,211	(774,831)	806,380	377,768
OTHER FIXED ASSETS	1,582,153	733,695	(42,452)	(574,972)	85,339	6,535,196	(4,751,433)	1,783,763	877,657
Installations	167,233	70,019	(2,569)	(18,019)	(15,995)	474,613	(273,944)	200,669	111,094
Furniture and equipment	358,418	186,906	(9,096)	(94,978)	(55,107)	914,052	(527,909)	386,143	96,487
EDP systems	843,780	415,676	(14,892)	(421,376)	156,106	4,562,792	(3,583,498)	979,294	562,373
Other (communication, security and transportation)	212,722	61,094	(15,895)	(40,599)	335	583,739	(366,082)	217,657	107,703
INTANGIBLE ASSETS	4,132,966	340,861	(24,740)	(781,916)	(79,640)	4,879,702	(1,292,171)	3,587,531	2,816,284
RIGHTS FOR ACQUISITION OF PAYROLLS (3)	2,314,427	104,800	-	(562,422)	-	2,588,114	(731,309)	1,856,805	1,971,841

OTHER INTANGIBLE ASSETS	1,818,539	236,061	(24,740)	(219,494)	(79,640)	2,291,588	(560,862)	1,730,726	844,443

Association for the promotion and offer of financial products and services (4)	1,140,329	107,465	(24,740)	(87,264)	-	1,145,824	(10,034)	1,135,790	420,097
Expenditures on acquisitions of software	380,556	128,312	-	(111,925)	(5,643)	883,712	(492,412)	391,300	175,775
Right to management of investment funds	295,269	22	-	(20,009)	(73,656)	253,090	(51,464)	201,626	246,239
Other intangible assets	2,385	262	-	(296)	(341)	8,962	(6,952)	2,010	2,332
GRAND TOTAL	8,158,144	1,212,348	(90,888)	(1,640,143)	20,484	15,788,578	(8,128,633)	7,659,945	5,253,274
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b).
(2)	In Other, R$ 142,079 is included from the full consolidation of Redecard S.A. (Note 2a);
(3)
Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits. The balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo.

(4)
Partnerships for the promotion and offer of financial products and services basically refers to the agreement entered into with the company LPS Brasil - Consultoria de Imóveis S.A.(LOPES) and the commercial agreement entered into with Loja Marisa S.A. in 2008;

(5)	Amortization expenses of the acquisition of rights to credit payrolls and partnerships are disclosed in the expenses on financial operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	125

NOTE 16 - STOCKHOLDERS' EQUITY

a)	Shares

The A/ESM held on April 24, 2009 resolved on the bônus of 10% in shares. The bonus shares started to be traded from August 28, 2009, date of approval of the related process by the Central Bank of Brazil. As a result, capital stock was increased by 415,539,656 shares.

Capital started to comprise 4.570.936.219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 17,000,000 at 09/30/2008), of which R$ 36,147,186 (R$ 12,712,421 at 09/30/2008) refers to stockholders domiciled in the country and R$ 8,852,814 (R$ 4,287,579 at 09/30/2008) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period.

	NUMBER
	Common	Preferred	Total	Total
Shares of capital stock at 12/31/2008	2,081,169,523	2,074,227,040	4,155,396,563
Share bonus – ASM/ESM of 04/24/2009 – Carried out on 08/28/2009	208,116,952	207,422,704	415,539,656

Shares of capital stock at 9/30/2009	2,289,286,475	2,281,649,744	4,570,936,219

Treasury shares at 12/31/2008 (1)	-	58,763,000	58,763,000	(1,525,695)
Purchases of shares	2,002	-	2,002	(21)
Disposals – stock option plan	-	(16,093,569)	(16,093,569)	412,204
Share bonus – A/ESM of 04/24/2009 – Carried out on 08/28/2009	200	4,505,995	4,506,195	-

Treasury shares at 09/30/2009 (1)	2,202	47,175,426	47,177,628	(1,113,512)
Outstanding shares at 09/30/2009	2,289,284,273	2,234,474,318	4,523,758,591
Outstanding shares at 09/30/2008 (2)	1,708,760,440	1,553,552,396	3,262,312,836
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares in the period of 09/30/2008, were adjusted by the bonus carried out on 08/28/2009.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 09/30/2009:

Cost/Market value	Common	Preferred
Minimum	9.65	-
Weighted average	9.65	-
Maximum	9.65	-
Treasury shares
Average cost	9.65	23.60
Market value	28.65	35.70

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	126

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I – Calculation

Net income	5,471,623
Adjustments:
(-) Legal reserve	(273,581)
Dividend calculation basis	5,198,042
Mandatory minimum dividends	1,299,510
Dividends paid/ provided for	2,303,167	44.3%

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	1,215,838	(123,309)	1,092,529
Dividends - 8 monthly installments of R$ 0.012 per share paid from February to September 2009	393,776	-	393,776
Interest on capital - R$ 0.20 per share, paid on August 31, 2009	822,062	(123,309)	698,753

Provided for (*)	1,414,706	(204,068)	1,210,638
Dividends - 1 monthly installment of R$ 0.012 per share paid on October 1, 2009	54,255	-	54,255
Interest on capital - R$ 0.300 per share	1,360,451	(204,068)	1,156,383

Total from 01/01 to 09/30/2009 - R$ 0.5336 net per share	2,630,544	(327,377)	2,303,167
Total from 01/01 to 09/30/2008 - R$ 0.5562 net per share	1,964,699	(185,158)	1,779,541
 (*) Recorded in Other Liabilities – Social and Statutory.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	127

c)	Capital and revenue reserves

	09/30/2009	09/30/2008
CAPITAL RESERVES	631,512	538,712
Premium on subscription of shares	283,512	537,608
Granted options recognized - Law No. 11,638	346,895	-
Reserves from tax incentives and restatement of equity securities and other	1,105	1,104
REVENUE RESERVES	17,891,462	17,979,250
Legal	2,628,151	1,619,233
Statutory:	13,263,311	16,360,017
Dividends equalization (1)	4,607,446	5,812,707
Working capital increase (2)	3,447,900	4,537,295
Increase in capital of investees (3)	5,207,965	6,010,015
Unrealized profits (4)	2,000,000	-
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of Net Income and Stockholders’ Equity (Note 2b)

	Net income		Stockholders' equity
	01/01 to	01/01 to
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
ITAÚ UNIBANCO HOLDING	5,471,623	5,510,368	62,656,290	33,932,804
Amortization of goodwill for the period	(506,483)	(22,482)	(506,483)	(22,482)
Amortization of goodwill for prior periods	1,888,600	443,841	(13,285,848)	(2,316,887)
Unrealized income (loss)	80	80	(2,365)	(2,472)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	6,853,820	5,931,807	48,861,594	31,590,963

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	128

e)	Stock option plan

Before the merger, Itaú and Unibanco had stock-option plans. On April 24, 2009, Itaú’s plan was restructured, and a new program was launched for Itaú Unibanco, also called “Stock Option Plan”. From then on, a stock option will be granted in the prior programs.

I -	Stock Option Plan – New ITAÚ UNIBANCO HOLDING Plan

This program aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to executive officers and Board of Directors members (“Officers”) of ITAÚ UNIBANCO HOLDING and, in exceptional circumstances, to the management of controlled companies or outstanding employees of ITAÚ UNIBANCO HOLDING or the aforementioned companies, and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date. Alternatively, at the Committee’s discretion and by using the performance and leadership evaluation tools, for those executive officers who have potential for outstanding performance,  the Committee may offer options which exercise price is to be paid through the performance of positive covenants, supported by the beneficiary’s obligation to invest, in ITAÚ UNIBANCO HOLDING’s shares, the amount of 20% of the net interest in profits and results received in relation to prior year, and keep the ownership of these shares unchanged and without any type of liens from the date shares were granted until its exercise.

This plan has not had any option granted so far.

II-	Stock Option Plan – Itaú Plan

Itau’s original plan, also called “Stock Option Plan”, has characteristics similar to the current plan.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised were exercised by the end of the vesting period, would be 0.27% for 2009, 0.24% for 2010, 0.23% for 2011, 0.25% for 2012 and 0.38% for 2013.

The options had the change below, up to September 30, 2009, taking into account the share bonus effects occurred in each period:

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	129

II.I - Total Granted Options

				Exercise
		Vesting		Price
Granting		period until	Exercise	restated	Options
Nº	Date	until	period until	(R $1)	Granted	Exercised	Cancelled	Not exercised
Closed series					102,046,284	99,645,479	2,400,805	-
8th	03/04/2002	12/31/2006	12/31/2009	11.19	14,689,125	13,547,050	697,125	444,950
8th	05/02/2005	12/31/2006	12/31/2009	11.19	7,727	-	-	7,727
9th	03/10/2003	12/31/2007	12/31/2010	7.58	14,682,250	13,046,000	638,000	998,250
9th	05/02/2005	12/31/2007	12/31/2010	7.58	6,187	-	-	6,187
10th	02/16/2004	12/31/2008	12/31/2011	11.46	13,879,111	10,208,744	784,575	2,885,792
11th	02/21/2005	12/31/2009	12/31/2012	16.12	11,044,550	3,013,450	390,775	7,640,325
11th	08/01/2005	12/31/2009	12/31/2012	16.12	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	16.12	11,357	-	-	11,357
12th	02/21/2006	12/31/2010	12/31/2013	23.99	11,889,625	1,437,491	247,500	10,204,634
12th	08/06/2007	12/31/2010	12/31/2013	23.99	15,867	-	-	15,867
13th	02/14/2007	12/31/2011	12/31/2014	30.54	10,774,775	314,600	58,850	10,401,325
13th	08/06/2007	12/31/2011	12/31/2014	30.54	30,649	-	-	30,649
14th	02/11/2008	12/31/2012	12/31/2015	35.21	11,637,285	-	18,700	11,618,585
14th	05/05/2008	12/31/2012	12/31/2015	35.21	20,625	-	-	20,625
15th	03/03/2009	12/31/2013	12/31/2016	23.03	17,008,970	149,820	29,370	16,829,780
16th	08/10/2009	12/31/2010	12/31/2014	30.00	874,167	-	-	874,167
17th	09/23/2009	9/23/2012	12/31/2014	31.64	29,551	-	-	29,551
				Total	208,675,605	141,362,634	5,265,700	62,047,271

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	130

II.II - Change in stock options

	Number	Price (*)
Balance at 12/31/2008	58,888,291	25.34
Options
.. Granted	17,912,688
.. Cancelled	(29,370)
.. Exercised	(14,724,338)
Balance at 09/30/2009	62,047,271	25.11
(*) Weighted average exercise price.

II.III - Exercised options in the period (R$ 1)

	Number of	Exercise price
Granting	shares	(*)	Market value (*)
8th	1,660,725	11.36	24.70
9th	3,240,188	7.65	27.14
10th	6,758,814	11.57	27.90
11th	1,326,050	16.25	29.89
12th	1,286,241	24.11	31.90
13th	302,500	30.54	35.70
14th	149,820	23.17	31.63
Total	14,724,338	12.48	27.44
 (*) Weighted average value.

III – Stock Option Plan – Unibanco Plan

This plan, derived from Unibanco, aimed at aligning the commitment of officers with long-term results and reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). At the Extraordinary Stockholders’ Meeting held in March 2007, stockholders approved the change to the Stock Option Plan Rules – Performance, in order to establish the Program for Partners, according to which the executives selected to participate in such program can invest a percentage of their bonus in the acquisition of Units (“Own Shares”), which shall be held by them for a term from 3 to 5 years and are subject to market fluctuation. Depending on the percentage of the bonus invested for acquisition of Own Shares, a certain number of Unit options was received (“Bonus Options”). The exercise periods of these Bonus Options were from 3 to 5 years. The annual granting of Simple and Bonus Options are limited to 1% of authorized capital, and the total of options granted and not exercised was limited to 10% of this capital.

The fair value of these programs is calculated through the Binomial method for Simple Options and the Black Scholes method for the Plan for Partners.

In the calculation of the program costs the following is considered: number of active executives, number of granted options, number of active options, number of exercised options, expected future option exercise, period between the granting date and vesting period, and projected turnover.

The Extraordinary Stockholders’ meeting of ITAÚ UNIBANCO HOLDING held in April 2009 approved the assumption by ITAÚ UNIBANCO HOLDING the rights and obligations set forth in the agreements in force signed with the beneficiaries of the Stock Option Plans – Performance, including the responsibility for the grants carried out under this plan.

After this assumption, the beneficiaries of this plan started to be entitled to acquire shares issued by ITAÚ UNIBANCO HOLDING, by using the same exchange ratio used for the merger (purchase option of 1.7391 UBBR11 = purchase option of 1 ITUB4).

The options had the change below up to September 30, 2009, taking into account the share bonus effects occurred in each period:

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	131

III.I - Total Granted Options – Simple Options

				Exercise price per
Granting		Vesting	Exercise period	each ITUB4 (R$)	Options (ITUB4) (*)
Nº	Date	period until	until	adjusted (IPCA) (*)	Granted	Exercised	Cancelled	Not exercised
Closed series					12,685,662	8,177,778	4,507,884	-
16th	09/02/2003	09/02/2008	02/25/2010	7.77	3,937,960	2,554,643	1,311,794	71,523
24th	07/19/2004	07/19/2009	07/18/2010	12.16	594,559	565,043	-	29,516
25th	08/04/2004	01/13/2009	05/05/2010	7.07	379,506	-	-	379,506
27th	02/01/2005	02/01/2010	01/31/2011	15.31	5,338,354	2,687,495	1,028,869	1,621,990
29th	09/19/2005	09/19/2010	09/18/2011	19.42	75,900	-	-	75,900
30th	07/04/2006	07/04/2011	07/03/2012	25.62	158,127	-	-	158,127
33rd	08/30/2006	08/30/2011	08/29/2012	28.37	63,251	-	-	63,251
34th	03/21/2007	03/21/2012	03/20/2013	32.32	227,703	-	-	227,703
35th	03/22/2007	03/22/2012	03/21/2013	32.29	88,550	-	-	88,550
36th	05/14/2008	05/14/2013	05/13/2014	40.17	75,901	-	-	75,901
TOTAL					23,625,473	13,984,959	6,848,547	2,791,967
(*) Reflects the impact f the change of Unit by ITUB4 and share bonus.

III.II - Change in stock options – Simple Options

	Number	Price (*)
Balance at 12/31/2008	9,154,693	9.41
Options
Impact of exchange of UNIT for ITUB4	(3,890,702)
Exercised	(2,459,373)
Cancelled	(12,650)
Balance at 09/30/2009	2,791,967	17.55
(*) Weighted average exercise price.

III.III – Exercised options in the period (R$1) – Simple Options

	Number of	Exercise price
Granting	shares	(*)
11th	130,717	7.00
13th	158,590	6.65
16th	188,122	7.77
18th	25,300	9.09
19th	50,600	7.77
21st	2,580	11.10
22nd	168,668	10.99
23rd	42,166	11.09
24th	366,853	12.06
27th	1,325,777	15.15
TOTAL	2,459,373	12.57
(*) Weighted average value.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	132

III.IV – Bonus Options

Granting	Exercise	Options (ITUB4)
Date	period until	Granted	Exercised	Cancelled	Not exercised
Closed series		8,160		8,160	-
09/03/2007	09/03/2012	767,755	43,640	39,134	684,981
02/29/2008	09/03/2012	66,948	-	-	66,948
03/03/2008	03/03/2013	932,078	45,434	40,242	846,402
09/03/2008	09/03/2013	1,105,429	57,495	36,311	1,011,623
03/06/2009	03/06/2014	1,697,536	133,581	14,864	1,549,091
06/19/2009	03/06/2014	158,891	-	-	158,891
TOTAL		4,736,797	280,150	138,711	4,317,936

III.V - Change in stock options – Bonus Options

Number
Balance at 12/31/2008	4,902,284
Options:
Impact of exchange of UNIT for ITUB4	(2,083,547)
Exercised	(280,150)
Granted	1,856,427
Cancelled	(77,077)
Balance at 09/30/2009	4,317,936

III.VI – Exercised options in the period (R$1) – Bonus Options

	Number of
Granting	shares	Market value (*)
1st	43,640	28.22
4th	45,434	28.22
5th	57,495	28.22
6th	133,581	28.22
TOTAL	280,150	28.22
(*) Weighted average value.

IV - Effect of the option exercise - Itaú and Unibanco

Amount received for the sale of shares – exercised options	218,010
(-) Cost of treasury shares sold	(412,204)
(+) Write-off of cost recognized of exercised options	133,764
Effect on sale (*)	(60,430)
(*) Recorded in revenue reserves.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	133

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 560, of December 11, 2008, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Manoel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Classe “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS (LIABILITIES)		REVENUE/(EXPENSES)		ASSETS (LIABILITIES)		REVENUE/(EXPENSES)
			01/01 to	01/01 to			01/01 to	01/01 to
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Interbank investments	6,731,450	475,797	332,318	23,527	-	-	-	-
Itaú Unibanco S.A.	6,731,450	475,797	332,318	23,527	-	-	-	-
Securities and derivative financial instruments	(881)	(1,515)	575	10,155	639	567	-	-

Itaú Unibanco S.A.	(881)	(1,515)	575	10,155	-	-	-	-
Duratex S.A.	-	-	-	-	-	567	-	-
Itautec S.A.	-	-	-	-	639	-	-	-
Deposits	-	-	-	-	(122,900)	(61,526)	(5,015)	(325)
Duratex S.A.	-	-	-	-	(22,084)	(15,720)	-	(184)
Itautec S.A.	-	-	-	-	-	(579)	-	(141)
Elekeiroz S.A.	-	-	-	-	(11,785)	(653)	(1,561)	-
ITH Zux Cayman Company Ltd.	-	-	-	-	(41,422)	(44,574)	-	-
Itaúsa Empreendimentos S.A.	-	-	-	-	(47,609)	-	(3,454)	-
Repurchase agreements	(880,795)	(334,891)	(51,227)	(23,464)	(64,719)	(10,553)	(13,132)	(4,227)
Itaú Unibanco S.A.	(880,795)	(334,891)	(51,227)	(23,464)	-	-	-	-
Intrag-Part Administração e Participações Ltda.	-	-	-	-	(23,977)	-	(1,734)	(1,416)
Duratex S.A.	-	-	-	-	(30,586)	-	(1,951)	(293)
Itaú Gestão de Ativos S.A.	-	-	-	-	-	(5,004)	-	(420)
Elekeiroz S.A.	-	-	-	-	(9,015)	(5,549)	(7,554)	(2,062)
Itautec S.A.	-	-	-	-	-	-	(1,893)	-
Seg-Part S.A.	-	-	-	-	(1,141)	-	-	(36)
Amounts receivable from/payable to related parties	1,155	-	(3,573)	-	(78,580)	-	(108,987)	-
Itaú Corretora de Valores S. A.	(415)	-	(3,573)	-	-	-	-	-
Itaúsa Investimentos S.A.	-	-	-	-	(78,580)	-	(108,987)	-
Itaú Unibanco S.A.	1,570	-	-	-	-	-	-	-
Banking service fees	-	-	-	-	-	-	8,514	5,480
Fundação Itaubanco	-	-	-	-	-	-	6,725	4,189
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	1,789	1,291
Rent expenses	-	-	-	-	-	-	(23,237)	(21,673)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(4,901)	(4,515)
Fundação Itaubanco	-	-	-	-	-	-	(18,336)	(17,158)
Donation expenses	-	-	-	-	-	-	(40,417)	(31,040)
Instituto Itaú Cultural	-	-	-	-	-	-	(30,360)	(31,040)
Instituto Unibanco de Cinema	-	-	-	-	-	-	(9,632)	-
Associação Clube "A"	-	-	-	-	-	-	(425)	-
Data processing expenses	-	-	-	-	-	-	(193,335)	(168,872)
Itautec S.A.	-	-	-	-	-	-	(193,335)	(168,872)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco group, paid, from January 1 to September 30, 2009, the amount of R$ 7,197 (R$ 5,798 from January 1 to September 30, 2008) in view of the use of the common structure.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	134

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING officers are as follows:

	09/30/2009	09/30/2008
Compensation	215,549	175,158
Board of directors	10,700	5,675
Officers	204,849	169,483
Profit sharing	181,869	159,384
Board of directors	3,096	1,705
Officers	178,773	157,679
Contributions to pension plans	21,048	14,705
Board of directors	945	799
Officers	20,103	13,906
Stock based compensation - Officers	85,140	-
Total	503,606	349,247

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16e, 19a and 19b, respectively.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	135

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders' equity
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Interbank deposits	16,596,680	11,404,198	16,663,406	11,404,532	66,726	334	66,726	334
Securities and derivative financial instruments	122,576,312	81,606,829	122,979,678	81,779,979	1,133,453	85,119	403,366	173,150
Adjustment of available-for-sale securities					713,483	(108,200)	-	-
Adjustment to held-to-maturity securities					419,970	193,319	403,366	173,150
Loan, lease and other credit operations	213,031,059	142,225,850	213,428,817	141,685,376	397,758	(540,474)	397,758	(540,474)
Investments
BM&FBovespa	74,572	74,529	783,872	509,175	709,300	434,646	709,300	434,646
BPI	926,593	888,370	1,065,638	988,061	139,045	99,691	139,045	99,691
Parent company					139,045	58,777	139,045	58,777
Minority stockholders (1)					-	40,914	-	40,914
Redecard S.A.	1,388,745	192,153	9,169,225	3,886,288	7,780,480	3,694,135	7,780,480	3,694,135
Serasa S.A.	257,885	100,431	650,798	324,917	392,913	224,486	392,913	224,486
Parent company	170,604	100,431	563,517	324,917	392,913	224,486	392,913	224,486
Minority stockholders (1)	87,281	-	87,281	-	-	-	-	-
Visa Inc.	-	12	-	87,558	-	87,546	-	87,546
Fundings and borrowings (2)	151,885,256	87,575,215	151,974,846	87,626,809	(89,590)	(51,594)	(89,590)	(51,594)
Securitization of foreign payment orders	-	1,453,317	-	1,447,895	-	5,422	-	5,422
Subordinated debt (Note 10g)	23,471,568	13,260,084	23,584,436	13,307,980	(112,868)	(47,896)	(112,868)	(47,896)
Treasury shares	1,113,512	1,509,206	1,684,226	1,839,659	-	-	570,714	330,453
Total unrealized					10,417,217	3,991,415	10,257,844	4,409,899
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.
(3) It does not consider the corresponding tax effects.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	136

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on October 1, 2009 for floating-rate securities.

•
Securities and derivative financial instruments, according to the rules established by Circulars Nos. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedge s as well (swap contracts).

•	Investments - in BPI, Redecard S.A., BM&F Bovespa S.A., and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

•
Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at futures market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on October 1, 2009. The effects of hedge s (swap contracts) are also taken into account.

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	137

NOTE 19 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits:

ITAÚ UNIBANCO HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit Plan
Supplementary retirement plan - PAC (1)
Franprev benefit plan - PBF (1)
Fundação Itaubanco	002 Benefit Plan – PB002 (1)
Itaulam Basic Plan – PBI (1)
Itaulam Supplementary Plan - PSI (2)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Citiprevi - Entidade Fechada de Previdência Complementar	Credicard Retirement Plan (1)
(Orbitall/Credicard Itaú/Redecard)	Credicard Supplementary Retirement Plan (2)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
Unibanco pension plan (3)

UBB-PREV - Previdência Complementar	Basic Plan (1)
IJMS plan (1)

Fundação Banorte Manoel Baptista da Silva de Seguridade	Benefit Plan I (1)
Social	Benefit Plan II (1)
(1) Defined benefit plan.
(2) Variable contribution plan.
(3) Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, UBB Prev and Banorte, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions made totaled R$ 35,247 (R$ 29,006 from January 1 to September 30, 2008). The contribution rate increases based on the beneficiary’s age.

b)	Post-employment benefits

ITAÚ UNIBANCO HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 4,323 (R$ 4,508 from January 1 to September 30, 2008). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plan:

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371, dated December 13, 2000, are summarized below:

	09/30/2009	09/30/2008
Net assets of the plans	13,829,203	13,101,809
Actuarial liabilities	(12,011,119)	(9,982,207)
Surplus (*)	1,818,084	3,119,602
(*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 121,674 (R$ 27,114 at September 30, 2008) (Note 13c) to cover possible actuarial liabilities.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	138

d)	Changes in net assets, actuarial liabilities, and surplus

	01/01 to 09/30/2009			01/01 to 09/30/2008
		Actuarial			Actuarial
	Assets	liabilities	Surplus	Assets	liabilities	Surplus
Present value – beginning of the period	12,775,978	(11,223,791)	1,552,187	12,583,353	(9,440,841)	3,142,512
Adjustments in the period (1)	-	(127,661)	(127,661)	-	-	-
Expected return on assets/ Cost
of current service + interest	1,157,681	(1,063,789)	93,892	1,152,288	(873,330)	278,958
Benefits paid	(404,122)	404,122	-	(331,964)	331,964	-
Contributions of sponsors/participants	79,690	-	79,690	43,463	-	43,463
Gains/(losses) in the period (2)	219,976	-	219,976	(345,331)	-	(345,331)
Present value – end of the period	13,829,203	(12,011,119)	1,818,084	13,101,809	(9,982,207)	3,119,602
(1) Effect corresponding to the reclassification of the option of former employees.
(2) Gains/(losses) in assets correspond to the actual earnings obtained above (below) the expected return rate of assets.

e)	Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)
(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in an average of 1.2% p.a. based on 2003/2004 experience.
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	139

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

			Banco Itaú Argentina		Itaú Europa Consolidated		Consolidated Cayman
	Foreign branches (1)		S.A. (2)		(3)		(4)		Consolidated Chile (5)
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Assets
Current and long-term receivables
Cash and cash equivalents	1,022,460	532,546	89,255	100,185	2,051,800	316,200	2,312,314	90,808	358,275	383,219
Interbank investments	12,651,128	9,334,233	158,305	198,198	2,208,346	3,759,470	3,526,683	2,569,697	3,864	311,370
Securities	18,492,493	11,117,288	216,108	59,088	1,611,047	2,079,676	3,975,853	3,289,283	1,796,581	1,294,609
Loan, lease and other credit operations	8,937,956	9,841,173	1,088,284	1,499,088	5,288,203	5,601,805	261,987	259,977	6,714,789	7,324,585
Foreign exchange portfolio	3,371,710	3,886,028	26,011	146,807	26,981,702	85,947	550,709	237,669	116,715	228,051
Other assets	1,325,285	766,360	361,768	360,252	321,813	263,693	793,664	761,259	231,043	264,018

Permanent assets
Investments	-	-	5,069	13,137	477,908	458,307	39,107	42,316	955	764
BPI	-	-	-	-	462,992	453,069	-	-	-	-
Other investments	-	-	5,069	13,137	14,916	5,238	39,107	42,316	955	764
Fixed and intangible assets	28,002	21,111	62,922	49,733	214,035	252,987	171	-	149,356	136,630
Total	45,829,034	35,498,739	2,007,722	2,426,488	39,154,854	12,818,085	11,460,488	7,251,009	9,371,578	9,943,246

Liabilities
Current and long-term liabilities
Deposits	17,256,615	7,740,023	1,522,997	1,830,126	6,979,171	7,004,541	1,860,590	2,707,680	6,134,721	6,174,974
Demand deposits	3,254,429	1,499,039	401,045	455,539	2,664,051	1,426,793	1,271,611	561,344	1,088,116	976,066
Savings deposits	-	-	364,484	354,657	-	-	-	-	-	-
Interbank deposits	1,226,482	2,125	5,323	28,703	1,251,907	1,722,868	338,395	1,185,710	12	17
Time deposits	12,775,704	6,238,859	752,145	991,227	3,063,213	3,854,880	250,584	960,626	5,046,593	5,198,891
Deposits received under securities repurchase agreements	2,273,013	722,641	94,068	28,339	-	170,523	840,239	693,151	257,047	262,804
Funds from acceptance and issuance of securities	1,928,813	1,552,077	-	-	2,026,701	2,473,601	2,346,329	656,911	365,759	488,161
Borrowing	8,826,996	10,062,390	12,011	103,428	916,341	1,223,725	23,821	-	748,898	1,083,607
Derivative financial instruments	958,617	1,147,257	663	6,450	251,460	123,436	788,055	672,718	112,065	202,801
Foreign exchange portfolio	3,380,787	3,890,424	26,019	145,660	27,051,215	85,656	552,299	237,985	124,900	281,303
Other liabilities	2,290,505	2,930,728	178,651	101,701	182,208	552,715	982,417	1,055,468	318,552	168,546
Deferred income	2,023	3,793	-	-	13,136	11,393	386	555	380	426
Minority interests in subsidiaries	-	-	-	-	95	156	-	-	108	98
Stockholders' equity
Capital and reserves	8,136,814	7,125,541	171,826	195,897	1,727,474	1,064,648	4,042,269	1,284,579	1,221,548	1,179,973
Net income	774,851	323,865	1,487	14,887	7,053	107,691	24,083	(58,038)	87,600	100,553
Total	45,829,034	35,498,739	2,007,722	2,426,488	39,154,854	12,818,085	11,460,488	7,251,009	9,371,578	9,943,246
Statement of Income
Income from financial operations	1,911,848	972,061	205,914	217,237	550,892	435,025	192,564	90,971	460,498	690,789
Expenses on financial operations	(945,020)	(616,354)	(61,094)	(94,779)	(473,214)	(300,856)	(177,224)	(106,769)	(139,970)	(385,459)
Result of allowance for loan losses	(151,891)	(9,697)	(21,413)	(2,528)	(6,388)	(24,016)	-	5	(117,670)	(70,318)
Gross income from financial operations	814,937	346,010	123,407	119,930	71,290	110,153	15,340	(15,793)	202,858	235,012
Other operating revenues/expenses	(10,445)	(18,065)	(112,670)	(103,904)	(42,172)	(32,818)	20,598	(26,981)	(94,523)	(127,346)
Operating income	804,492	327,945	10,737	16,026	29,118	77,335	35,938	(42,774)	108,335	107,666
Non-operating income	3,136	(1,059)	820	3,035	12	-	(413)	-	(1,019)	5,050
Income before taxes on income and profit sharing	807,628	326,886	11,557	19,061	29,130	77,335	35,525	(42,774)	107,316	112,716
Income tax	(32,777)	(3,021)	(10,070)	(1,535)	(16,530)	36,429	(357)	(1,374)	(19,706)	(12,146)
Statutory participation in income	-	-	-	(2,639)	(5,548)	(6,068)	(11,085)	(13,890)	-	-
Minority interests in subsidiaries	-	-	-	-	1	(5)	-	-	(10)	(17)
Net income (loss)	774,851	323,865	1,487	14,887	7,053	107,691	24,083	(58,038)	87,600	100,553

	Consolidated Uruguay			Other foreign
	(6)		Paraguay (7)	companies (8)		Foreign consolidated (9)
	09/30/2009	09/30/2008	09/30/2009	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Assets
Current and long-term receivables
Cash and cash equivalents	456,094	829,273	128,942	197,057	119,869	4,873,173	1,897,091
Interbank investments	376,575	296,474	224,696	106,115	188,616	14,689,628	13,133,156
Securities	447,348	106,934	285,412	182,831	35,367	24,487,254	16,611,655
Loan, lease and other credit operations	1,056,557	1,296,458	766,649	-	390,390	23,995,861	25,688,045
Foreign exchange portfolio	23,831	43,950	18,848	388,693	522	30,242,912	4,477,641
Other assets	586,711	73,251	313,424	95,916	44,602	3,908,428	2,526,139

Permanent assets
Investments	326	341	508	493,463	471,343	935,940	902,986
BPI	-	-	-	444,835	435,301	907,827	888,370
Other investments	326	341	508	48,628	36,042	28,113	14,616
Fixed and intangible assets	22,958	26,291	15,011	5,136	4,236	497,653	490,991
Total	2,970,400	2,672,972	1,753,490	1,469,211	1,254,945	103,630,849	65,727,704

Liabilities
Current and long-term liabilities
Deposits	2,317,106	1,987,475	1,428,502	38	63,003	30,510,790	23,290,650
Demand deposits	1,201,207	1,062,144	426,979		-	8,010,460	5,014,768
Savings deposits	713,030	586,928	673,317	-	-	1,750,830	941,585
Interbank deposits	38,428	50,516	87,591	-	-	582,199	1,003,674
Time deposits	364,441	287,887	240,615	38	63,003	20,167,301	16,330,623
Deposits received under securities repurchase agreements	-	-	-	-	-	2,966,808	1,706,935
Funds from acceptance and issuance of securities	-	-	-	-	-	6,554,266	5,167,854
Borrowing	6,081	12,753	4,852	57,311	7,532	10,402,692	12,483,976
Derivative financial instruments	-	-	-	-	-	1,014,383	1,108,022
Foreign exchange portfolio	25,991	43,811	17,978	396,855	-	29,275,189	4,534,028
Other liabilities	327,343	346,039	93,885	89,974	25,020	5,351,343	4,725,690
Deferred income	-	-	82	-	21	16,008	16,153
Minority interests in subsidiaries	-	18	-	10	6	280	31,302
Stockholders' equity
Capital and reserves	292,616	240,409	149,615	886,963	1,162,873	16,546,361	12,165,075
Net income	1,263	42,467	58,576	38,060	(3,510)	992,729	498,019
Total	2,970,400	2,672,972	1,753,490	1,469,211	1,254,945	103,630,849	65,727,704
Statement of Income
Income from financial operations	63,223	120,875	117,684	(8,571)	18,273	3,300,367	2,412,157
Expenses on financial operations	(9,524)	(12,639)	(25,305)	(1,468)	(1,162)	(1,764,396)	(1,384,617)
Result of allowance for loan losses	(2,190)	(2,755)	(10,634)	-	6	(310,186)	(109,304)
Gross income from financial operations	51,509	105,481	81,745	(10,039)	17,117	1,225,785	918,236
Other operating revenues/expenses	(51,039)	(60,271)	(17,825)	61,854	(1,269)	(120,724)	(382,751)
Operating income	470	45,210	63,920	51,815	15,848	1,105,061	535,485
Non-operating income	7,741	3,371	1,018	(197)	18	10,627	10,268
Income before taxes on income and profit sharing	8,211	48,581	64,938	51,618	15,866	1,115,688	545,753
Income tax	(6,948)	(6,114)	(6,362)	(7,038)	(10,016)	(99,787)	2,223
Statutory participation in income	-	-	-	(6,520)	(9,359)	(23,155)	(31,955)
Minority interests in subsidiaries	-	-	-	-	(1)	(17)	(18,002)
Net income (loss)	1,263	42,467	58,576	38,060	(3,510)	992,729	498,019
(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch  and Unibanco Grand Cayman Branch;

(2	New company's name of Banco Itaú Buen Ayre S.A., approved by the Banco Central de La República Argentina on 02/0242008;
(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A. (dissolved on 07/31/2009), BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., only on 09/30/2009, Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda, Brazcomp 1 Limited and Fin Trade, Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited Cape Ann Corporation Limited;

(4)
BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, only on 30/09/2009 Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd.e Rosefield Finance Ltd., Unibanco - União de Bancos Brasileiros (Luxenbourg) S.A. (merged in 31/07/2009 );

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and only on 09/30/2009 Itaú Chile Compañia de Seguros de Vida S.A.;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, Itaú Uruguay Directo S.A., Unión Capital AFAP S.A;
(7)	Interbanco S.A;
(8)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda,, Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Itaú Securities Holding (new company's name of Zircon Corporation), Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd. (dissolved on 07/31/2009), Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., Itaú Middle East Securities Limited and only on 09/30/2009 Itau UK Securities Ltd, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable,  Proserv - Promociones Y Servicios S.A. de C. V.

(9)	Information on foreign consolidated presents balances net of eliminations from consolidation.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	140

NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ UNIBANCO HOLDING through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (www.itau-unibanco.com/ir), in the following route Corporate Governance/Risk Management.

I –   Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. The market risk is controlled by the centralized risk control area, which carries out daily measurement, assessment and report activities by way of control units set in the Legal Entities.

Additionally, it carries out the consolidated monitoring, assessment and report of market risk information, aiming at providing input for the Management Committee’s follow-up and compliance with the Brazilian regulatory body.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In September 2009 the Total VaR Global of ITAÚ UNIBANCO HOLDING was R$ 158 million (R$ 193 million in June 2009).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed at September 30, 2009 (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications in approximately 25% (scenario I) and approximately 50% (scenario II), and the biggest losses arising, by risk factor, in each scenario, were stated in result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

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The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 486 million and R$ 1.046 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking ), sensitivity is R$ 1.238 million and R$ 2.497 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analyses shown above do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The method, parameters and assumptions are in the Management Discussion and Analysis Report (www.itau-unibanco.com/ir).

ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It is in the website (www.itau-unibanco.com/ir) in the route: Corporate Governance/Regulations and Policies/Market Risk Management Policy.

II – Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

ITAÚ UNIBANCO HOLDING’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING determines a provision level commensurate with the risk incurred in  each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, ITAÚ UNIBANCO HOLDING recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually recognized based on the company’s historic default cycle. In view of the worsened economic scenario in the 4th quarter of 2008, the default cycle used for calculating the additional provision was widened to include the expected effects of the new scenario.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III – Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

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The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operating capital for operating risk came into effect as from July 1, 2008. ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

In addition to this structure, ITAÚ UNIBANCO HOLDING uses the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (www.itau-unibanco.com/ir), in the route: Corporate Governance/Regulations and Policies/Operating Risk Management Policy.

IV – Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V – Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, which may cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

ITAÚ UNIBANCO HOLDING has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal modes of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

Itaú Unibanco Holding S. A. – Complete Financial Statements - September 30, 2009	143

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to foreign currency were:
	09/30/2009	09/30/2008
Permanent foreign investments	17,539,090	12,663,094
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(31,361,010)	(19,916,437)
Net foreign exchange position (*)	(13,821,920)	(7,253,343)
(*)	If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (8,165,717) at 09/30/2008).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios – ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Investment funds	249,097,384	171,895,094	249,097,384	171,895,094	1,626	1,237
Fixed income	221,461,429	154,274,869	221,461,429	154,274,869	1,329	1,068
Shares	27,635,955	17,620,225	27,635,955	17,620,225	297	169
Managed portfolios	116,879,501	74,044,874	61,248,464	37,505,254	11,536	9,951
Customers	55,514,586	52,195,731	48,421,433	29,910,010	11,454	9,902
Itaú Group	61,364,915	21,849,143	12,827,031	7,595,244	82	49
TOTAL	365,976,885	245,939,968	310,345,848	209,400,348	13,162	11,188
(*)   It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	09/30/2009	09/30/2008
Monthly estimate of installments receivable from participants	37,651	28,854
Group liabilities by installments	2,240,157	1,720,021
Participants – assets to be delivered	2,082,671	1,557,345
Funds available for participants	257,280	213,783
(In units)
Number of managed groups	649	612
Number of current participants	119,787	95,272
Number of assets to be delivered to participants	69,017	47,043

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	144

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 378 (R$ 226 at 09/30/2008) in the period, and the Foundation’s social net assets totaled R$ 481,634 (R$ 620,243 at 09/30/2008). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 30,360 (R$ 31,040 from January 1 to September 30, 2008).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema  - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to September 30, 2009, the consolidated companies donated the amount of R$ 9,632.

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to September 30, 2009, the consolidated companies donated the amount of R$ 425.

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	145

k)	Minority interests in subsidiaries

	Stockholders' equity		Results
			01/01 to	01/01 to
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Unibanco Participações Societárias S.A.	1,109,300	-	(49,128)	-
Itau Bank, Ltd. (1)	698,957	752,563	-	-
Banco Itaú Europa S.A. (Note 2b)	-	933,511	-	(90,899)
Redecard S.A. (Note 2a)	527,301	-	(504,284)	-
Itaú BBA Participações S.A. (Note 15a I)	-	273,809	-	(41,464)
Itaú XL Seguros Corporativos S.A.	122,218	109,406	(18,281)	(10,520)
Miravalles Empreendimentos e Participações S.A. (2)	104,092	93,154	(2,475)	(2,254)
BIU Participações S.A.	83,360	-	(19,888)	-
Três "B" Empreendimentos e Participações Ltda. (3)	75,045	68,382	(7,503)	(6,015)
Itaú Gestão de Ativos S.A. (4)	60,967	61,028	(1,148)	(76)
Biogeração de Energia S.A.	28,796	-	(4,615)	-
Investimentos Bemge S.A. (5)	16,739	16,163	(801)	(272)
Kinea Investimentos S.A.	3,905	1,834	(395)	332
Other	612,180	61,577	(14,245)	(3,450)
Total	3,442,862	2,371,427	(622,763)	(154,618)
(1)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.;

(2	Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento;
(3)	Indirect subsidiary of Cia. Itaú de Capitalização;
(4)	Indirect subsidiary of Itaú Vida e Previdência S.A.;
(5)	Indirect subsidiary of Banco Itaucard S.A.

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l)	Exclusion of nonrecurring effects net of tax effects

	01/01 to	01/01 to
	09/30/2009	09/30/2008
Sale of investments (Note 13j)	211,652	192,447
Visa Inc. and Visa Net	211,652	95,229
Mastercard, Inc.	-	54,756
BM&FBovespa	-	42,462
Itaú Unibanco and CBD joint venture (Note 13i)	(363,000)	-
Provision for contingencies – economic plans (Note 12b)	(165,576)	(175,906)
Sale and adjustment to market value of shares of Banco Comercial Português S.A. held by BPI	-	(29,279)
Provision in excess of allowance for loan losses	-	(66,000)
Amortization of goodwill (Notes 2a and 13i)	(506,483)	(20,228)
Total	(823,407)	(98,966)

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	147

m)
Reclassifications for comparison purposes – The Company reclassified the balances as of September 30, 2008, for financial statements comparisons purposes, in view of the regrouping of the following headings: in the Balance Sheet, the reclassification of Acquisition of Right to Credit Payroll and Prepaid Expenses Related to Partnerships to Intangible Assets, of operation costs incurred from Prepaid Expenses to Subordinated Debt, the reclassification of Leasehold Improvements from Deferred Charges to Fixed Assets, and the reclassification of Customers Portfolio and Software from Deferred Charges to Intangible Assets, in order to comply with the requirements of Law No. 11,638, of December 28, 2007; the reclassification of operations with credit card issuing banks, from Other Receivables – Income Receivable to Transactions with Credit Card Issuers and Other Liabilities – Credit Card Operations; and the reclassification of Reinsurance operations from Technical Provisions of Insurance, Pension Plan and Capitalization to Other Receivables and Other Assets, in order to comply with SUSEP requirements. In Statement of Income, the reclassification of amounts related to recovery of interbank costs in Banking Service Fees and Other Administrative Expenses to Other Operating Expenses, based on recent changes to the by-laws and regulation of the Interbank Payment Chamber (CIP); and in view of the change in the criteria to distribute the effects of foreign exchange variation on foreign investments (Note 2b).

			Reclassified
	Prior disclosure	Reclassification	balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	392,312,028	(345,072)	391,966,956
OTHER RECEIVABLES	50,090,595	1,880,006	51,970,601
Income receivable	1,130,077	(344,275)	785,802
Transactions with credit card issuers	-	1,774,225	1,774,225
Insurance premiums receivable	921,626	(921,626)	-
Receivables from insurance and reinsurance operations	-	1,373,577	1,373,577
Other	21,986,824	(1,895)	21,984,929
OTHER ASSETS	5,048,288	(2,225,078)	2,823,210
Unearned premiums of reinsurance	-	207,156	207,156
Prepaid expenses	4,772,816	(2,432,234)	2,340,582
PERMANENT ASSETS	4,287,188	2,391,937	6,679,125
FIXED ASSETS	2,059,223	377,767	2,436,990
Real estate in use	2,314,181	596,889	2,911,070
(Accumulated depreciation)	(3,991,270)	(219,122)	(4,210,392)
DEFERRED CHARGES	802,114	(802,114)	-
Organization and expansion expenditures	1,304,028	(1,304,028)	-
(Accumulated amortization)	(501,914)	501,914	-
INTANGIBLE ASSETS	-	2,816,284	2,816,284
Acquisition of rights to credit payroll	-	1,971,841	1,971,841
Other intangible assets	-	1,127,236	1,127,236
(Accumulated amortization)	-	(282,793)	(282,793)
TOTAL ASSETS	396,599,216	2,046,865	398,646,081

CURRENT AND LONG-TERM LIABILITIES	362,546,552	2,046,865	364,593,417
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZA	27,573,314	554,908	28,128,222
OTHER LIABILITIES	74,771,339	1,491,957	76,263,296
Credit card operations	7,805,725	1,513,253	9,318,978
Subordinated debt	12,511,551	(4,030)	12,507,521
Sundry	7,924,815	(17,266)	7,907,549
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	396,599,216	2,046,865	398,646,081

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	35,259,477	(1,604,669)	33,654,808
Loan, lease and other credit operations	23,691,256	(1,187,844)	22,503,412
Securities and derivative financial instruments	8,711,047	(391,739)	8,319,308
Compulsory deposits	1,010,741	(25,086)	985,655
EXPENSES ON FINANCIAL OPERATIONS	(18,441,552)	1,534,658	(16,906,894)
Money market	(15,253,372)	1,144,558	(14,108,814)
Borrowings and onlending	(1,903,260)	390,100	(1,513,160)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	16,817,925	(70,011)	16,747,914
RESULT OF LOAN LOSSES	(5,072,140)	12,901	(5,059,239)
Expense for allowance for loan losses	(5,951,920)	12,901	(5,939,019)
GROSS INCOME FROM FINANCIAL OPERATIONS	11,745,785	(57,110)	11,688,675
OTHER OPERATING REVENUES (EXPENSES)	(3,924,616)	53,940	(3,870,676)
Banking service fees	6,103,917	(181,612)	5,922,305
Receipt	773,722	(182,124)	591,598
Other	835,332	512	835,844
Personnel expenses	(4,614,338)	1,656	(4,612,682)
Other administrative expenses	(5,105,883)	283,442	(4,822,441)
Tax expenses	(1,634,359)	2,268	(1,632,091)
Equity in earnings of affiliates	102,874	(40,711)	62,163
Other operating revenues	552,170	7,492	559,662
Other operating expenses	(1,913,563)	(18,613)	(1,932,176)
NON-OPERATING INCOME	315,545	(1,067)	314,478
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	8,136,714	(4,237)	8,132,477
INCOME TAX AND SOCIAL CONTRIBUTION	(1,404,380)	4,237	(1,400,143)
Due on operations for the period	(1,899,623)	(53,326)	(1,952,949)
Related to temporary differences	495,243	57,563	552,806
NET INCOME	5,931,807	-	5,931,807

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	148

n)	Law Nos. 11,638 and 11,941

Laws Nos. 6,404, of December 15, 1976, and 6,385, of December 7, 1976, were amended by Laws Nos. 11,638, of December 28, 2007, and 11,941, of May 27, 2009, on aspects related to accounting practices, preparation and disclosure of financial statements, effective as from January 1, 2008. The Law sets forth that the rules issued by CVM shall be prepared in conformity with international accounting standards.

The main changes arising from the Law are already included in these financial statements, including CVM regulations that do not conflict with those of BACEN’s, such as: disclosure on related parties, transaction costs, and premium on issuance of securities, statement of added value and share-based payment.

However, the standards below still await BACEN’s regulation to come into effect:

•	Effects on changes in foreign exchange rates and conversion of financial statements;

•	Adjustment to present value of long-term asset and liability operations, and of significant short-term operations;

o)	Subsequent Events

I - Alliance with Porto Seguro

On August 23, 2009 ITAÚ UNIBANCO HOLDING and Porto Seguro S.A. (PORTO SEGURO) entered into an alliance aimed at the unification of their residence and automobile insurance operations, in addition to an Operational Agreement for the exclusive offer and distribution of residence and automobile insurance products to the customers of the ITAÚ UNIBANCO branch network in Brazil and Uruguay.

Such alliance will be implemented through a corporate restructuring, in which ITAÚ UNIBANCO HOLDING will transfer to PORTO SEGURO all the assets and liabilities related to its current portfolio of residence and automobile insurance equivalent to a Stockholders’ Equity of R$ 950 million. In its turn, PORTO SEGURO will issue shares representing 30% (thirty percent) of its new capital stock, which will be delivered to ITAÚ UNIBANCO HOLDING, which will then proportionally consolidate its interest in PORTO SEGURO. Therefore, no significant changes are expected in ITAÚ UNIBANCO HOLDING’s balance sheet.

For accounting purposes, the alliance will be concluded when the operation is approved at PORTO SEGURO's stockholders’ meeting and the by the Brazilian Antitrust System (SBDC), which is scheduled to take place in the fourth quarter of 2009. On October 16, 2009, SUSEP granted prior authorization for the corporate acts related to this alliance.

II - Transfer of Unibanco Saúde Seguradora’s capital to Tempo Participações

On September 24, ITAÚ UNIBANCO HOLDING and Tempo Participações S.A. (TEMPO) signed a Memorandum of Understanding aimed at transferring 100% of Unibanco Saúde Seguradora’s capital to TEMPO. Accordingly, TEMPO will pay the amount of R$ 55 million on the stock transfer date. In view of the performance of Unibanco Saúde’s operations in the subsequent 12 months, ITAÚ UNIBANCO HOLDING will be entitled to an additional payment of up to R$ 45 million. This transaction is not expected to give rise to significant effects on the company’s balance sheet and results.

In the coming 90 days, TEMPO and ITAÚ UNIBANCO HOLDING will execute a definitive documentation detailing the rules outlined in the Memorandum of Understanding and will subject this agreement to the approval of the bodies in charge, including the ANS (Brazilian Health Agency – the health market regulator) and SBDC.

The effects of this operation will be recorded in the financial statements after the above-mentioned approval.

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	149

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(formerly Itaú Unibanco Banco Múltiplo S.A.)

1
We have carried out limited reviews of the balance sheets of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of September 30, 2009 and 2008, and the related statements of income, of changes in stockholders´ equity, of cash flows and of added value, as well as the consolidated statements of income, of cash flows and of added value for the nine-month periods then ended. These financial statements are the responsibility of the Bank´s management. Our responsibility is to issue a report on these financial statements.

2
Our reviews were conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the financial statements and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be stated in accordance with accounting practices adopted in Brazil.

São Paulo, October 30, 2009

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	150

ITAÚ UNIBANCO H OLDING S.A.
CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the financial statements for the period from January to September 2009, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, October 30, 2009.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member

Itaú Unibanco Holding S.A. – Complete Financial Statements - September 30, 2009	151